03036817

RECEIVED

NOV 6 2003

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

RECD S.E.C.

NOV 6 2003

PROCESSED

NOV 12 2003

THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Date Filed ________________
File No. 24-10056

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route k
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541

(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
William Fuller	3004 Woodleigh Road Birmingham, AL 35223	101 N. 24th Birmingham, AL 35223
Floyd Lewis	1504 S. 36th Yakimo, WA 98909-1846	2212 Road 1.4 NE Moses Lake, WA 98837
Dale Steege	14101 West 62nd Street Eden Prairie, MN 55344	25646 Pillsbury Avenue Lakeville, MN 55044
Dr. Robert Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Dr. Lionel Reilly	10077 South 134th Street Omaha, NE 68138	20620 Corral Road Elkhorn, NE 68022
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Dr. Arnold Nagely	East Highway 36 Marysville, KS 66508	1174 Keystone Road Marysville, KS 66508
Chuck Vander Ploeg	392 15th Street, NE Sioux City, IA 51250	437 4th Avenue NE Sioux Center, IA 51250
Leon Ellin	1409 C South Indiana Avenue Chicago, IL 60605	78 Jefferson Street Hoboken, NJ 07030
Don Janezic	201 Black Road Turnpike Fairfield, CT 06432	622 Tamarack Road Cheshire, CT 06410
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Drive St. Joseph, MO 64506	Vice President of Research & Development
Herman Haenert	20927 State Route K St. Joseph, MO 64505	38020 Rolling Hills Drive Tucson, AZ 85739	Vice President of Business Development
Bill Barr	20927 State Route K St. Joseph, MO 64505	3408 East Colony Square St. Joseph, MO 64506	Vice President of Sales
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	120 W. 12th St., Ste 1300, Kansas City, MO 64105	1761 E. 960 Road Lawrence, KS 66049	Secretary

Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Special Projects
Dr. Brett Terhaar	20927 State Route K St. Joseph, MO 64505	2046 Adair-Madison Ave. Winterset, IA 50273	Vice-President of Technical Services

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

Class A shares – None

(e) beneficial owners of 5% or more of any class of Issuer's equity securities: None

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Special Securities Counsel
Edward S. Sloan	Roger N. Walter
Niewald, Waldeck & Brown	Morris, Laing, Evans, Brock & Kennedy, Chtd.
Twelve Wyandotte Plaza	800 SW Jackson, Suite 1310
120 West 12th St., Suite 1300	Topeka, KS 66612-1216
Kansas City, MO 64105-1932	

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Arkansas, California, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota Pennsylvania, Oklahoma, South Dakota, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A 10,226 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $18.00 to $19.25 per share. Also, the Company issued 50 shares each to 13 individuals for no cash consideration in consideration for attending a seminar, and issued 1,850 shares for no cash consideration as an incentive bonus to key management personnel. The shares issued to the seminar attendees were issued on June 4, 2002 when the book value of the shares was $18.70. The shares issued to management were issued on May 22, 2002 when the book value of the shares was $18.69. A total of 7,726 shares of Class B stock were issued for cash consideration in the aggregate amount of $147,052.80.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Deleted: ¶
¶

Alexander Shultz
Barry Noll
LeAnn Nagely
Eldon Reeb
Mark Nagely
Randal Krueger
Steve Schram
Brent VanderZwaag
Helen Taylor
Monica Dennis
Lois Gladfeller
Patti Lisonbee
Chad Spitzer
Brenda Gilliland
Lance Thornberry
Joshua Shultz
Heidi Meeley
Neal Nagely
Kevin Price
Donald Janezic
Kim Brasel
Cary Becker
Darrell Bandy
Heather Noyes
Matt Ernsberger
Jerry Krasser
Justin Day
Larry Inman
Brian Shultz
Ralph J. Feeser
Scott Nagely
Tina Clark
Leon Ellin
Brenda Matthews
Herman Haenert
Lisa Young
Brett Terhaar
Susan Elizabeth Hess
Ronnie Hodge
Brian Courtney
Randy Ferking

(b) Sales for accounts of others. None of the securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. Within one year prior to the filing of this Form 1-A there were 46 transactions involving the issuance of 10,226 Class B shares to 41 separate individuals. Twenty (20) of the transactions were to existing holders of Class B shares of the issuer. Eighteen (18) of the transactions did not involve the payment of any cash consideration and were issued to management as an incentive bonus or to attendees at a company seminar. All of the purchasers had a pre-existing relationship with the Issuer in that they were all employees of Class A shareholders of the Issuer, or were employees of Agri-Labs or outside directors. Class B shares are non-voting shares and only entitle Class B shareholders to dividends. The primary purpose for selling the Class B shares is to create an incentive within the sales force of Agri-Labs' distributors to sell Agri-Labs' products, by providing them a share of Agri-Labs' profits.

The shares are restricted securities and may not be resold without the consent of the Issuer, and without an opinion of counsel satisfactory to the Issuer that resale will not require registration under federal and applicable state securities laws. Certificates for the Class B shares bear a restrictive legend. If the Class B shareholder's employment with the Class A shareholder or Agri-Labs terminates or if the Class A shareholder shall terminate its relationship as such with Agri-Labs, the Issuer has the option to redeem the shares at existing book value at the end of the month which precedes the shareholder's termination.

Sales of the Class B shares as described above were exempt under Section 4(2) of the Securities Act of 1933 as sales not involving a public offer. All of the individuals who purchased Class B shares were upper level management of either Class A Shareholders or Agri-Labs who had a long term relationship and familiarity with Agri-Labs and its business. No actual disclosure was provided, however all purchasers would have had access to all information concerning Agri-Labs, its operations and its financial condition.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable

PART II — OFFERING CIRCULAR
(DATE: November 4, 2003)

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $19.97 per share

Class C Common Stock – 100,000 shares
Price $19.97 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $1,997,000.00
Class C Stock - $1,997,000.00
Total Maximum Offering Amount - $3,994,008

Price per share $19.97 as of May 31, 2003 valid through December 31, 2003

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	**$19.97**	-0-	**$19.97** [1]
Total Class B Shares	**$1,997,000.00**	-0-	**$1,997,000.00**
Class C Per Share	**$19.97**	-0-	**$19.97**
Total Class C Shares	**$1,997,000.00**	-0-	**$1,997,000.00**
Total Class B and Class C Shares	**$3,994,000.00**	-0-	**$3,994,000.00**

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 100,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock will be limited to licensed, practicing

[1] Before deducting expense of the Offering, which include printing, accounting and legal services payable by the Company estimated at $65,000.

veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price has been determined by reference to the existing book value of Class B shares. The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date this Offering is first qualified. This Offering will terminate on ________________, 2005. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

See "Risk Factors" beginning on page 12 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROMREGISTRATION.

TABLE OF CONTENTS

OFFERING SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock and Class B common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 21 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2001 for a price of $17.21 per share for an aggregate purchase price of $258,150. Class A shareholders are all retail distributors of products distributed by Agri-Labs.

Class B shares are non-voting shares which only entitle Class B shareholders to dividends. Class B shares are only offered to employees of Class A shareholders and employees of Agri-Labs or outside directors. They are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company's accountants. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 forward that annual dividend has been either $1.00 or $1.10 per share. Beginning in 2000 and thereafter, dividends on Class B shares were prorated to also reflect the length of ownership of the shares during the calendar year for which the divided was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale,

Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It proposes to primarily grow the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts will be Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

To create an incentive for veterinarians to distribute the vaccines, Agri-Labs proposes to implement a program which emulates the successful features of its Class B shares. This program will involve the issuance of a new class of shares, Class C stock, which will only be available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares will be purchased for cash consideration at the equivalent price of Class B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder will be required to maintain sales of $75,000 annually in the sale of Agri-Labs' products or $20,000 in TITANIUM®/MASTERGUARD® vaccines sales or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2002. It has not declared dividends on Class A shares. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of shares.

Agri-Labs proposes to distribute annual dividends on the Class C shares at an amount equal to the Class B share dividends based on a pro-rata share of net profits. It is expected that Class C dividends, just as Class B dividends, will be prorated based on both the number of and length of ownership of Class C shares for the calendar year for which the dividend is declared.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement, an example of which is attached to this Offering Circular as Exhibit E or F. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 100,000 shares of Class C stock
Price Per Share	$19.97 per Class B shares[2] $19.97 per Class C shares[3]
Total Shares Issued and Outstanding After Offering	192,356 shares Class B stock 100,000 shares Class C stock
Total Proceeds	$1,997,000 – Class B shares $1,997,000– Class C shares $3,994,000 total Class B and C shares
Dilution	
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

[2] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000.

[3] *See Footnote 1*

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase , that request will be subject to Agri-Labs ability to redeem the shares as provided in its Bylaws. Also, since no minimum purchase amount is required, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically (from 1994 through 1998) 29 Class B shareholders have requested approval to transfer 34,751 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so, in the event Agri-Labs elects not to or is unable to redeem the shares.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 75 Class B shareholders holding 52,406 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 35 Class B shareholders holding 25,155 shares have had their shares redeemed by Agri-Labs. The remaining 40 shareholders holding 27,251 Class B shares have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $75,000 of Agri-Labs' product sales or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $75,000 of general products or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2002. The first dividend declared by Agri-Labs in 1987 was for $0.25 per share, and the declared dividend has increased each year thereafter. The dividend has been $1.10 per share since 1998, and for the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Though the Company historically has been able to pay dividends on Class B shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B shares, but not Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of The Exclusive Right To Market TOP LINE® And DOUBLE IMPACT® Products Could Materially Affect Agri-Labs' Business. Agri-Labs' exclusive right to market TOPLINE® and DOUBLE IMPACT® products owned by Merial is subject to a one-year renewable contract. Although Agri-Labs expects this contract to be renewed annually, there is no guarantee this will be the case. The loss of this contract could reduce endectocide product sales if an alternative source is not secured. Endectocides are medications which control worms in cattle and on cattle. This product line represents approximately 6% of Agri-Labs' annual revenues.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Ninety percent (90%) of its annual revenues are generated by its 21 Class A shareholders. Agri-Labs top five (5) distributors in 2002 represented 56% of its total revenues.

The U.S. animal health market over the last 10 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Agri-Labs currently has a distribution agreement with Intervet Supply, which is not a Class A shareholder, to market Intervet's equine, swine and selected cattle biological products through its retail distributors which expires in 2004. These products represent four percent (4%) of its annual revenues. The failure to renew this contract could have a material adverse affect on its revenues.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering is contained in the following table:

Gross agregate proceeds	$3,994,000.00
less offering expenses	$0.00[4]
net proceeds after offering expenses	$3,994,000.00

Principal Purposes	25% Proceeds (998,500.00)		50% Proceeds (1,997,000.00)		75% Proceeds (2,995,500.00)		100% Procee (3,994,000.00	
R & D Investments	$998,500.00	100%	$1,198,200.00	60%	$1,497,750.00	50%	$1,997,000.00	
Product Acquisition			$599,100.00	30%	$898,650.00	30%	$1,198,200.00	
Infrastructure			$199,700.00	10%	$299,550.00	10%	$399,400.00	
Marketing					$299,550.00	10%	$399,400.00	
Total	**$998,500.00**	**100%**	**$1,997,000.00**	**100%**	**$2,995,500.00**	**100%**	**$3,994,000.00**	

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

[4] Offering expenses estimated at $65,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team..

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products(products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines.

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $1.6 billion in product sales or 47% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers it works with. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research and development firms/manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research and development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services Agri-

Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with five manufacturers/research and development entities.

Distribution and Sales

The heart and soul of Agri-Labs is its distributor network. In the beginning, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market.. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 425 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 225 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 140 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through our warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience.

This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded ten (10) ANADAs and continues to be active in ANADA and New Animal Drug Application (NADA) development and acquisition.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration(soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms(pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine(CVM)as an ANADA. CVM is a division of the Food and Drug Administration(FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices(CGMPs), CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri Laboratories greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 50% of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Our Brands

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, EquiLabs®, Performer®, Champion Protector® and Tradewinds®. Through these multiple brands it can reach the United States market in each marketing channel for its customers.

Number of Employees

During the 2002 calendar year Agri-Labs had forty (40) full time employees and one (1) part time employee. In 2001 it had thirty-eight (38) full time employees and one (1) part time employee.

Competitive Conditions

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. 'This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, INc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2002 % of Sales	2001 % of Sales
Members – Class A Shareholders		
Professional Vet Products	20.27%	14.25%
Vet Pharm	13.79%	11.43%
Walco/Hi Pro	9.99%	20.14%
MWI Vet Supply	6.92%	5.50%
West Plains Vet	4.43%	3.13%
Valley Vet Supply	4.39%	4.84%
Robert J. Matthews, Co	3.73%	4.13%
Animal Pharmaecuticals, Inc.	3.33%	3.95%

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholder than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2002 calendar year Agri-Labs spent $232,043 on research and development. In 2001 it spent $222,042 on research and development. In 2002 it spent $70,000 on technical trials, and in 2001 it spent $5,499 on technical trials.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

______Agri-Labs entered into an agreement with Merial, Inc. for the exclusive right to market pioneer labeled endectocides which are a pour-on topical treatment for parasite control. These products are known by the trade names of TOPLINE® and DOUBLE IMPACT®. The original five-year term of the contract has expired, but is subject to the option of annual renewal upon Agri-Labs meeting certain minimum product sale requirements. Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these products could not use these trade names. The patent for the active ingredients for these products expired in 2003, and generic drugs competing with these products have been on the market since 2002. There are currently eight competing generic drug substitutes which has caused the price for the products to decline. Agri-Labs has been granted an ANADA application to manufacture a generic drug substitute and has entered into an agreement with a third party to manufacture a generic drug substitute. The sale of the generic drug substitutes for these products would provide Agri-Labs a higher profit margin than sales of TOPLINE® and DOUBLE IMPACT®.

Agri-Labs has also entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names

TITANIUM® and MASTERGUARD®. This contract extends through 2014, but is expressly conditioned on Agri-Labs meeting a certain minimum volume of sales on an annual basis which escalates annually over the life of the contract. If Agri-Labs fails to meet these minimum product sales requirements it could lose the exclusive right to sell these vaccines. However, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines could not use these trade names.

Additionally, Agri-Labs has entered an agreement with Intervet, Inc. by which Agri-Labs has granted Intervet the right to jointly market and distribute TITANIUM® and MASTERGUARD®. In exchange for this right Intervet has agreed to provide certain antigens it owns for inclusion in the vaccines to improve their marketability. The term of the agreement was for one year subject to annual renewals. The total vaccine distributions by Intervet and Agri-Labs are credited toward the minimum product sale requirements for Agri-Labs in meeting its minimum requirements to maintain its exclusive rights under its agreement with Diamond Animal Health, Inc. The terms of this agreement have been recently renegotiated to provide for a sharing of marketing concepts, rebates and other sale incentives. The failure of Agri-Labs to annually renew its contract with Intervet could materially effect its ability to continue to effectively market these vaccines and maintain its exclusive marketing rights.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $28,140. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with cooler storage representing 46,000 square feet. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Lakeland Vet, Inc.
Michigan Veterinary Farm Supply
National Animal Health
Robert J. Matthews Co.
Southern Livestock Supply Co., Inc.
Double E Investments
Veterinary Pharmaceuticals, Inc.
L&W Enterprises
Edward Bradford
Terry Christie
William Fuller
Larry Gladfelter
Herman Haenert
Dr. Keith Jeffers
Robert Lohmann
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Bruce Noyes
Helen Taylor
Cary Becker
Dr. Brett Terhaar

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Dr. Arnold Nagely, Age 60	Valley Vet Supply, Inc.	March 2002	March 2006
Walt Evans, Age 48	UPCO	March 2002	March 2006
William Fuller, Age 65	Fuller Supply Co., Inc.	March 2001	March 2005
Dale Steege, Age 60	Lakeland Vet	March, 2001	March 2005
Floyd Lewis, Age 45	Animal Pharmaceuticals	March 2003	March 2004
Dr. Lionel Reilly, Age 60	PVPL	March 2000	March 2004
Steve Schram, Age 42	Agri-Labs	N/A	Upon termination of employment as CEO

Directors Elect

Name	Company	Mo/Year Nominated	Term Expires
Dr. Robert Matthews, Age 61	R.J. Matthews Company	March 2003	March 2007
Chuck Vander Ploeg, Age 48	Vet Pharm	March 2003	March 2007

Outside Directors

Name	Mo/Year Nominated	Term Expires
Donald Janezic, Age 57	March 2002	March 2004
Leon Ellin, Age 59	March 2003	March 2005

Directors

Dr. Arnold Nagely has practiced veterinary medicine for over 25 years in northeast Kansas since receiving his DVM from Kansas State University. Dr. Nagely's interests include bovine medicine and surgery, dairy herd health, cow-calf production, swine medicine, canine and feline medicine and surgery. Dr. Nagely is a member of the Kansas Veterinary Medical Association, the American Veterinary Medical Association, the American Association of Bovine Practitioners, and the American Association of Swine Practitioners. Dr. Nagely divides his time between family and business activities.

Walt Evans is part of the second generation of the Evans family to work in the pet products industry, and is the co-owner of United Pharmacal Co., and entity created by his father almost 50 years ago.

William Fuller is the President of Fuller Supply Co., Inc., a dealer in dairy, sanitary, veterinary supplies and animal health products and services since 1964.

Dale Steege is the co-founder, owner and operator of Lakeland Vet, Inc., a Minnesota corporation that has been in the business of sales of animal pharmaceuticals and supplies for over 35 years.

Floyd Lewis is an owner and operator of Animal Pharmaceuticals, Inc., a wholesaler of veterinary equipment and supplies since 1984 based in the State of Wahshington.

Dr. Lionel Reilly is the President and CEO of Professional Veterinary Products, Ltd., an Omaha-based company and a leader in the wholesale of animal health products. After earning his DVM degree from Kansas State University in 1970, Dr. Reilly served as a post veterinarian at Hunter Army Airfield in Georgia and worked in private practice in Denver. He joined Professional Veterinary Products in 1983.

Dr. Robert Matthews is the Vice President of Robert J. Matthews Co., an animal health and related products distributor out of Massillon, Ohio.

Chuck Vander Ploeg is the President and CEO of Vet Pharm, Inc., a full service animal health products distributor providing services to veterinarians across the United States since 1983.

Leon Ellin is Executive Vice President and Chief Financial Officer ("CFO") of Allied Office Products of Clifton, New Jersey. Allied is a $275 million distributor of office supplies. His primary responsibilities include strategic repositioning and restructuring loans. Prior to this from September of 1998 until May, 2002 he was a Senior Vice President and CFO of Wilton Industries based in Woodridge, Illinois, a leading marketer of consume housewares and craft supplies.

Donald Janezic is a Certified Public Accountant. Since 1987 to the present he has been the CFO of Bigelow Tea Co. based in Fairfield, Connecticut.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 41 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 51 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health(formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Herman Haenert serves as Vice President of Business Development. He was born and raised in Germany. He is 63 years of age. He received his elementary education in East Germany and one year of advanced studies in West Berlin, Germany. He immigrated to the United States in 1953 and graduated from Scales Mound, Il High School and the Rockford Business College, Rockford, Illinois. His professional background prior to joining Agri-Labs is as follows:

- 1960-1970 Hanley Furniture Co., Rockford, Illinois, Various management positions
- 1970-1971 Commodity Broker, Chicago Mercantile Exchange
- 1971 Started Wholesale Veterinary Supply in Rockford, IL., a mail order animal health business, in conjunction with a veterinarian
- 1972 Merged Wholesale Veterinary Supply with an existing animal health business in Rockford, IL. (Cole Chemical)
- 1972-1984 President, Wholesale Veterinary Supply, Inc., Started ProVet of Loves Park (ethical distribution business), Rockford Pet & Livestock Supply, (retail stores), Groom Rite Products (manufacturer of grooming tables, tack boxes and other ancillary products for the grooming industry).

- 1984 sold Wholesale Veterinary Supply, Inc., and associated companies to ConAgra.
- 1984-1992 President, Wholesale Veterinary Supply, Inc., ProVet Companies and Omaha Vaccine. During that time period, acquired nine animal health entities, exclusive product lines and marketing agreements as part of a strategic ConAgra Animal Health Company plan, creating a $100,000,000 company.
- 1984 Founding member of Agri-Laboratories, Ltd. in St. Joseph, MO with 25 initial investors.
- 1992- to present, Agri-Labs, St. Joseph, MO. Vice President Business Development.
- Past President and Chairman of AVDA (American Veterinary Distributing Association).

Bill Barr serves as Vice President of Sales and is 45 years of age. He was born and raised in Iowa. He graduated from Red Oak High School in 1975. He served in the United States Air Force 1976-1982 and was honorably discharged. His professional background prior to joining Agri-Labs is as follows:

- Managed Barr Feed, Fuel and Chemicals 1978-1991
- Iowa Veterinary Supply – Territory Manager – 1991-1993
- Vet Pharm, Inc. – Marketing Representative – 1993 – 1998

Mr. Barr joined Agri-Labs as the Southeast Regional Sales Manager in 1998. In 2001 he was selected as the National Sales Manager. He currently serves as Vice President of Sales. In this position his responsibilities include overseeing all sales activities both inside and outside Agri-Labs to include the Customer Service Department. He works regularly with the Marketing Team to assist in writing and implementing programs. He has responsibility for overseeing the regional sales managers and the customer service manager who report directly to him.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 46.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Niewald, Waldeck & Brown in Kansas City, Missouri. He also serves as recording secretary for all Shareholder and Board of Director meetings. For the prior five year Mr. Sloan has been a partner with the Kansas City law firm of Niewald, Waldeck & Brown, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 42 years old.

Cary Becker serves as Vice President of Special Projects for Agri-Labs. He was hired in this position on May 1, 1999. He is 43 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Brett Terhaar, DVM serves as Vice President of Technical Services for Agri-Labs. He was hired in this position on June 1, 1998. He is 38 years of age. He was born and raised in Iowa. He graduated from Elk River Senior High School in 1983. He attended and graduated from Bethel College with a B.A. in Biology in 1987. Thereafter he graduated from the University of Minnesota, College of Veterinary Medicine 1991. His professional background prior to joining Agri-Labs is as follows:

- Veterinary Practitioner, Ainsworth Veterinary Clinic Ainsworth, NE 1991-1992
- Veterinary Practitioner, Waconia Veterinary Clinic, P.A. Waconia, MN 1992-1993
- Technical Services Manager, Syntex Animal Health, West Des Moines, IA 1993-1995
- Director, Technical Services/Research Farm, Diamond Animal Health, Winterset, IA 1995-1997
- Technical Services Manager, Hoffmann-LaRoche, Inc., Winterset, IA 1997-1998

Dr. Terhaar's primary responsibilities as Vice President of Technical Services are to provide leadership and direction to the Technical Services group of Agri-Labs. In this position he oversees the use of technical service resources to coordinate research with sales and marketing, and customer service of the firm. He is also responsible for insuring for the proper training of the distribution network in an efficient and cost effective manner.

RENUMERATION OF DIRECTORS AND OFFICERS

Title	Total Annual Compensation
Chief Executive Officer, President & Chairman of the Board, and	$328,183
Vice President of Research and Development	$315,526
Vice President of Business Development	$199,882
TOTAL	$843,591

There are two (2) stock option plans approved by the Board of Directors as follows:

1. **Executive Share Appreciation Plan**. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. Only one employee has been granted such units. The CEO Steve Shram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997.

2. **Incentive Stock Option Plan.**_Agri-Labs has also established an Incentive Stock Option Plan ("Incentive Plan"). Under the Incentive Plan key executive employees selected by the Board of Directors may from time to time be granted options to purchase shares at the current book value of the shares. The total number of shares which may be granted under the Incentive Plan is currently limited to 40,000 shares. The options must be exercised during the option period as specified in the Stock Option Agreement which shall not exceed 10 years from the date the option is granted. The following employees have been granted options on Class B shares:

Name	Options	Exercise Price	Date of Exercise
Cary Becker	**2,000 shares Class B**	**$13.84**	**unexercised**
Herman Haenert	**4,000 shares Class B**	**$13.84**	**unexercised**
Helen Taylor	**2,000 shares Class B**	**$13.84**	**unexercised**
William Barr	**1,000 shares Class B**	**$16.74**	**unexercised**

William Barr	**1,000 shares Class B**	**$17.73**	**unexercised**
Brett Terhaar	**1,000 shares Class B**	**$16.74**	**unexercised**
Brett Terhaar	**1,000 shares Class B**	**$16.74**	**unexercised**

3. Agri-Labs also provides a Life Insurance Policy insuring the life of its CEO Steve Schram. Death benefits that could be paid under the policy are split equally between the CEO's designated beneficiary and the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 21 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a six (6) month period and is renewed semi-annually. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor are due 30 days after invoice. Unpaid balances accrue interest at the rate of 1 ½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of August 31, 2003 and the aging report with respect to these accounts is contained in the following table:

	8/31/2003 A/R Balance	**% of A/R**
Members		
Professional Vet Products	$2,665,241.86	23.78%
Vet Pharm	$1,516,251.57	13.53%
Walco/Hi Pro	$376,688.65	3.36%
MWI Vet Supply	$729,982.66	6.51%
West Plains Vet	$553,036.43	4.93%
Valley Vet	$133,840.45	1.19%
Robert J. Matthews, Co	$436,072.98	3.89%

Animal Pharmaeuticals, Inc.	$681,686.37	6.08%
Animal Medic	$232,153.85	2.07%
Veterinary Pharmaceutical, Inc	$601,828.70	5.37%
Vet & Poultry	$273,128.10	2.44%
Fuller Supply Co., Inc	$321,900.62	2.87%
Jeffers, Inc	$99,012.33	0.88%
Northwest Veterinary Supply	$149,283.27	1.33%
Lakeland Vet, Inc	$60,165.33	0.54%
Wynco, LLC	$182,052.45	1.62%
Southern Livestock	$120,060.77	1.07%
Michigan Vet Supply	$24,039.70	0.21%
United Pharmacal Co., Inc	$16,977.42	0.15%
National Animal Health	$15,796.27	0.14%
Non Members	$2,019,965.48	18.02%
Totals	**$11,209,165.26**	**100.00%**

The aging of the Accounts Receivable is as follows:

Current	88.80%
30 - 60 days	10.90%
Over 60 days	0.30%
	100.00%

Two of Agri-Labs Class A shareholders have redeemed their shares and are owed payment for the redemptions under unsecured promissory notes. One note is owed to Westfalia Surge, Inc. in the amount of $192,500 without interest. The final payment for the principal amount owed on the note is due on July 15, 2004. The second note, accruing interest at 3% per annum, is owed to W & W Supply Company of Florida, Inc. The principal amount of that note is $298,654. The principal plus accrued interest is due in two equal payments on July 1, 2004 and January 2, 2005.

The Chief Executive Officer and Chairman of the Board of Directors owed a promissory note to Agri-Labs. The amount of the note as of April 30, 2003 was $3,335, including accrued interest. The note was paid off in September, 2003.

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partnership, Inc., a Missouri Corporationi, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership.

Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $28,140.

PRINCIPAL STOCKHOLDERS

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Floyd Lewis 1504 S. 36th Yakimo, WA 98909-1846	Animal Pharmaceuticals, Inc.	15,000	4.5%
Walt Evans 3705 Pear Street St. Joseph, MO 64503	Double E	15,000	4.5%
Bill Fuller 3004 Woodleigh Road Birmingham, AL 35223	Fuller Supply Company	15,000	4.5%
Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	Lakeland Veterinary Supply Co.	15,000	4.5%
Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	Professional Veterinary Products	15,000	4.5%
Dr. Robert K. Matthews 2850 Nave Road SE Massilon, OH 44646	Robert J. Matthews Co.	15,000	4.5%
Dr. Arnold Nagely East Highway 36 Marysville, KS 66508	Valley Veterinary Clinic, P.A.	15,000	4.5%
Chuck VanderPloeg 392 15th Street, NE Sioux City, IA 51250	Vet Pharm, Inc.	15,000	4.5%
Directors as a Group:		120,000	36.4%

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	5,600	6.0635%	2.91%
Herman Haenert	4,070	4.4069%	2.11%

Vice President of Business Development 20927 State Route K St. Joseph, MO 64505			
Terry Christie Vice President of Research & Development 20927 State Route K St. Joseph, MO 64505	1,000	1.0828%	0.52%
Listed Officer and Directors as a Group	10,670	11.10%	5.55%

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. Prior to this Offering Agri-Labs has issued 330,000 shares of Class A common stock. Prior to this Offering it has issued 123,076 shares of Class B common stock and it has redeemed 30,720 shares of Class B common stock. There are currently 92,356 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared The declaration of dividends is discretionary with the Board of Directors and the Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2002. It has not declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per share every year since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally prorated to reflect the length of ownership of Class B and C shares, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($20,000 in TITANIUM® and/or MASTER GUARD® vaccine sales or $75,000 in annual general product sales) Agri-Labs will have the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares, Class A, B and C shares are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by Delaware Corporation Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the Delaware General Corporation Law. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the Delaware General Corporation Law.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-

Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period.. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 100,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $19.97 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value. In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. Since the year 2000, Agri-Labs has pro-rated these dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared. It intends to prorate dividends to Class B and C shareholders in the future consistent with this practice.

Plan of Distribution

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Special Projects and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1(a) (4) (ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. This Offering will commence upon the date of this Offering Circular and will be done on a continuous basis thereafter until all of the allotted Shares are sold. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

Agri-Labs is not involved in any litigation nor is it aware of any such litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2001 and as of December 31, 2002, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto as Exhibit H and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533
Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

APPENDIX A

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell + Co. LLC.

March 6, 2003

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
CURRENT ASSETS		
Cash	$ -	$ 4,659
Accounts receivable - customers	12,958,653	6,280,110
Accounts receivable - others	845,337	301,437
Notes receivable - supplier	250,000	-
Inventory	12,920,023	10,578,833
Prepaid expenses	16,378	7,908
Prepaid income taxes	-	64,642
Deferred income taxes	210,914	325,627
Total Current Assets	27,201,305	17,563,216
Equipment	237,761	270,031
Other assets, at cost	20,577	57,206
Notes receivable - supplier	750,000	-
Marketing rights, at amortized cost	675,000	-
Trademarks, at amortized cost	88,620	98,220
Total Assets	$ 28,973,263	$ 17,988,673
CURRENT LIABILITIES		
Accounts payable	$ 9,934,523	$ 3,483,182
Line-of-credit note payable	6,572,801	2,739,553
Accrued expenses	3,755,698	3,933,946
Income taxes payable	164,103	129,797
Stock redemption note payable	96,250	-
Dividend payable	96,041	85,921
Total current liabilities	20,619,416	10,372,399
Stock redemption note payable	96,250	-
Deferred income taxes	45,461	45,517
Total liabilities	20,761,127	10,417,916
STOCKHOLDERS' EQUITY		
Common stock	421,046	427,006
Additional paid-in capital	999,772	1,119,323
Retained earnings	6,791,318	6,024,428
Total stockholders' equity	8,212,136	7,570,757
Total liabilities and stockholders' equity	$ 28,973,263	$ 17,988,673

The accompanying notes are an integral part of these financial statements.

Agri-Laboratories, Ltd.
Consolidated Statements of Income
Years Ended December 31, 2002 and 2001

	2002	2001
Net sales	$ 86,792,466	$ 89,742,768
Cost of goods sold	68,595,757	71,595,799
Gross profit	18,196,709	18,146,969
Marketing & administrative	15,872,885	15,885,836
Research & development	821,020	553,720
	16,693,905	16,439,556
Income from operations	1,502,804	1,707,413
Other income (expense)		
Other income	98,970	4,103
Interest income	44,403	7,907
Interest expense	(208,046)	(389,955)
Income before income taxes	1,438,131	1,329,468
Provision for income taxes	575,200	536,000
Net income	$ 862,931	$ 793,468
Basic net income per share - Class A	$ 1.80	$ 1.72
Basic net income per share - Class B	$ 2.91	$ 2.80
Dilutive net income per share - Class A	$ 1.58	$ 1.55
Dilutive net income per share - Class B	$ 2.73	$ 2.66

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 862,931	$ 793,468
Items not requiring cash:		
Depreciation & amortization	168,479	71,299
Deferred income tax	114,657	(213,740)
Gain on investments	(18,992)	(4,103)
Changes in:		
Accounts receivable	(7,222,443)	2,036,903
Inventory	(2,341,190)	(216,326)
Prepaid expenses	(8,470)	78,601
Accounts payable	6,451,341	636,238
Accrued expenses	(178,248)	(399,168)
Income taxes	98,948	158,686
Net cash provided by (used in) operating activities	(2,072,987)	2,941,858
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from investments	38,000	-
Purchase of equipment	(49,980)	(152,397)
Collection of notes receivable	15,992	13,578
Loan to supplier	(1,000,000)	-
Marketing rights	(750,000)	-
Net cash provided by (used in) investing activities	(1,745,988)	(138,819)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	3,833,248	(4,520,230)
Dividends paid	(85,921)	(74,049)
Proceeds from Class A stock	-	498,150
Proceeds from Class B stock	188,864	183,072
Redemption of Class A stock	(96,250)	-
Redemption of Class B stock	(25,625)	(55,002)
Net cash provided by (used in) financing activities	3,814,316	(3,968,059)
Net increase in cash	(4,659)	(1,165,020)
Cash at beginning of year	4,659	1,169,679
Cash at end of year	$ -	$ 4,659

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2001	$ 389,250	$ 530,859	$ 5,316,881
Issuance of 30,000 shares of Class A stock	30,000	468,150	
Issuance of 11,026 shares of Class B stock	11,026	172,046	
Redemption of 3,270 shares of Class B stock	(3,270)	(51,732)	
Dividends declared on Class B stock			(85,921)
Net income for the year			793,468
Balance, December 31, 2001	427,006	1,119,323	6,024,428
Redemption of 15,000 shares of Class A stock	(15,000)	(273,750)	
Issuance of 10,440 shares of Class B stock	10,440	178,424	
Redemption of 1,400 shares of Class B stock	(1,400)	(24,225)	
Dividends declared on Class B stock			(96,041)
Net income for the year			862,931
Balance, December 31, 2002	$ 421,046	$ 999,772	$ 6,791,318

The accompanying notes are an integral part of these financial statements

Note 1: Summary of significant accounting policies

Nature of Business -- Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors. The Company has an option to purchase Class A common stock of the distributors / stockholders generally at net book value upon cancellation or termination of the Distribution Agreement.

Principals of Consolidation -- The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Tradewinds, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory – Inventory is stated at the lower of cost (average cost method) or market.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets relate to acquisition costs for trademarks and for marketing rights. Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2002 and 2001, amortization expense included $9,600 and $9,600 related to trademark acquisition cost. The cost of the marketing rights are being amortized over a term of the agreement (ten years). For the year ended December 31, 2002, amortization expense included $75,000 for these marketing rights.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at the date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for obsolescence is recorded by the Company, which includes estimated returns under this policy.

Net income per share
Basic net income per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted net income per share, the proceeds from the exercise of all stock options have been used to reduce bank debt. The reduction in interest expense, net of income taxes, and the additional dividends on the exercised Class B stock options have been included as modifications in computing diluted net income per share.

Reclassification of Accounts – Certain reclassification of accounts in 2001 were made to conform with the 2002 presentation. These reclassification had no effect on net income.

Note 2: Equipment

Equipment is recorded at cost and is comprised of the following:

	2002	2001
Equipment	$ 660,753	$ 610,772
Less accumulated depreciation	422,992	340,741
	$ 237,761	$ 270,031

Note 3: Notes Receivable – Supplier

The company has advanced a supplier under a note receivable $1,000,000. The note has interest at the prime interest rate. The note is due as follows:

2003	$ 250,000
2004	250,000
2005	500,000
	$ 1,000,000

Note 4: Marketing Rights

The company has entered into an agreement to be the exclusive distributor and to have access to certain products with an unrelated third party. The costs of obtaining these rights are being amortized over the term of the agreement. The agreement also specifies certain minimum purchase amounts to be made each year. If the purchase minimums are not met, the company may pay an additional amount to retain the exclusive marketing rights. For the year ended December 31, 2002, the purchase minimums were substantially met and no additional amounts are due under the agreement.

Note 5: Income Taxes

The provision for income taxes includes these components:

	2002	2001
Taxes currently payable	$ 460,543	$ 749,740
Deferred income taxes	114,657	(213,740)
	$ 575,200	$ 536,000

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets:		
Accrued compensation	$ 72,056	$ 84,927
Inventory overhead costs capitalized for tax purposes	42,102	51,605
Inventory	56,067	171,431
Accrued expense	40,689	17,664
	210,914	325,627
Deferred tax liabilities:		
Accumulated depreciation	(45,461)	(45,517)
Net deferred tax asset	$ 165,453	$ 280,110

Note 5: Income Taxes (continued)

The above net deferred tax asset is presented on the balance sheets as follows:

	2002	2001
Deferred tax asset – current	$ 210,914	$ 325,627
Deferred tax liability – long term	(45,461)	(45,517)
Net deferred tax asset	$ 165,453	$ 280,110

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2002	2001
Computed at the statutory rate 34%	$ 488,965	$ 452,019
Increase (decrease) resulting from:		
Non-deductible officers' life insurance costs	4,533	4,533
Non-deductible travel and entertainment cost	23,800	34,000
State income taxes – net of federal tax benefit	46,456	50,164
Other	11,446	(4,716)
Actual tax provision	$ 575,200	$ 536,000

Note 6: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $11,000,000 which expires on July 1, 2003. The line has an adjustable interest rate. At December 31, 2002, the interest rate was 3.5%. At December 31, 2002, $6,572,801 was borrowed on this line of credit.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $5,000,000 as defined in the loan agreement and to not have debt exceed four times consolidated tangible net worth. At December 31, 2002, the ratio of debt to tangible net worth was 2.68.

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. The Company has the option to extend the lease for two five-year periods subject to rent increases due to changes in the consumer price index. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd.

The Company is owned by its Class A stockholders who are the primary customers. Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

The Company has a note receivable in the amount of $5,524 and $21,516 at December 31, 2002 and 2001, respectively, from an officer. The note bears interest at 8 percent. It is included in Other Assets on the financial statements.

The Company has a note payable on the redemption of Class A stock in the amount of $192,500 at December 31, 2002. The note is now interest bearing and is due in equal installments on July 15, 2003 and 2004.

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution, up to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2002 and 2001, the Company's matching share totaled $121,544 and $103,329, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% each year after two years of service.

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2005.

Future minimum lease payments at December 31, 2002 are:

2003	337,680
2004	337,680
2005	337,680

The Company has the option to renew the lease for two additional five-year periods with the base rent increasing by the increase in the consumer price index at the beginning of each five-year option period.

For the years ended December 31, 2002 and 2001, the Company's rental expense was $337,680 in both years.

Note 10: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows:

	Authorized	2002	2001
Common Stock, par value $1 a share Class A	400,000	330,000	345,000
Common Stock, par value $1 a share Class B	200,000	91,046	82,006
		421,046	427,006

Class B stock is non-voting. There are no other preferences on either class of stock. Currently, the Company has been paying dividends only on Class B stock.

Note 11: Additional Cash Flow Information

	2002	2001
Noncash investing and financing activities		
Class A stock redemption for note payable	$ 192,500	--
Additional cash payment information		
Interest paid	$ 198,010	$ 439,391
Income taxes paid, net	$ 430,000	$ 591,054

Note 12: Major Customers

Sales to a single customer which accounted for 10% or more of the Company's net sales in year are $17,590,000 and $11,960,000 in 2002 and $12,786,000, $10,814,000, and $10,256,000 in 2001.

Note 13: Stock Compensation Plans

Agri-Laboratories, Ltd. has stock-based compensation plans under which certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options and stock unit awards.

Stock options are generally granted with an exercise price equal to 100% of the market value of the share of stock on the date of grant. The options granted in 1999 were for the term of employment of the grantee. The options granted subsequent to 1999 were for terms of ten years. The total shares subject to option are 15,000 shares of Class A stock and 40,000 shares of Class B stock.

The Company has adopted the disclosure requirement of SFAS No. 123 "Accounting for Stock-Based Compensation," (SFAS 123) and as permitted under SFAS 123, applies Accounting Principles Board No. 25 (APB 25) and related interpretation in accounting for its plans. If Agri-Laboratories, Ltd. had elected to adopt the optional recognition of SFAS 123 for its stock option plans, net income would have decreased by $12,001 and $8,454 for the years ended December 31, 2002 and 2001, respectively. The fair value of stock options used to compute these pro forma disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model.

At December 31, 2002 there were 43,000 options outstanding with a range of exercise price of $8.56 to $19.50 per share. The weighted average remaining life of the options was 8.2 years and the weighted average price was $13.35. Of these, 23,100 options were exercisable at December 31, 2002 with a weighted average price of $10.83.

Note 14: Net Income Per Share

The net income per share is calculated by determining the undistributed and distributed net income per share. The Company has declared dividends only on Class B stock. There are no preferences between the Class A and Class B common shares. In calculating dilutive net income per share, it is assumed the weighted-average proceeds of the exercise of all the options are applied as a reduction of bank debt reducing interest expense, net of tax. Additional dividends on the exercised Class B stock options are also added to the numerator in calculating undistributed net income per share.

The amount of undistributed net income and distributed net income per share is presented below:

	2002	2001
Class A stock - basic net income per share:		
Undistributed net income per share	$ 1.80	$ 1.72
Distributed net income per share		
Total basic net income per share – Class A	$ 1.80	$ 1.72
Class B stock - basic net income per share:		
Undistributed net income per share	$ 1.80	$ 1.72
Distributed net income per share	1.11	1.08
Total basic net income per share – Class B	$ 2.91	$ 2.80
Class A stock – diluted net income per share:		
Undistributed net income per share	$ 1.58	$ 1.55
Distributed net income per share		
Total diluted net income per share – Class A	$ 1.58	$ 1.55
Class B stock – diluted net income per common share:		
Undistributed net income per share	$ 1.62	$ 1.58
Distributed net income per share	1.11	1.08
Total diluted net income per share – Class B	$ 2.73	$ 2.66

Note 14: Net income Per Share (continued)

The computation of basic and diluted undistributed and distributed net income per share is as follows:

Class A and Class B stock, basic and dilutive undistributed net income per share:

	2001	2002
Numerator:		
Numerator for basic and dilutive undistributed net income per share:		
Net Income	$ 862,931	$ 793,468
Dividends on Class B stock	(96,041)	(85,921)
Numerator for basic undistributed net income per share	766,890	707,547
Reduction in interest expense, net of tax	13,776	14,910
Additional dividends on Class B stock options, if exercised	(33,207)	(24,857)
Numerator for dilutive undistributed net income per share	$ 747,459	$ 697,600
Denominator:		
Denominator for basic and diluted undistributed net income per share – weighted average shares	426,977	411,157
Effect of dilutive securities – employee stock options – weighted-average options	45,188	38,016
Denominator for dilutive undistributed net income per share	472,165	499,173
Basic undistributed net income per share Class A and Class B	$ 1.80	$ 1.72
Diluted undistributed net income per share Class A and Class B	$ 1.58	$ 1.55

Class B Stock – basic distributed net income per share:

	2001	2002
Numerator:		
Numerator for basic and dilutive distributed net income per share – dividends on Class B stock	$ 96,051	$ 85,921
Denominator:		
Denominator for basic and diluted distributed net income per share – weighted-average shares of Class B stock	86,869	79,340
Basic distributed net income per share – Class B	$ 1.11	$ 1.08
Diluted distributed net income per share – Class B	$ 1.11	$ 1.08

APPENDIX B

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have compiled the accompanying consolidated balance sheet of Agri-Laboratories, Ltd., as of April 30, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the four months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplementary information and, accordingly, do not express an opinion or any other form of assurance on them.

Kane, Mitchell & Co. LLC

July 30, 2003

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083

Consolidated Balance Sheets
April 30, 2003

	(Unaudited)
CURRENT ASSETS	
Cash	$ -
Accounts receivable - customers	14,256,330
Accounts receivable - others	429,220
Notes receivable - supplier	250,000
Inventory	14,105,468
Prepaid expenses	87,746
Deferred income taxes	204,444
Total Current Assets	29,333,208
Equipment	249,182
Other assets, at cost	21,217
Notes receivable - supplier	750,000
Marketing rights, at amortized cost	656,250
Trademarks, at amortized cost	85,420
Total Assets	$ 31,095,277
CURRENT LIABILITIES	
Accounts payable	$ 10,836,768
Line-of-credit note payable	8,745,937
Accrued expenses	2,876,653
Income taxes payable	87,633
Stock redemption note payable	193,750
Total current liabilities	22,740,741
Stock redemption note payable	193,750
Deferred income taxes	45,461
Total liabilities	22,979,952
STOCKHOLDERS' EQUITY	
Common stock	407,376
Additional paid-in capital	744,601
Retained earnings	6,963,348
Total stockholders' equity	8,115,325
Total liabilities and stockholders' equity	$ 31,095,277

See accountants' compilation report and notes to financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Income
Four Months Ended April 30, 2003

	(Unaudited)
Net sales	$ 29,593,917
Cost of goods sold	23,811,778
Gross profit	5,782,139
Marketing & administrative	5,145,493
Research & development	285,381
	5,430,874
Income from operations	351,265
Other income (expense)	
Other income	5,476
Interest income	13,088
Interest expense	(72,799)
Income before income taxes	297,030
Provision for income taxes	125,000
Net income	$ 172,030
Basic net income per share - Class A	$ 0.33
Basic net income per share - Class B	$ 0.70
Dilutive net income per share - Class A	$ 0.28
Dilutive net income per share - Class B	$ 0.65

See accountants' compilation report and notes to financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
Four Months Ended April 30, 2003

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 172,030
Items not requiring cash:	
Depreciation & amortization	46,492
Deferred income tax	6,470
Gain on investments	(3,371)
Changes in:	
Accounts receivable	(881,560)
Inventory	(1,185,445)
Prepaid expenses	(71,368)
Accounts payable	902,245
Accrued expenses	(878,167)
Income taxes	(76,470)
Net cash provided by (used in) operating activities	(1,969,144)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(35,421)
Collection of notes receivable	2,189
Net cash provided by (used in) investing activities	(33,232)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Line of credit, net	2,173,136
Dividends paid	(96,919)
Proceeds from Class B stock	103,628
Redemption of Class A stock	(97,500)
Redemption of Class B stock	(79,969)
Net cash provided by (used in) financing activities	2,002,376
Net increase in cash	-
Cash at beginning of year	-
Cash at end of year	$ -

See accountant's compilation report and notes to financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
Four Months Ended April 30, 2003

	(Unaudited) Common Stock	(Unaudited) Additional Paid-in Capital	(Unaudited) Retained Earnings
Balance, January 1, 2002	$ 421,046	$ 999,772	$ 6,791,318
Redemption of 15,000 shares of Class A stock	(15,000)	(277,500)	
Issuance of 5,380 shares of Class B stock	5,380	98,248	
Redemption of 4,050 shares of Class B stock	(4,050)	(75,919)	
Net income for the year			172,030
Balance, April 30, 2003	$ 407,376	$ 744,601	$ 6,963,348

See accountants' compilation report and notes to financial statements

Note 1: Summary of significant accounting policies

Nature of Business -- Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors. The Company has an option to purchase Class A common stock of the distributors / stockholders generally at net book value upon cancellation or termination of the Distribution Agreement.

Principals of Consolidation -- The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Tradewinds, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory – Inventory is stated at the lower of cost (average cost method) or market.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets relate to acquisition costs for trademarks and for marketing rights. Trademark acquisition costs are amortized over fifteen years. For the four months ended April 30, 2003, amortization expense included $3,200 related to trademark acquisition cost. The cost of the marketing rights are being amortized over a term of the agreement (ten years). For the four months ended April 30, 2003, amortization expense included $18,750 for these marketing rights.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at the date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for obsolescence is recorded by the Company, which includes estimated returns under this policy.

Net income per share

Basic net income per share amounts are computed based on the weighted-average number of common shares outstanding. Dividends, while not declared, have been used in the computation of net income per share. For purposes of diluted net income per share, the proceeds from the exercise of all stock options have been used to reduce bank debt. The reduction in interest expense, net of income taxes, and the additional dividends on the exercised Class B stock options have been included as modifications in computing diluted net income per share.

Note 2: Equipment

Equipment is recorded at cost and is comprised of the following:

Equipment	$	696,174
Less accumulated depreciation		446,992
	$	249,182

Note 3: Notes Receivable – Supplier

The company has advanced a supplier under a note receivable $1,000,000. The note has interest at the prime interest rate. The note is due as follows:

2003	$	250,000
2004		250,000
2005		500,000
	$	1,000,000

Note 4: Marketing Rights

The company has entered into an agreement to be the exclusive distributor and to have access to certain products with an unrelated third party. The costs of obtaining these rights are being amortized over the term of the agreement. The agreement also specifies certain minimum purchase amounts to be made each year. If the purchase minimums are not met, the company may pay an additional amount to retain the exclusive marketing rights.

Note 5: Income Taxes

The provision for income taxes includes these components:

Taxes currently payable	$	118,530
Deferred income taxes		6,470
	$	125,000

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets:	
Accrued compensation	72,056
Inventory overhead costs capitalized for tax purposes	46,026
Inventory	54,577
Accrued expense	31,785
	204,444
Deferred tax liabilities:	
Accumulated depreciation	45,461
Net deferred tax asset	158,983

See accountant's compilation report

Note 5: Income Taxes (continued)

The above net deferred tax asset is presented on the balance sheets as follows:

Deferred tax asset – current	$	204,444
Deferred tax liability – long term		(45,461)
Net deferred tax asset	$	158,983

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate 34%	$	100,990
Increase (decrease) resulting from:		
Non-deductible officers' life insurance costs		1,510
Non-deductible travel and entertainment cost		10,471
State income taxes – net of federal tax benefit		9,732
Other		2,297
Actual tax provision	$	125,000

Note 6: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $11,000,000 which expires on July 1, 2003. The line has an adjustable interest rate. At April 30, 2003, the interest rate was 3.5%. At April 30, 2002, $8,745,937 was borrowed on this line of credit, including loans in process.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $5,000,000 as defined in the loan agreement and to not have debt exceed four times consolidated tangible net worth. At April 30, 2003, the ratio of debt to tangible net worth was 3.21.

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. The Company has the option to extend the lease for two five-year periods subject to rent increases due to changes in the consumer price index. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd.

The Company is owned by its Class A stockholders who are the primary customers. Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

The Company has a note receivable in the amount of $3,335 at April 30, 2003, from an officer. The note bears interest at 8 percent. It is included in Other Assets on the financial statements.

The Company has a note payable on the redemption of Class A stock in the amount of $192,500 at April 30, 2003. The note is interest bearing and is due in equal installments on July 15, 2003 and 2004.

The Company has a note payable on the redemption of Class A stock in the amount of $195,000 at April 30, 2003. The note is interest bearing and is due in equal installments on January 2, 2004 and 2005.

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution, up to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the four months ended April 30, 2003, the Company's matching share totaled $62,912. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% each year after two years of service.

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2005.

Future minimum lease payments at April 30, 2003:

2003	225,098
2004	337,680
2005	337,680

The Company has the option to renew the lease for two additional five-year periods with the base rent increasing by the increase in the consumer price index at the beginning of each five-year option period.

For the four months ended April 30, 2003, the Company's rental expense was $115,710.

Note 10: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows:

	Authorized	Issued and Outstanding Stock
Common Stock, par value $1 a share Class A	400,000	315,000
Common Stock, par value $1 a share Class B	200,000	407,376
		407,376

Class B stock is non-voting. There are no other preferences on either class of stock. Currently, the Company has been paying dividends only on Class B stock.

Note 11: Additional Cash Flow Information

Noncash investing and financing activities		
Class A stock redemption for note payable	$	195,000
Additional cash payment information		
Interest paid	$	72,514
Income taxes paid, net	$	195,000

Note 12: Major Customers

Sales to a single customer which accounted for 10% or more of the Company's net sales in the four months ended April 30, 2003, are $6,443,000 and $4,603,000.

Note 13: Stock Compensation Plans

Agri-Laboratories, Ltd. has stock-based compensation plans under which certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options and stock unit awards.

Stock options are generally granted with an exercise price equal to 100% of the market value of the share of stock on the date of grant. The options granted in 1999 were for the term of employment of the grantee. The options granted subsequent to 1999 were for terms of ten years. The total shares subject to option are 15,000 shares of Class A stock and 40,000 shares of Class B stock.

The Company has adopted the disclosure requirement of SFAS No. 123 "Accounting for Stock-Based Compensation," (SFAS 123) and as permitted under SFAS 123, applies Accounting Principles Board No. 25 (APB 25) and related interpretation in accounting for its plans. If Agri-Laboratories, Ltd. had elected to adopt the optional recognition of SFAS 123 for its stock option plans, net income would have decreased by $4,000 for the four months ended April 30, 2003. The fair value of stock options used to compute these pro forma disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model.

At April 30, 2003 there were 43,000 options outstanding with a range of exercise price of $8.56 to $19.50 per share. The weighted average remaining life of the options was 8.2 years and the weighted average price was $13.35. Of these, 23,100 options were exercisable at April 30, 2003 with a weighted average price of $10.83.

Note 14: Net Income Per Share

The net income per share is calculated by determining the undistributed and distributed net income per share. The Company has declared dividends only on Class B stock. There are no preferences between the Class A and Class B common shares. In calculating dilutive net income per share, it is assumed the weighted-average proceeds of the exercise of all the options are applied as a reduction of bank debt reducing interest expense, net of tax. Additional dividends on the exercised Class B stock options are also added to the numerator in calculating undistributed net income per share. Dividends, while not declared, have been used in the computation of net income per share.

The amount of undistributed net income and distributed net income per share is presented below:

Class A stock - basic net income per share:	
Undistributed net income per share	.33
Distributed net income per share	
Total basic net income per share – Class A	.33
Class B stock - basic net income per share:	
Undistributed net income per share	.33
Distributed net income per share	.37
Total basic net income per share – Class B	.70
Class A stock – diluted net income per share:	
Undistributed net income per share	.28
Distributed net income per share	
Total diluted net income per share – Class A	.28
Class B stock – diluted net income per common share:	
Undistributed net income per share	.28
Distributed net income per share	.37
Total diluted net income per share – Class B	.65

Note 14: Net income Per Share (continued)

The computation of basic and diluted undistributed and distributed net income per share is as follows:

Class A and Class B stock, basic and dilutive undistributed net income per share:		
Numerator:		
Numerator for basic and dilutive undistributed net income per share:		
Net Income	$	172,030
Dividends on Class B stock (expected amount for four months)		(34,001)
Numerator for basic undistributed net income per share		138,029
Reduction in interest expense, net of tax		4,019
Additional dividends on Class B stock options, if exercised		(10,266)
Numerator for dilutive undistributed net income per share	$	131,782
Denominator:		
Denominator for basic and diluted undistributed net income per share – weighted average shares		422,739
Effect of dilutive securities – employee stock options – weighted-average options		43,000
Denominator for dilutive undistributed net income per share		465,739
Basic undistributed net income per share Class A and Class B	$	.33
Diluted undistributed net income per share Class A and Class B	$	.28
Class B Stock – basic distributed net income per share:		
Numerator:		
Numerator for basic and dilutive distributed net income per share – dividends on Class B stock	$	34,001
Denominator:		
Denominator for basic and diluted distributed net income per share – weighted-average shares of Class B stock		92,739
Basic distributed net income per share – Class B	$	.37
Diluted distributed net income per share – Class B	$	.37

See accountant's compilation report

PART III - EXHIBITS

Item 1. Exhibits

* Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	_________	President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor	_________	Chief Financial Officer
William Fuller	_________	Director
Floyd Lewis	_________	Director
Dale Steege	_________	Director
Dr. Robert Matthews	_________	Director
Dr. Lionel Reilly	_________	Director
Walt Evans	_________	Director
Dr. Arnold Nagley	_________	Director
Chuck Vander Ploeg	_________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
____________ Helen Taylor	________	Chief Financial Officer
William Fuller (signed) William Fuller	7/29/03	Director
____________ Floyd Lewis	________	Director
____________ Dale Steege	________	Director
____________ Dr. Robert Matthews	________	Director
____________ Dr. Lionel Reilly	________	Director
____________ Walt Evans	________	Director
____________ Dr. Arnold Nagley	________	Director
____________ Chuck Vander Ploeg	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
Floyd Lewis (signed) Floyd Lewis	7/29/03	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagley	__________	Director
____________________ Chuck Vander Ploeg	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
________ Helen Taylor	________	Chief Financial Officer
________ William Fuller	________	Director
________ Floyd Lewis	________	Director
[signature] Dale Steege	7-28-03	Director
________ Dr. Robert Matthews	________	Director
________ Dr. Lionel Reilly	________	Director
________ Walt Evans	________	Director
________ Dr. Arnold Nagley	________	Director
________ Chuck Vander Ploeg	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
____________ Helen Taylor	________	Chief Financial Officer
____________ William Fuller	________	Director
____________ Floyd Lewis	________	Director
____________ ~~Dale Steege~~	________	Director
Robert K Matthews Dr. Robert Matthews	7-30-03	Director
____________ Dr. Lionel Reilly	________	Director
____________ Walt Evans	________	Director
____________ Dr. Arnold Nagley	________	Director
____________ Chuck Vander Ploeg	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
______________ Helen Taylor	________	Chief Financial Officer
______________ William Fuller	________	Director
______________ Floyd Lewis	________	Director
______________ Dale Steege	________	Director
______________ Dr. Robert Matthews	________	Director
Dr. Lionel Reilly	July 28, 2003	Director
______________ Walt Evans	________	Director
______________ Dr. Arnold Nagley	________	Director
______________ Chuck Vander Ploeg	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
Walt Evans	7/29/03	Director
____________________ Dr. Arnold Nagley	__________	Director
____________________ Chuck Vander Ploeg	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ___________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
______________________ Helen Taylor	__________	Chief Financial Officer
______________________ William Fuller	__________	Director
______________________ Floyd Lewis	__________	Director
______________________ Dale Steege	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Dr. Lionel Reilly	__________	Director
______________________ Walt Evans	__________	Director
Arnold B. Nagely Dr. Arnold Nagely	7-28-03	Director
______________________ Chuck Vander Ploeg	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on July _____, 2003.

AGRI-LABORATORIES, LTD.

By: ___________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagley	__________	Director
[signature] Chuck Vander Ploeg	7-29-03	Director

Leon Ellin 7/28/03 Director

Don Janezic Director

Leon Ellin		Director
Don Janezic	July 29, 2003	Director

EXHIBIT 2.1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/01/2003
030217487 - 2042757

STATE *of* DELAWARE

CERTIFICATE *of* AMENDMENT *of*
RESTATED CERTIFICATE *of* INCORPORATION

* **First:** That at a meeting of the Board of Directors of ________________

Agri-Laboratories, Ltd.

resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable, placing the matter on the agenda of the next annual meeting of the Class A stockholders and calling a meeting of the Class B stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

BE IT RESOLVED that the Board hereby proposes that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 800,000 shares, divided into three classes as follows:

1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

2. 200,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share; and

3. 200,000 shares of Class C Common Stock (Class C Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B and Class C Common Stock shall be non-voting Common Stock.

* **Second:** That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the Class A stockholders and a special meeting of the Class B stockholders of said corporation were duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

* **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

* **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: ______________________
Edward S. Sloan, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/30/2000
001599559 - 2042757

STATE *of* DELAWARE

CERTIFICATE *of* AMENDMENT *of*
RESTATED CERTIFICATE *of* INCORPORATION

* **First:** That at a meeting of the Board of Directors of ________________

Agri-Laboratories, Ltd.

resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable, placing the matter on the agenda of the next annual meeting of the Class A stockholders and calling a meeting of the Class B stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> BE IT RESOLVED that the Board hereby proposes that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:
>
> > FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 600,000 shares, divided into two classes as follows:
> >
> > 1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and
> >
> > 2. 200,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B Common Stock shall be non-voting Common Stock.

* **Second:** That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the Class A stockholders and a special meeting of the Class B stockholders of said corporation were duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

* **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

* **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: [signature]
Steve Schram, President

FILED
MAY 22 1989 9 AM

RESTATED
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, C. Scott Remington and Annetta Herbert, the President and Secretary respectively, of Agri-Laboratories, Ltd. (the "Corporation"), a Delaware corporation, hereby certify that the resolution set forth below restating the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 245 of the Delaware General Corporation law and the Articles of Incorporation and Bylaws of the Corporation at a meeting on the 20th day of April, 1989, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Certificate of Incorporation of the Corporation shall be restated to read in its entirety as follows:

FIRST: The name of the Corporation is Agri-Laboratories, Ltd.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 500,000 shares, divided into two classes as follows:

1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

2. 100,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B Common Stock shall be non-voting Common Stock.

FIFTH: The name and post office addresses of each of the Board of Directors at the time of the adoption of these restated Articles is as follows:

Name	Address
C. Scott Remington	P.O. Box 3103 St. Joseph, Missouri 64503

Dale Steege	25646 Pillsbury Avenue Lakeville, Minnesota 55044
Harold DisJardins	13159 Hanford-Armona Road Hanford, California 93230
Bill Fuller	P.O. Box 2191 Birmingham, Alabama 35201
Bob Lohmann	P.O. Box 1841 Enid, Oklahoma 73701
Herman Haenert	P.O. Box 2256 Rockford, Illinois 61131
Scott Swenson	P.O. Box 754 Sioux Falls, South Dakota 57101

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, subject to any specific limitation on such power provided by any By-Laws adopted by the stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

TENTH: A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the director's duty of loyalty to the corporation or its shaeholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on Section 174 of the Delaware General Corporation Law; (iv) liability for any transaction from which the director derives an improper personal benefit; or (v) liability for any act or ommission occuring prior to the date this Article becomes effective. If Title 8, the Delaware General Corporation Law, hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Title 8, the Delaware General Corporation Law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

This restated Certificate of Incorporation of Agri-Laboratories, Ltd. supersedes the original Certificate of Incorporation of Agri-Laboratories, Ltd. and all amendments thereto.

IN WITNESS WHEREOF, we have hereunto subscribed our hands this 12th day of May, 1989.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

STATE OF MISSOURI)
)SS
COUNTY OF Buchanan)

Signed and sworn to before me on the 12 day of May, 1989 by C. Scott Remington and Annetta Herbert.

Nora Buckles
Notary Public

NORA BUCKLES, NOTARY PUBLIC
STATE OF MISSOURI, BUCHANAN COUNTY
MY COMMISSION EXPIRES JUNE 29, 1992

SN-80

USD 512 v McPherson v All State Mechanical

Preliminary Budget Projections:

Last up date: 5/21/2003

	Activity:	Projected Atty hrs.	Projected legal asst. hrs.
1	Preliminary Evaluation understanding parties and claims	8.00	
2	Prepare answer and request for jury trial	4.50	
3	Analyze expert reports and develop a pattern of questioning for depositions	12.00	
4	Read and respond to discovery pleadings	10.00	
5	Prepare request for production and interrogatories for plaintiff and 3rd party plaintiff	7.00	
6	Attend discovery hearings	6.00	
7	Administer file re budget, litigation plans, and other client related contacts	15.00	8.00
8	Administer file re document control	8.00	15.00
9	Attend Depositions (non expert)	20.00	
10	Attend Depositions (expert)	32.00	
11	Prepare for depositions (non client)	7.00	3.00
12	Prepare client for deposition	6.00	3.00
13	Prepare for and attend pretrial conference	4.50	
	Total:	140.00	29.00

Note: This budget does not include preparing for trial, attending trial, or any post trial services

Estimation of expenses is reserved to a later date

8703170065

FILED

NOV 13 1987 9 Am

[signature]
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, Scott Remington and Annetta Herbert, the President and Secretary, respectively, of Agri-Laboratories, Ltd., a Delaware corporation, hereby certify that the resolution set forth below amending the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 242(b)(1) of the Delaware General Corporation Law and the Articles of Incorporation and By-Laws of the Corporation at a meeting on June 23, 1987, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Articles of Incorporation of the Corporation shall be amended to change Article Fourth (a) to read in its entirety as follows:

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,300,000 shares, divided into three classes as follows:

(1) 200,000 shares of Preferred Stock (Preferred Stock) of the Par Value of $1.00 per share;

(2) 1,000,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

(3) 100,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

IN WITNESS WHEREOF, we have executed this Certificate this 23 day of October, 1987.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

Sworn to before me this 23rd day of Oct, 1987.

Louise Thompson
Notary Public

My Commission Expires Jan. 29, 1991

JL-93

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, Scott Remington and Annetta Herbert, the President and Secretary, respectively, of Agri-Laboratories, Ltd., a Delaware corporation, hereby certify that the resolution set forth below amending the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 242(b)(1) of the Delaware General Corporation Law and the Articles of Incorporation and By-Laws of the Corporation at a meeting on June 11, 1987, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Articles of Incorporation of the Corporation shall be amended to add a new Article Tenth to read in its entirety as follows:

Article Tenth.

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on Section 174 of the Delaware General Corporation Law; (iv) liability for any transaction from which the director derives an improper personal benefit; or (v) liability for any act or ommission occuring prior to the date this Article becomes effective. If Title 8, the Delaware General Corporation Law, hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Title 8, the Delaware General Corporation Law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, we have executed this Certificate this 24th day of June, 1987.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

Sworn to before me this 24th day of June, 1987.

Susan L. Faber
Notary Public

LG-4

SUSAN L. FABER
NOTARY PUBLIC—MINNESOTA
ANOKA COUNTY
MY COMM. EXPIRES JULY 20, 1989

CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

FIRST: The name of the Corporation is Agri-Laboratories, Ltd.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 11,000,000 shares, divided into three classes as follows:

(1) 1,000,000 shares of Preferred Stock (Preferred Stock) of the Par Value of $1.00 per share;

(2) 5,000,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and

(3) 5,000,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) The Board of Directors of the Corporation is hereby authorized to issue the Preferred Stock at any time and from time to time, in one or more series and for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value thereof. The number of shares to comprise each such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) shall be determined, from time to time by the Board of Directors. The Board of Directors is hereby expressly authorized, before issuance of any shares of a particular series, to determine any and all rights, preferences and limitations pertaining to such series, including but not limited to:

(1) Voting rights, if any, including without limitation the authority to confer multiple votes per share, voting rights as to specified matters or issues such as mergers, consolidations or sales of assets, or voting rights to be exercised either together with holders of Common Stock as a single class, or independently as a separate class;

(2) Rights, if any, permitting the conversion or exchange of any such shares, at the option of the holder, into any other class or series of shares of the Corporation and the price or prices or the rates of exchange and any adjustments thereto at which such shares will be convertible or exchangeable;

(3) The rate of dividends, if any, payable on shares of such series, the conditions and the dates upon which such dividends shall be payable and whether such dividends shall be cumulative or non-cumulative;

(4) The amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Corporation;

(5) Redemption, repurchase, retirement and sinking fund rights, preferences and limitations, if any, the amount payable on shares of such series in the event of such redemption, repurchase or retirement, the terms and conditions of any sinking fund, the manner of creating such fund or funds and whether any of the foregoing shall be cumulative or non-cumulative; and

(6) Any other preference and relative, participating, optional or other special rights and qualifications, limitations or restrictions of shares such series not fixed and determined herein, to the extent permitted to do so by law.

(c) All shares of Preferred Stock shall be of equal rank and shall be identical, except with respect to particulars that may be fixed by the Board of Directors as above provided and as to the date from which dividends thereon, if any, shall be cumulative if made cumulative by the Board of Directors.

(d) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(e) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the stockholders. Class B Common Stock shall be non-voting Common Stock.

FIFTH: The name and mailing address of the incorporator of the Corporation are as follows:

Name	Address
Kristine A. Hemlock	Sidley & Austin One First National Plaza Chicago, Illinois 60603

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, subject to any specific limitation on such power provided by any By-Laws adopted by the stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, makes this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set her hand and seal this 23rd day of August, 1984.

Kristine A. Hemlock (SEAL)

EXHIBIT 2.2

FOURTH REVISED AND RESTATED

BY-LAWS

OF

AGRI-LABORATORIES, LTD.

ARTICLE I

Offices

SECTION 1.1. Registered Office. The registered office of the corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of Newcastle and the name of its registered agent is CT Corporation Trust.

SECTION 1.2. Other Offices. The corporation may also have offices at such other places both within or without the State of Delaware as the Board of Directors may from time to determine or the business of the corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 2.1. Annual Meeting. The annual meeting of the stockholders shall be held at such time and place as shall be designated by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of stockholders as soon thereafter as convenient.

SECTION 2.2. Special Meetings. Except as otherwise prescribed by statute, special meetings of the stockholders for any purpose or purposes, may be called and the location thereof designated by the Chairman of the Board or the President and shall be called and the location thereof designated by the Secretary in writing at the written request of a majority of the Board of Directors or of stockholders owning capital stock of the corporation having not less than a majority of the total voting power. Such request shall state the purposes of the proposed meeting.

SECTION 2.3. Place of Meetings. Each meeting of the stockholders for the election of directors shall be held at the office of the corporation at 6221 North K Highway, St. Joseph, Missouri 64505, unless the Board of Directors shall designate any other place, within or without the State of Delaware, as the place of such meeting. Meetings of stockholders for any other purpose may be held at such place, within or without the State of Delaware, and at such time as shall be determined pursuant to Section 2.2 and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.4. Notice of Meetings. Written or printed notice stating the place and time of each annual or special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting. (See also Articles IV and XI.)

When a meeting is adjourned to another time or place, no notice of the adjourned meeting other than an announcement at the meeting need be given unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting after such adjournment.

SECTION 2.5. Stockholder List. At least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder, shall be prepared by the Secretary. Such list shall be open to examination of any stockholder of the corporation during ordinary business hours, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, at the office of the corporation in St. Joseph, Missouri, or at the place the meeting is to be held, as designated by the Board of Directors, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, and subject to the inspection of any stockholder who may be present.

SECTION 2.6. Quorum. The holders of capital stock of the corporation having a majority of the voting power thereof, present in person or represented by proxy, shall be requisite for, and shall constitute, a quorum at all meetings of the stockholders of the corporation for the transaction of business, except as otherwise provided by statute, the certificate of incorporation or these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.7. Proxies. At every meeting of the stockholders, each stockholder having the right to vote thereat shall be entitled to vote in person or by proxy. Such proxy shall be appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three (3) years prior to such meeting, unless such proxy provides for a longer period; and it shall be filed with the Secretary of the corporation before, or at the time of, the meeting.

SECTION 2.8. Voting. Unless the certificate of incorporation provides otherwise, at every meeting of stockholders, each stockholder shall be entitled to one (1) vote for each share of voting stock of the corporation entitled to vote thereat and registered in the name of such stockholder on the books of the corporation on the pertinent record date. When a quorum is present at any meeting of the stockholders, the vote of the holders of a majority of the stock having voting power which is present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by provision of the statutes, the certificate of incorporation or these by-laws, a different vote is required, in which case such provision shall govern and control the decision of such question. If the certificate of incorporation provides for more or less than one vote for any share on any matter, every reference in these by-laws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

SECTION 2.9. Voting of Certain Shares. Shares standing in the name of another corporation, domestic or foreign, and entitled to vote may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person, a minor or an incompetent person, and entitled to vote may be voted by his administrator, executor, guardian or conservator, as the case may be, either in person or by proxy. Shares standing in the name of a trustee, receiver or pledgee and entitled to vote may be voted by such trustee, receiver or pledgee either in person or by proxy as provided by Delaware law.

SECTION 2.10. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented thereto in writing. Such consent shall be filed with the minutes of proceedings of the stockholders and shall have the same force and effect as a unanimous vote of stockholders.

SECTION 2.11. Treasury Stock. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by this corporation, shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this section shall be construed to limit the right of this corporation to vote shares of its own stock held by it in a fiduciary capacity.

ARTICLE III

Directors

SECTION 3.1. Number. The number of directors which shall constitute the whole Board shall be nine (9), which number can be increased or decreased at the discretion of the Board of Directors, but any decrease in size shall not affect the term of any director currently in office and shall take effect upon the end of such director's term.

SECTION 3.2. Classes of Directors; Staggered Election of Directors; Restrictions on Serving as a Director. The Board of Directors shall be divided into four (4) classes, Class 1 through Class 4. Each Class shall consist of two (2) directors. Class 1 through 3 directors shall serve for a three (3) year term, and Class 4 directors shall serve for a two (2) year term. Class 1 through 4 Directors need not be residents of the State of Delaware or stockholders of this corporation. Class 4 Directors are to be "outside" directors, which Directors shall not be stockholders of the corporation or employees of stockholders of the corporation.

Class 1 through 3 Directors shall be elected by the stockholders, and shall have staggered terms with the term of office terminating at the annual meeting of the stockholders in following years: Class 1 - 2003; Class 2 - 2001; and Class 3 - 2002. **At each annual meeting of stockholders, Class 1 through 3 directors nominated to succeed those whose terms expire at such annual meeting shall be elected for a term**

of office expiring at the third (3rd) succeeding annual meeting of stockholders after their election and shall hold office until their successors are elected and qualified.

Class 4 directors shall be nominated by the Board and elected by the Executive Committee to serve as Advisors until elected as Class 4 Directors by the Shareholders at the March meeting of the stockholders. Of the two initial Class 4 directors appointed at the March 2001 meeting, one shall serve a one (1) year term, expiring in March 2002, and one shall serve a two year terms, expiring March 2003. Thereafter, Class 4 Directors nominated shall serve for two-year terms.

No Class 1 through 4 Director shall serve as a director of this corporation for more than two (2) consecutive terms. A Class 1 through 4 Director shall be considered to have served two (2) consecutive terms notwithstanding the fact that the director served as a "Director Elect" (defined below), if applicable, "Outside Advisor" (defined below), if applicable, and/or as an officer of this Corporation for the entire period between two (2) otherwise consecutive terms as a director.

In the event of an increase or decrease in the number of Class 1 through 3 Directors on the Board, the additional or remaining directors, as the case may be, shall be allocated to classes so as to make the Classes 1 through 3 as nearly equal in size as possible. No decrease in the size of the Board shall shorten the term of any incumbent directors.

In addition to the Class 1 through Class 4 Directors, there shall be one unclassified Director who shall be the President/CEO of the Company, and who shall serve for an indefinite term until such director's successor is elected and qualified.

SECTION 3.3. Directors-Elect; Advisors.

a) Directors-Elect. At each annual meeting of stockholders, in addition to electing new directors, the stockholders will elect two (2) directors-elect for Classes 1 through 3, which directors-elect shall be nominated by the Shareholders and shall be invited to attend all Board of Directors meetings during the year following their election, with the intention that the directors-elect shall be elected as directors at the next following annual Shareholders meeting.

b) Advisors. The Finance Committee and the President shall nominate two individuals that are not stockholders of the corporation or employees of stockholders of the corporation to serve as Advisors to the Board of Directors, which such Advisors shall be elected as the first Class 4 Directors at the March 2001 annual meeting of the stockholders. Following the March 2001 meeting, the Board of Directors may, at their sole discretion, ask up to two individuals (which individuals, if any, shall be nominated by the Finance Committee and by the President) to act as Class 4 Advisors to the Board of Directors. Any individuals appointed as a Class 4 Advisor shall be required to sign a Confidentiality Agreement.

c) General Conditions of Directors-Elect and Advisors. Class 1 through 3 Directors-elect and Class 4 Advisors, if any, may be replaced, changed, expanded or eliminated at the direction of the Board of Directors at any annual or special meeting. Class 1 through 3 Directors-elect and Class 4 Advisors shall not be entitled to notice of directors meetings, shall not be counted for purposes of quorum and shall have no voting rights as directors.

SECTION 3.4. Resignations and Vacancies. Any director, director-elect or advisor may resign at any time by giving written notice to the Board of Directors or to the President. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If, at any other time than the annual meeting of the stockholders, any vacancy occurs in the Board of Directors, Directors-Elect or Advisors caused by resignation, death, retirement, disqualification or removal from office of any director or otherwise, or any new directorship is created by an increase in the authorized number of directors by amendment of Section 3.1 of these by-laws, a majority of the directors then in office, although less than a quorum, may choose a successor, or fill the newly created directorship, and the director, director-elect or advisor so chosen shall hold office until the next annual election of directors by the stockholders and until his successor shall be duly elected and qualified, unless sooner displaced.

SECTION 3.5. Removal. Any director, director-elect or advisor may be removed, with or without cause, at any meeting of the stockholders, by the affirmative vote of the holders of a majority of the stock of the corporation having voting power, and the vacancy created by such removal may be filled by the stockholders at such meeting.

SECTION 3.6. Management of Affairs of Corporation. The property and business of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by stockholders. In case the corporation shall transact any business or enter into any contract with a director, or with any firm of which one or more of its directors are members, or with any trust, firm, corporation or association in which any director is a stockholder, director or officer or otherwise interested, the officers of the corporation and directors in question shall be severally under the duty of disclosing all material facts as to their interest to the remaining directors promptly if and when such interested officers or such interested directors in question shall become advised of the circumstances. The affirmative votes of a majority of the disinterested directors shall then be required to authorize the contract or transaction, even if less than a quorum. In the case of continuing relationships in the normal course of business such disclosure and authorization shall be deemed effective, when once given, as to all transactions and contracts subsequently entered into.

SECTION 3.7. Dividends and Reserves. The Board of Directors may declare dividends upon stock of the corporation at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, in shares of stock or otherwise in the form, and to the extent, permitted by law. The Board of Directors may set apart, out of any funds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purpose, and also may abolish any such reserve in the manner in which it was created.

SECTION 3.8. Regular Meetings. An annual meeting of the Board of Directors shall be held, without other notice than by this by-law, immediately after or immediately before, and at the same place as, the annual meeting of the stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without notice other than by such resolution.

SECTION 3.9. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or upon the request of any two directors, and shall be called by the Secretary to be held at such time and place, either within or without the State of Delaware as shall be designated by the call and specified in the notice of such meeting; and notice thereof shall be given as provided in Section 3.10 of these by-laws.

SECTION 3.10. Notice of Special Meetings. Except as otherwise prescribed by statute, written or actual oral notice of the time and place of each special meeting of the Board of Directors shall be given at least two (2) days prior to the time of holding the meeting. Any director may waive notice of any meeting. (See also Articles IV and XI.)

SECTION 3.11. Quorum. At each meeting of the Board of Directors, the presence of not less than a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these by-laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Unless otherwise restricted by the certificate of incorporation, any member of the Board of Directors or of any committee designated by the Board may participate in a meeting of the directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such equipment shall constitute presence in person at such meeting.

SECTION 3.12. Presumption of Assent. Unless otherwise provided by statute, a director of the corporation who is present at a meeting of the Board of Directors at which action is taken on any corporate matter shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 3.13. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

SECTION 3.14. Presiding Officer. The presiding officer at any meeting of the Board of Directors shall be the Chairman of the Board or, in his absence, any other director elected chairman by vote of a majority of the directors present at the meeting.

SECTION 3.15. Executive. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws, designate two or more directors of the corporation to constitute an executive committee, which, to the extent provided in the resolution and by Delaware law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it.

SECTION 3.16. Other Committees. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws, designate such other committees as it may from time to time determine. Each such committee shall consist of such number of directors, shall serve for such term and shall have and may exercise, during intervals between meetings of the Board of Directors, such duties, functions and powers as the Board of Directors may from time to time prescribe.

SECTION 3.17. Alternates. The Board of Directors may from time to time designate from among the directors alternates to serve on one or more committees as occasion may require. Whenever a quorum cannot be secured for any meeting of any committee from among the regular members thereof and designated alternates, the member or members of such committee present at such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified member.

SECTION 3.18. **Quorum and Manner of Acting - Committees**. The presence of a majority of members of any committee shall constitute a quorum for the transaction of business at any meeting of such committee, and the act of a majority of those present shall be necessary for the taking of any action thereat.

SECTION 3.19. **Committee Chairman, Books and Records, Etc**. The Board of Directors shall select the chairman of each committee from among the members of the committee.

Each committee shall keep a record of its acts and proceedings, and all actions of each committee shall be reported to the Board of Directors at its next meeting.

Each committee shall fix its own rules or procedure not inconsistent with these by-laws or the resolution of the Board of Directors designating such committee and shall meet at such times and places and upon such call or notice as shall be provided by such rules.

SECTION 3.20. **Fees and Compensation of Directors**. Directors shall not receive any stated salary for their services as such; but, by resolution of the Board of Directors, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Members of the Board shall be allowed their reasonable traveling expenses when actually engaged in the business of the corporation. Members of any committee may be allowed like fees and expenses for attending committee meetings. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may determine to pay the fees and expenses allowed pursuant to this Section 3.20 to any one Class of Directors without having to pay such fees and expenses to all Classes of Directors, as well as to the Directors-Elect and/or the Advisors, if any.

SECTION 3.21. Reliance Upon Records. Every director of the corporation, or member of any committee designated by the Board of Directors pursuant to authority conferred by Section 3.14 of these by-laws, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the corporation by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by such committee, or in relying in good faith upon other records of the corporation, including, without limiting the generality of the foregoing, records setting forth or relating to the value and amount of assets, liabilities and profits of the corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared or paid or with which stock of the corporation might lawfully be purchased or redeemed.

ARTICLE IV

Notices

SECTION 4.1. Manner of Notice. Whenever under the provisions of the statutes, the certificate of incorporation or these by-laws, notice is required to be given to any stockholder, director or member of any committee designated by the Board of Directors, it shall not be construed to require personal delivery and such notice may be given in writing by depositing it, in a sealed envelope, in the United States mails, air mail or first class, postage prepaid, addressed (or by delivering it to a telegraph company, charges prepaid, for transmission) to such stockholder, director or member either at the address of such stockholder, director or member as it appears on the books of the corporation or, in the case of such a director or member, at his business address; and such notice shall be deemed to be given at the time when it is thus deposited in the United States mails (or delivered to the telegraph company). Such requirement for notice shall be deemed satisfied, except in the case of stockholder meetings with respect to which mandatory written notice is required by law, if actual notice is received orally or in writing by the person entitled thereto as far in advance of the event with respect to which notice is given as the minimum notice period required by law or these by-laws.

SECTION 4.2. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes, the certificate of incorporation, or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before, at or after the time stated therein, shall be deemed equivalent thereto. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committee of directors need be specified in any written waiver of notice unless so required by statute, the certificate of incorporation or these by-laws.

ARTICLE V

Officers

SECTION 5.1. Officers and Official Positions. The officers of the corporation shall be a Chairman of the Board, President, one or more Vice Presidents, a Secretary, a Treasurer, and such Assistant Secretaries, Assistant Treasurers, and other officers as the Board of Directors shall determine. The same person may hold any two or more offices. None of the officers need be a director, a stockholder of the corporation or a resident of the State of Delaware.

SECTION 5.2. Election and Term of Office. The officers of the corporation may be elected annually by the Board of Directors at their first meeting held after each regular annual meeting of the stockholders. If the election of officers shall not be held at such meeting of the Board, such election may be held at a regular or special meeting of the Board of Directors as soon thereafter as may be convenient. Each officer shall hold office until his successor is elected and qualified or until his death or resignation or until he shall have been removed in the manner hereinafter provided.

SECTION 5.3. Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors then in office at any regular or special meeting of the board; but such removal shall be without prejudice to the contract rights, if any, of such person so removed. Any officer may resign at any time by giving written notice to the Board of Directors, to the President or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.4. Vacancies. The Board may fill a vacancy in any office because of death, resignation, removal, or any other cause for the unexpired portion of the term.

SECTION 5.5. Chairman of the Board. The Chairman of the Board shall be the Chief Policy Making Officer of the corporation and shall preside at all meetings of the stockholders, the Board of Directors, or committees of the Board of which he is a member. He shall perform such other duties and have such other powers as may from time to time be assigned to him by the Board of Directors. To the extent a separate Chairman of the Board is not appointed by the Board, the President shall serve as Chairman of the Board.

SECTION 5.6. President. The President shall be the Chief Executive Officer of the corporation and shall have the overall supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to such policies and directions as may be determined by the Chairman of the Board or provided by the Board of Directors. He shall have authority to designate the duties and powers of other officers and delegate special powers and duties to specified officers, so long as such designation shall not be inconsistent with the statutes, these by-laws or action of the Board of Directors. He shall also have power to execute, and shall execute, deeds, mortgages, bonds, contracts or other instruments of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors or by the President to some other officer or agent of the corporation. The President may sign with the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors, and shall vote, or give a proxy to any other person to vote, all shares of the stock of any other corporation standing in the name of the corporation. The President in general shall have all other powers and shall perform all other duties which are incident to the chief executive office of a corporation or as may be prescribed by the Board of Directors from time to time.

SECTION 5.7. Vice Presidents. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors or, if not fixed, the Vice President designated by the Board of Directors or the President, shall perform all duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President(s) shall have such other powers and perform such other duties, not inconsistent with the statutes, these by-laws, or action of the Board of Directors, as from time to time may be prescribed for them, respectively, by the Board of Directors or the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors.

SECTION 5.8. Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (c) have charge of the corporate records; (d) affix the seal of the corporation, if any, or a facsimile thereof, or cause it to be affixed, to all certificates for shares prior to the issue thereof and to all documents the execution of which on behalf of the corporation under its seal are duly authorized by the Board of Directors or otherwise in accordance with the provisions of these by-laws; (e) keep a register of the post office address of each stockholder, director and committee member which shall from time to time be furnished to the Secretary by such stockholder, director or member; (f) sign with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of responsibility for the performance of such duties.

SECTION 5.9. Treasurer. The Treasurer shall: (a) be responsible to the Board of Directors for the receipt, custody and disbursement of all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall from time to time be selected in accordance with the provisions of Section 7.4 of these by-laws; (c) disburse the funds of the corporation as ordered by the Board of Directors or the President or as otherwise required in the conduct of the business of the corporation; (d) render to the President or the Board of Directors, upon request, an account of all his transactions as Treasurer and on the financial condition of the corporation; and (e) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President, by the Board of Directors or these by-laws. He may sign, with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of responsibility for the performance of such duties. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.10. Assistant Treasurers and Assistant Secretaries. The Assistant Treasurers and Assistant Secretaries shall perform all functions and duties which the Secretary or Treasurer, as the case may be, may assign or delegate; but such assignment or delegation shall not relieve the principal officer from the responsibilities and liabilities of his office. In addition, an Assistant Secretary or an Assistant Treasurer, as thereto authorized by the Board of Directors, may sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; and the Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or by the Board of Directors. The Assistant Treasurers shall, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.11. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors or by such officer as it shall designate for such purpose or as it shall otherwise direct. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director of the corporation.

ARTICLE VI

Divisions

SECTION 6.1. Divisions of the Corporation. The Board of Directors shall have the power to create and establish such operating divisions of the corporation as they may from time to time deem advisable.

SECTION 6.2. Official Positions Within a Division. The President may appoint individuals, whether or not they are officers of the corporation to, and may, with or without cause, remove them from, official positions established within a division, but not filled by the Board of Directors.

ARTICLE VII

Loans. Checks. Deposits and Contracts

SECTION 7.1. Loans. No loans shall be contracted on behalf of the corporation or any division thereof, and no evidence of indebtedness shall be issued in the name of the corporation or any division thereof, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 7.2. Checks. Drafts, etc. All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, or any division thereof, shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall from time to time be authorized by the Board of Directors.

SECTION 7.3. Deposits. All funds of the corporation or any division thereof, not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

SECTION 7.4. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

ARTICLE VIII

Certificates of Stock and Their Transfer

SECTION 8.1. Certificates of Stock. The certificates of stock of the corporation shall be in such form as may be determined by the Board of Directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. If any stock certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any officer of the corporation may be facsimile. In case any such officer whose facsimile signature has thus been used on any such certificate shall cease to be such officer, whether because of death, resignation or otherwise, before such certificate has been delivered by the corporation, such certificate may nevertheless be delivered by the corporation, as though the person whose facsimile signature has been used thereon had not ceased to be such officer. All certificates properly surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued to evidence transferred shares until the former certificate for at least a like number of shares shall have been surrendered and canceled and the corporation reimbursed for any applicable taxes on the transfer, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms, and with such indemnity (if any) to the corporation, as the Board of Directors may prescribe specifically or in general terms or by delegation to a transfer agent for the corporation. (See Section 8.2)

SECTION 8.2. **Legend on Certificates**. All shares of Common Stock of the corporation shall bear the following legends:

> The shares represented by this certificate may not be sold, pledged or otherwise transferred without registration under the Securities Act of 1933, as amended, unless the Company has received a satisfactory opinion of counsel acceptable to it to the effect that the proposed resale, pledge or transfer does not require registration under such Act or any other applicable securities laws.
>
> The transfer of the shares represented by this certificate is subject to the By-laws of the Company, which grant the Company and the other holders of shares of Common Stock of the Company options to purchase the shares represented by this certificate upon any proposed transfer hereof.

SECTION 8.3. **Lost Stolen or Destroyed Certificates**. The Board of Directors in individual cases, or by general resolution or by delegation to the transfer agent, may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate(s), or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 8.4. **Transfers of Stock**. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and upon payment of applicable taxes with respect to such transfer, and in compliance with any restrictions on transfer applicable to the certificate or shares represented thereby of which the corporation shall have notice and subject to such rules and regulations as the Board of Directors may from time to time deem advisable concerning the transfer and registration of certificates for shares of capital stock of the corporation, the corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof or by his attorney or successor duly authorized as evidenced by documents filed with the Secretary or transfer agent of the corporation.

SECTION 8.5. **Restrictions on Transfer**. The following restrictions on Transfer of a stockholder's shares shall be effective until such time as the Securities and Exchange Commission has made effective a public offering of any class of the corporation's capital stock, at which time this Section 8.5 shall be null and void and of no further effect.

(a) **General**. No stockholder may dispose of any shares owned by such stockholder by sale, exchange, assignment, voluntary transfer, involuntary transfer, gift, devise, bequest, mortgage, pledge, encumbrance or otherwise, (collectively a "Transfer") except in accordance with these by-laws.

(b) **Option to Purchase**. If a stockholder intends to Transfer shares of the corporation of which the stockholder is the owner to any person other than the corporation, or if such shares are to be transferred by operation of law or otherwise to any such person, such stockholder or such stockholder's personal representative shall give written notice to the corporation and the remaining stockholders stating (i) the number of shares of common stock proposed to be transferred, (ii) the name, business and residence address of the proposed transferee and (iii) the amount of the consideration, method of payment and other terms of the proposed Transfer. Such notice shall include a copy of any and all documents associated with such Transfer.

The corporation may exercise its option to purchase all but not less than all of the shares proposed to be transferred upon written notice to such stockholder. Such notice shall be given by the corporation not later than sixty (60) days following the next regularly scheduled meeting of the Board of Directors of the corporation ("Repurchase Period). In the event that a Transfer of shares occurs without the giving of notice as specifically provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. The corporation's decision to exercise the option to purchase a stockholder's shares shall be made by the corporation's Board of Directors, provided that no director shall vote with regard to the corporation's election to acquire shares of such director or owned by an entity with regard to which the director is a shareholder, owner, officer, director or employee. The closing on the purchase of the shares shall occur within 30 days after the end of the Repurchase Period in accordance with the provisions of Section 8.5(c) hereof and under the terms and conditions of any Stock Purchase Agreement entered into between the corporation and the stockholder.

Shares proposed to be transferred which are not purchased by the corporation may be transferred free from the restriction of these by-laws, provided, that such shares are transferred within 60 days of the expiration of the Repurchase Period to the party named in the written notice to the corporation described in this Section 8.5(b). Such party shall be bound by these Bylaws and the prohibition against transfer set forth in this Section 8.5 and must sign documents requested by the corporation acknowledging the foregoing.

(c) **<u>Purchase Price</u>**. The purchase price of such shares shall be the book value per share of the corporation, determined by the corporation's regularly maintained public accountant as of the end of the month which proceeds the date of such notice, adjusting for the sale of shares during such month; provided, however, that should the stockholder and the corporation be parties to a written stock purchase agreement setting forth terms and conditions for the purchase price, then the terms and conditions of such stock purchase agreement shall apply and be binding.

(d) **<u>Additional Restrictions</u>**. Subject to paragraphs (a), (b) and (c) of this Section 8.5, any stockholder may enter into an agreement with other stockholders or with the corporation providing for additional limitation or restriction on the right of such stockholder to transfer shares of capital stock of the corporation held by a stockholder. Any such limitation or restriction on the transfer of shares of this corporation may be set forth on certificates given to the corporation or the transfer agent, in which case the corporation or transfer agent shall not be required to transfer such shares upon the books of the corporation without receipt of satisfactory evidence of compliance with the terms of such limitation or restriction.

(e) **Breach of Contract Provision**. In the event a stockholder breaches a contract between the stockholder and the corporation, including but not limited to breach of any confidentiality agreement, distribution agreement, license agreement, consignment agreement, such breach, if unresolved to the satisfaction of the corporation, following 30 days written notice of such breach by the corporation to such stockholder, shall be considered a "transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(f) **Termination of Distributor Status**. In the event a stockholder does not have a current Distribution Agreement in effect with the corporation for any or no reason (including but not limited to non-renewal and termination for cause), the date upon which such stockholder does not have a Distribution Agreement in effect shall be deemed a "Transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(g) **Prohibition Upon Ownership Interest in Competing Organizations**. If a stockholder intends to directly or indirectly acquire or maintain an equity interest in any master private label distributor of animal biologicals and/or pharmaceuticals which is primarily owned by its customer/distributors, other than this corporation, such stockholder shall give written notice thereof to the corporation and the remaining stockholders stating (1) the name of the organization with regard to which the stockholder intends to acquire or maintain an equity interest, (2) the nature of the business of the entity with regard to which the stockholder intends to acquire or maintain an equity interest, and (3) the stockholder's intention with regard to renewal of any existing agreements between the stockholder and the corporation, including but not limited to distribution agreements. A stockholder acquiring an equity interest and/or maintaining an equity interest in such an entity shall be deemed a "transfer" for purposes of this Section 8.5, and the corporation shall have an option to purchase such stockholder's shares, which such option shall not expire until the end of the Repurchase Period. In the event that the stockholder acquires or maintains such an equity interest without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. For purposes of this paragraph, a stockholder shall be deemed to directly or indirectly own an equity interest in a master distributor, if such stockholder, its shareholders, employees, officers, directors, and/or spouses of the foregoing acquire or maintain such an interest.

(h) **Indirect Transfer of Ownership**. If a stockholder is other than an individual, and such stockholder undergoes a change in its majority ownership and/or majority voting control such that those persons directly or indirectly having a fifty-one percent (51%) ownership or voting interest in such stockholder prior to such change, either pursuant to a single transaction and/or a series of transactions, no longer directly or indirectly has a fifty-one percent (51%) ownership interest in the stockholder or no longer has a fifty-one percent (51%) voting interest in such stockholder, then in such event such transfer in the ownership of the stockholder shall be considered a "Transfer" within the meaning of this Section 8.5. If a stockholder intends to transfer its ownership and/or voting interests as set forth within this subparagraph, such stockholder shall give written notice to the corporation and the remaining stockholders stating: (i) the equity interest in the stockholder which is proposed to be transferred; (ii) the name, business and residential address of the proposed transferee; and (iii) the amount of the consideration, method of payment and other terms of the proposed transfer. Upon such event, the corporation may exercise its option to purchase all but not less than all of the shares of this corporation held by the stockholder upon written notice to such stockholder, which such option shall not expire until the end of the Repurchase Period. In the event that a transfer of the ownership or voting interest of the stockholder occurs without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase the shares of this corporation held by the stockholder, notwithstanding the fact that such notice was not given. The provisions of this Section 8.5 shall apply to the transfer referred to within this subparagraph, to the extent appropriate.

SECTION 8.6. **No Fractional Share Certificates**. Certificates shall not be issued representing fractional shares of stock.

SECTION 8.7. **Fixing Record Date**. The Board of Directors may fix in advance a date, not exceeding sixty (60) days, nor less than ten (10) days, preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining any consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

SECTION 8.8. Stockholders of Record. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX

Indemnification

SECTION 9.1. In General. Each person who at any time is or shall have been a director, officer, employee or agent of this corporation, or is or shall have been serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and his heirs, executors and administrators, shall be indemnified by this corporation in accordance with and to the full extent permitted by the Delaware General Corporation Law as in effect at the time the action occurred for which the indemnification is requested. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. If authorized by the Board of Directors, the corporation may purchase and maintain insurance on behalf of any person to the full extent permitted by the Delaware General Corporation Law as in effect at the time of the adoption of this by-law or as amended from time to time.

ARTICLE X

General Provisions

SECTION 10.1. Fiscal Year. The fiscal year of the corporation shall begin on January 1st of each year and end on December 31st of each year.

SECTION 10.2. Seal. The corporate seal shall have no seal unless otherwise directed by the Board of Directors.

ARTICLE XI

Amendments

SECTION 11.1. General. Any provision of these by-laws may be altered, amended or repealed from time to time by the affirmative vote of a majority of the stock having voting power present in person or by proxy at any annual meeting of stockholders at which a quorum is present, or at any special meeting of stockholders at which a quorum is present, if notice of the proposed alteration, amendment or repeal be contained in the notice of such special meeting, or by the affirmative vote of a majority of the directors then qualified and acting at any regular or special meeting of the Board; provided, however, that the stockholders may provide specifically for limitations on the power of directors to amend particular by-laws and, in such event, the directors' power of amendment shall be so limited; and further provided that no reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Edward S. Sloan, Secretary

EXHIBIT E
MAY 30, 2003
AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class B Shares)

THIS AGREEMENT is made effective this _____ day of __________, 200__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ______________________, having a mailing address of ____, and having a social security number of ____________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class B common stock pursuant to a Form 1-A Offering Circular dated May 30, 2003 at $20.31 per, and

WHEREAS, the Subscriber desires to acquire, for investment, the Shares.

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class B common stock of the Company as referenced in paragraph 22. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

   a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

   b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber is an employee of [the Company OR ______________________, a Class A Shareholder and distributor of the Company].

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **Restricted Shares:** Subscriber understands that the Shares acquired pursuant to this Subscription Agreement have not been registered under the Securities Act of 1933, as amended, and have not been registered under the Blue Sky Laws of the State of Delaware or any other state. Subscriber understands that without such registration, the Shares may not be sold, pledged, hypothecated, or otherwise transferred, except upon delivery to Company of an Opinion of Counsel satisfactory to Company that registration is not required for such transfer. Subscriber understands that the share certificates will bear a legend reflecting their status as restricted securities.

d. **Financial Ability:** Subscriber acknowledges that he or she has the financial ability to bear the economic risk of this investment, has adequate means to provide for current needs and contingencies, and has no need for liquidity in the investment in the Shares.

e. **Receipt of Company Information/Access toCompany's Management:** Subscriber acknowledges receipt of the Form 1-A Offering Circular dated May 30, 2003. Further, Subscriber has had access to and an opportunity to inspect the Company's most recent financial statements and its corporate records and an opportunity to meet with and ask questions of the Company's senior management concerning the investment in the Shares.

f. **Access to Tax and Legal Counsel:** Subscriber has had the opportunity to review the merits of the investment with tax and legal counsel and financial advisors as it deems advisable.

g. **Sophistication:** Subscriber either alone, or with the assistance of tax counsel, legal counsel or other financial advisors, has such knowledge and expertise in financial and business matters so that he or she is capable of evaluating the merits and risks of an investment in the Shares.

h. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

i. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the

Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

j. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

k. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

l. **Highly Speculative Investment:** Subscriber understands that the Shares offered hereby are highly speculative, involve a high degree of risk, and will be purchased only by persons who can afford to lose their entire investment. Subscriber has carefully considered the high risk associated with the Shares.

m. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

n. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Termination of Employment.** In addition to the restrictions on transfer set forth in the Company's By-Laws, if Subscriber's employment with the Company or with a Class A Shareholder of the Company is terminated for any reason or no reason by either party, the Company will have the option and right to buy all of the Shares owned by the Subscriber and the Subscriber will sell such Shares pursuant to the terms and conditions of this Agreement.

c. **Company's Option to Purchase.** For the period commencing upon the final termination date of Subscriber's employment with the Company or a Class A Shareholder of the Company, and thereafter for a sixty (60) day period, the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said sixty (60) day period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the net tangible book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder of the Company. Such price will be adjusted for the sale of other Class B shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Company's written notice of its option. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> "The shares represented by this Certificate have not been registered under the Securities Act of 1933, Delaware Securities Laws or the securities laws of any other state and may not be transferred unless (1) a Registration Statement with respect to such shares has become effective under the Securities Act of 1933, as amended, and appropriate state Blue Sky Laws or (2) the Company has received an opinion of counsel satisfactory to it that such transfer is exempt from registration and that no violation of such Act or Blue Sky Laws will be involved in such transfer.
>
> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and

> conditions of an Agreement dated as of __________, by and between Agri-Laboratories, Ltd. and ____________________.
> A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **WAIVER OF RESCISSION RIGHTS.** Notwithstanding any breach or default by either party of any of their respective representations, warranties, covenants, or agreements under this Agreement, if the purchase and sale contemplated by this Agreement is consummated upon execution of this Agreement, each party waives any rights that it may have to rescind this Agreement or the transaction consummated by it; provided, however, this waiver will not affect any other rights or remedies available to the parties under this Agreement or under the law.

16. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

17. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely

performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

18. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

19. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 West 12th Street, Suite 1300
Kansas City, MO 64105

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

20. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

21. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or

court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

22. **Subscription and Payment.** Purchaser hereby subscribes for Class B Shares and encloses payment as follows:

a) Class B Shares: ________________ @ $20.31 per share
(No. Of Shares Purchased)

____
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s): ______________________________

Resident Address: ______________________________
Street City State Zip

Mailing Address: ______________________________
Street City State Zip

Custodian Name &
Mailing Address: ______________________________

____
Street City State Zip

c) Social Security No.
or Tax ID No. ________ - ________ - ________

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of ________________, 2003.

________________________________ ________________________________
NAME OF PURCHASER SIGNATURE OF PURCHASER
(Please Print)

________________________________ ________________________________

NAME OF JOINT PURCHASER
(if any)
(Please Print)

SIGNATURE OF JOINT PURCHASER

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ____________, 2003

AGRI-LABORATORIES, LTD.

By:_______________________________
Steve Schram, President

EXHIBIT 4.1

AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class B Shares)

THIS AGREEMENT is made effective this _____ day of __________, 200__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ______________________, having a mailing address of ____, and having a social security number of ____________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class B common stock pursuant to a Form 1-A Offering Circular dated May 30, 2003 at $20.31 per, and

WHEREAS, the Subscriber desires to acquire, for investment, the Shares.

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class B common stock of the Company as referenced in paragraph 22. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

   a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

   b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber is an employee of [the Company OR ______________________, a Class A Shareholder and distributor of the Company].

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

d. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

e. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

f. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

g. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

h. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Termination of Employment.** In addition to the restrictions on transfer set forth in the Company's By-Laws, if Subscriber's employment with the Company or with a Class A Shareholder of the Company is terminated for any reason or no reason by either party, the Company will have the option and right to buy all of the Shares owned by the Subscriber and the Subscriber will sell such Shares pursuant to the terms and conditions of this Agreement.

c. **Company's Option to Purchase.** For the period commencing upon the final termination date of Subscriber's employment with the Company or a Class A Shareholder of the Company, and thereafter for a sixty (60) day period, the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said sixty (60) day period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the net tangible book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder of the Company. Such price will be adjusted for the sale of other Class B shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Company's written notice of its option. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and conditions of an Agreement dated as of __________, by and

between Agri-Laboratories, Ltd. and ____________________.
A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

16. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

17. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

18. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 West 12th Street, Suite 1300
Kansas City, MO 64105

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

19. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

20. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

21. **Subscription and Payment.** Purchaser hereby subscribes for Class B Shares and encloses payment as follows:

a) Class B Shares: _______________ @ $20.31 per share
(No. Of Shares Purchased)

____
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s): ______________________________

Resident Address: ______________________________
Street City State Zip

Mailing Address: ______________________________
Street City State Zip

Custodian Name &
Mailing Address: ______________________________

____
Street City State Zip

c) Social Security No.
or Tax ID No. _______ - _______ - _______

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of ________________, 2003.

______________________________ ______________________________
NAME OF PURCHASER SIGNATURE OF PURCHASER
(Please Print)

______________________________ ______________________________
NAME OF JOINT PURCHASER SIGNATURE OF JOINT PURCHASER
(if any)
(Please Print)

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ___________, 2003

AGRI-LABORATORIES, LTD.

By:______________________________
Steve Schram, President

EXHIBIT 4.2

AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class C Shares)

THIS AGREEMENT is made effective this _____ day of __________, 200__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ______________________, having a mailing address of ____, and having a social security number of ____________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class C common stock with a minimum investment of 1000 shares pursuant to a Form 1-A Offering Circular dated May 30, 2003; and

WHEREAS, the Subscriber desires to acquire, for investment, a portion of those Class C shares as more fully set out in Paragraph 22 of this Agreement (the "Shares").

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class C common stock of the Company as referenced in paragraph 22. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber represents that he or she is a licensed, practicing veterinarian or that it is a business entity comprised of veterinarians.

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

d. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

e. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

f. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

g. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

h. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Conditions to Purchase**. In order to purchase Class C shares Subscriber must be a licensed, practicing veterinarian or a business comprised of veterinarians.

c. **Company's Option to Purchase**. Subsequent to purchase, if any one of the following events occurs the Company shall have the option to repurchase the Class C shares owned by the Subscriber in accordance with the procedures hereafter stated:

i) The Subscriber if an individual ceases to be engaged in the practice of veterinary medicine, or if a business entity if it is merged, dissolved or ceases to be engaged in the active practice of veterinary medicine;

ii) In any calendar year subsequent to the date of purchase of Class C shares, the Subscriber fails to purchase an aggregate of $20,000 of TITANIUM® or MASTER GUARD® vaccines, or $75,000 of general Company products; or

iii) The existence of any applicable conditions stated in Section 8.5 of the Company's current Bylaws (Exhibit A).

d. **Company's Option to Purchase Procedures.** For the period commencing upon and continuing for a period of sixty (60) days following the next regularly scheduled meeting of the Board of Directors (the "Repurchase Period"), the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said Repurchase Period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder of the Company. Such price will be adjusted for the sale of other Class C shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of Paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Repurchase Period. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and conditions of an Agreement dated as of __________, by and between Agri-Laboratories, Ltd. and ____________________.
> A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out

of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

16. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

17. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

18. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 West 12th Street, Suite 1300
Kansas City, MO 64105

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

19. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

20. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

21. **Subscription and Payment**. Purchaser hereby subscribes for Class C Shares and encloses payment as follows:

a) Class C Shares: ________________ @ $_________ per share
(No. Of Shares Purchased)
$____________________________
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s):____

Resident Address:____
Street City State Zip

Mailing Address:____
Street City State Zip

Custodian Name &
Mailing Address:____
____
Street City State Zip

c) Social Security No.
or Tax ID No. ________ - ________ - ________

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of __________________, 2003.

________________________________ ________________________________

NAME OF PURCHASER (Please Print)

SIGNATURE OF PURCHASER

________________________________ ________________________________

NAME OF JOINT PURCHASER (if any) (Please Print)

SIGNATURE OF JOINT PURCHASER

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ____________________, 2003

AGRI-LABORATORIES, LTD.

By:_______________________________________
Steve Schram, President

rla

EXHIBIT 6.1

LEASE AGREEMENT

Between

AGRI-LABORATORIES, LTD.

And

K HIGHWAY LIMITED PARTNERSHIP

Dated: January 1, 2001

TABLE OF CONTENTS

LEASE AGREEMENT

This Lease is made as of January 1, 2001, (the "Effective Date") by and between K HIGHWAY LIMITED PARTNERSHIP, a Missouri limited partnership ("Landlord"), and AGRI LABORATORIES, LTD., a Missouri corporation ("Tenant"), whose address is Post Office Box 3103, St. Joseph, Missouri 64503.

1. RECITALS.

WHEREAS, Landlord is the owner of that certain real property commonly known as 6221 K Highway, St. Joseph, Andrew County, Missouri, and more fully described in Exhibit A attached hereto and incorporated herein (the "Premises")

WHEREAS, Tenant desires to lease from Landlord, and Landlord agrees to lease to Tenant, the premises demised hereunder pursuant to the Lease.

2. PREMISES.

Landlord leases to Tenant and Tenant leases from the Premises, including the building and other improvements located on the property containing approximately 54,000 square feet of floor space plus mezzanine space.

3. USE.

Tenant shall use the Premises for the conduct of a sales and warehouse business, including operations allied thereto, and other lawful uses.

4. TERM.

The term shall be for a period of five (5) years commencing on January 1, 2001 and ending on December 31, 2005.

5. OPTION TO EXTEND TERM.

Tenant is given the option to extend the term of all provisions contained in the Lease, except for rent, for two separate five-year periods ("extended term") following expiration of the then term, by giving notice of exercise of the option ("option notice") to Landlord at least nine (9) months before the expiration of such term. Provided that, if Tenant is in default on the date of giving the option notice, the option notice shall be totally ineffective, or if Tenant is in default on the date the extended term is to commence, such extended term shall not commence and this Lease shall expire at the end of the prior term.

Rent for the extended term shall be the rent pursuant to Paragraph 6 hereof adjusted upward to match the percentage increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof until the commencement date of the extended term.

6. RENT.

A. Tenant shall pay to Landlord $28,140.00 per month in advance on the first day of each month, commencing on January 1, 2001, and continuing during the term. Rent for any partial month shall be prorated at the rate of one-thirtieth (1/30) of the rent per day. All rent shall be paid to Landlord at the address at which notices to Landlord are given.

B. If this Lease terminates before the expiration date for reasons other than Tenant's default, rent shall be prorated to the date of termination, and Landlord shall immediately repay to Tenant all rent then prepaid and unearned.

C. Landlord shall not become or be deemed a partner or a joint venturer with Tenant by reasons of the provisions of this Lease.

D. Tenant has provided to Landlord a rent deposit in the amount of $15,790 ("Prepaid Rent Deposit"). Landlord shall retain said Prepaid Rent Deposit until termination of this Lease Agreement. Tenant hereby provides Landlord with the authority to deduct from the Prepaid Rent Deposit any damages caused to the Premises by Tenant provided such deductions are made pursuant to and do not conflict with application state law.

7. REQUIRED EXPANSION.

Tenant is hereby given the option to require the Landlord to expand the building and other improvements located on the property (the "Additional Space"), subject to the following terms and conditions:

A. Landlord and Tenant shall enter into an Addendum to this Lease Agreement modifying the definition of the Premises contained in

Paragraph 2 hereof, adjusting the remaining term of the Lease in Paragraph 4 hereof to a period of five years after completion of the Additional Space and adjusting the rent for the existing Premises and Additional Space as set forth in Paragraph 6 hereof.

B. As provided for in this Paragraph 7, this Lease Agreement shall be amended to adjust the rent for the then existing Premises as set forth in Paragraph 6 hereof, to adjust upward to match the percentage of increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof to the effective date of the beginning of the adjusted lease term.

C. As provided for in this Paragraph 7, the Lease Agreement shall be modified to set forth additional rent for the Additional Space in an amount which shall be a function of construction costs for the Additional Space as described herein. The rent for the Additional Space shall be an amount equal to the cost of construction fully amortized over a period not to exceed ten (10) years at an interest rate equal to the interest rate paid by the Landlord on its permanent financing for the construction.

D. Tenant may require Landlord to build such Additional Space, and to lease such Additional Space to Tenant by serving notice thereof prior to December 31, 2005, which notice shall include a proposed Addendum to this Lease Agreement incorporating the terms required herein, and accompanied by complete plans and specifications for the construction of the Additional Space.

E. Landlord agrees to use its best efforts to obtain construction financing for the construction of the Additional Space and agrees to use its best efforts to obtain a five year amortized mortgage to replace the construction financing. Landlord's obligation to construct the Additional Space shall be contingent upon its ability to obtain construction and takeout or permanent financing for the Additional Space.

F. If requested by Landlord, Tenant agrees to enter into a Subordination, Non-Disturbance and Attornment Agreement with regard to the Lease as amended with any financing entity.

G. In the event there shall remain any option to extend the term of the Lease as provided for in Paragraph 5 hereof, such option shall also relate to the Additional space. The adjustment of rent provided for in Paragraph 5 which is intended to reflect inflation as measured by the Consumer Price Index, shall also be applied to the rent associated with the Additional Space with regard to any renewal thereof.

H. Landlord agrees to commence construction on the Additional Space within thirty (30) days from the date of obtaining construction and takeout or permanent financing for the Additional Space and to diligently pursue such construction to completion, and, subject to the provisions of this Agreement, to supply such monies and to perform such duties as may be necessary to complete the construction of the Additional Space pursuant to the plans and specifications provided by Tenant.

I. For purposes of this Agreement construction costs shall mean all costs paid to construct and complete the Additional space including, but not limited to, demolition costs, site preparation costs, architectural fees, contractor's fees, engineering fees, all loan fees and carrying costs, construction period interest, legal fees, accounting fees and all costs of labor materials paid or necessarily incurred by Landlord.

8. PERSONAL PROPERTY TAXES.

Tenant shall pay before delinquency all taxes and assessments that are levied and assessed against Tenant's personal property installed or located in or on the Premises and that become payable during the term. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of these payments.

9. REAL PROPERTY TAXES.

Tenant shall pay all real property taxes and general and special assessments ("real property taxes") levied and assessed against the Premises.

Each year Landlord shall notify Tenant of the real property taxes and immediately upon receipt of the tax bill shall furnish Tenant with a copy of the tax bill. Tenant shall pay the real property taxes not later than ten (10) days before the taxing authority's delinquency date or ten (10) days after receipt of the tax bill, whichever is later.

If any general or special assessment is levied and assessed against the Premises, Landlord can elect to either pay the assessment in full, or allow the assessment to go to bond. If Landlord pays the assessment in full, Tenant shall pay to Landlord each time a payment of real property taxes is made a sum equal to that which would have been payable (as to both principal and interest) had Landlord allowed the assessment to go to bond.

Tenant's liability to pay real property taxes shall be prorated on the basis of a 365-day year to account for any fractional portion of a fiscal tax year included in the term at its commencement and expiration.

Tenant at its cost shall have the right, at any time, to seek a reduction in the assessed valuation of the Premises or to contest any real property taxes that are to be paid by Tenant. If Tenant seeks a reduction or contests the real property taxes, the failure on Tenant's part to pay its share of any real property taxes shall not constitute a default as long as Tenant complies with the following provisions of this Paragraph. Landlord may require from Tenant a bond or other security, reasonably satisfactory to Landlord, in an amount equal to the real property taxes so contested, or in such amount as the taxing authority might require, plus any penalty or interest resulting from nonpayment thereof.

Landlord shall not be required to join in any proceeding or contest brought by Tenant unless the provisions of any law require that the proceeding or contest be brought by or in the name of Landlord or any owner of the Premises. In that case Landlord shall join in the proceeding or contest or permit it to be brought in Landlord's name as long as Landlord is not required to bear any cost. Tenant, on final determination of the proceeding or contest, shall immediately pay or discharge its share of any real property taxes determined by any decision or judgment rendered, together with all costs, charges, interest, and penalties incidental to the decision or judgment.

10. MAINTENANCE.

A. Landlord's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Landlord at its cost, shall maintain, in good condition, the structural parts of the building and other improvements in which the Premises are located, which structural parts include only the foundations, bearing and exterior walls (excluding glass and doors), subflooring, and roof (excluding skylights).

Landlord shall repair the Premises if they are damaged by (a) acts or omissions of Landlord, or its authorized representatives; or (b) Landlord's failure to perform its obligations under this Paragraph. Tenant shall repair the Premises if they are damaged by acts of Tenant, or its authorized representatives. Repairs to be made because of acts of God are covered in Paragraph 18 hereof.

Landlord shall have thirty (30) days after notice from Tenant to commence to perform its obligations under this Paragraph 10A, except that Landlord shall perform its obligations immediately if the nature of the problem presents a hazard or emergency. If Landlord does not perform its obligations within the time limitations in this Paragraph, Tenant can perform the obligations as they apply to Premises and have the right to be reimbursed for the sum it actually expends in the performance of Landlord's obligations. If Landlord does not reimburse Tenant within thirty (30) days after demand from Tenant, Tenant shall have the right to withhold from future rent due the sum Tenant has expended until Tenant is reimbursed in full.

B. Tenant's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Tenant at its sole cost shall maintain, in good condition, all portions of the Premises, including all of Tenant's personal property and signs.

11. ALTERATIONS.

Tenant shall not make any structural or exterior alterations to the Premises without Landlord's consent. Tenant at its Cost shall have the right to make, with Landlord's consent, nonstructural alterations to the interior of the Premises that Tenant requires in order to conduct its business on the Premises.

If Tenant is not then in default of any provisions of this Lease, Tenant shall have the right to remove from the Premises immediately before the expiration of the term, or within thirty (30) days after termination of the term, any alterations Tenant has made to the Premises, as long as the removal will not cause any structural damage to the Premises, and Tenant at its cost promptly restores any damage caused by the removal.

12. MECHANICS' LIENS.

Tenant shall pay all costs for construction done by it or caused to be done by it on the Premises as permitted by this Lease. Tenant shall keep the building, other improvements, and land on which the Premises are a part, free and clear of all mechanics' liens resulting from construction done by or for Tenant.

13. UTILITIES AND SERVICES.

Tenant shall make all arrangements for and pay all utilities and services furnished to or used by it, including, without limitation, gas, electricity, water, telephone service, and trash collection. Landlord will pay for all connection charges (excluding deposits)

14. INDEMNITY AND EXCULPATION.

Landlord shall not be liable to Tenant for any damage to Tenant or Tenant's property from any cause. Tenant waives all claims against Landlord for damage to person or property arising from any reason, except that Landlord shall be liable to Tenant for damage to Tenant resulting from the acts or omissions of Landlord or its authorized representative.

Tenant shall hold Landlord harmless from all damages arising out of any damage to any person or property occurring in, on, or about the Premises, except that Landlord shall be liable to Tenant for damage resulting from the acts or omissions of Landlord or its authorized representatives. Landlord shall hold Tenant harmless from all damages arising out of any such damage. A party's obligation under this paragraph to indemnify and hold the other party harmless shall be limited to the sum that exceeds the amount of insurance proceeds, if any, received by the party being indemnified.

15. PUBLIC LIABILITY AND PROPERTY DAMAGE INSURANCE.

Tenant at its cost shall maintain public liability and property damage insurance with a single combined liability limit of not less than Two Million Dollars ($2,000,000.00) and property damage limits of not less than Five Hundred Thousand Dollars ($500,000.00) insuring against all liability of Tenant and its authorized representatives arising out of and in connection with Tenant's use or occupancy of the Premises. Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

All public liability insurance and property damage insurance shall insure performance by Tenant of the indemnity provisions of Paragraph 14.

16. FIRE INSURANCE.

Tenant at its cost shall maintain on the building and other improvements that are a part of the Premises a policy of standard fire and extended coverage insurance, with vandalism and malicious mischief endorsements, to the extent of at least full replacement value ($500,000.00 minimum). Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

The insurance policy shall provide that any proceeds shall be made payable to Landlord and Tenant, and that the insurance policy shall be issued in the name of both Landlord and Tenant.

The "full replacement value" of the building and other improvements to be insured under this Paragraph 16 shall be determined by the company issuing the insurance policy at the time the policy is initially obtained. Not more frequently than once every three (3) years, either party shall have the right to notify the other party that it elects to have the replacement value redetermined by an insurance company. The redetermination shall be made promptly and in accordance with the rules and practices of the Board of Fire Underwriters, or a like Board recognized arid generally accepted by the insurance company and, each party shall be promptly notified of the results. The insurance policy shall be adjusted according to the redetermination.

17. WAIVER OF SUBROGATION.

The parties release each other, and their respective authorized representatives, from any claims for damage to any person or to the Premises, and to the fixtures, personal property, Tenant's improvements, and alterations of either Landlord or Tenant in or on the Premises that are caused by or result from risks insured against under any insurance policies carried by the parties and in force at the time of any such damage.

Each party shall cause each insurance policy obtained by it to provide that the insurance company waives all right of recovery by way of subrogation against either party in connection with any damage covered by any policy. Neither party shall be liable to the other for any damage caused by fire or any of the risks insured against under any insurance policy required by this Lease. If any insurance policy cannot be obtained with a waiver of subrogation, or is obtainable only by the payment of an additional premium charge above that charged by insurance companies issuing the policies without waiver of subrogation, the party undertaking to obtain the insurance shall notify the other party of this fact. The other party shall have a period of ten (10) days after receiving the notice either to place the insurance with a company that is reasonably satisfactory to the other party and that will carry the insurance with waiver of subrogation, or to agree to pay the additional premium if such a policy is obtainable at additional cost. If the insurance cannot be obtained or the party in whose favor a waiver of subrogation is desired refuses to pay the additional premium charges, the other party is relieved of the obligation to obtain a waiver of subrogation rights with respect to the particular insurance involved.

18. DESTRUCTION.

If, during the term, the Premises are totally or partially destroyed from any cause, rendering the Premises totally or partially inaccessible or unusable, Landlord shall restore the Premises to substantially the same condition as they were immediately before destruction, if the restoration can be made under the existing laws and can be completed within ninety (90) working days after the date of the destruction. Such destruction shall not terminate this Lease.

If the restoration cannot be made in the time stated in this Paragraph, Tenant can terminate this Lease immediately by giving notice to Landlord. If Tenant fails to terminate this Lease and if restoration is permitted under the existing laws, Landlord, at its election, can either terminate this Lease or restore the Premises within a reasonable time and this Lease shall continue in full force and effect. If the then existing laws do not permit the restoration, either party can terminate this Lease immediately by giving notice to the other party.

In case of destruction there shall be an abatement or reduction of rent between the date of destruction and the date of completion of restoration, based on the extent to which the destruction interferes with Tenant's use of the Premises.

If destruction to the Premises occurs during the last six (6) months of the term, Landlord can terminate this Lease by giving' notice to Tenant not more than fifteen (15) days after the destruction. Except that, if the destruction occurs during the last six (6) months of the term and if within fifteen (15) days after the destruction Tenant exercises the option or has already exercised the option to extend the term as provided in Paragraph 5 (if the time within which the option can be exercised has not expired), Landlord shall restore the Premises as provided in this Paragraph 18.

19. CONDEMNATION.

A. Definitions. As used in this Paragraph the following words and phrases shall have the following meanings:

(1) "Condemnation" means (i) the exercise of any government power, whether by legal proceedings or otherwise, by a condemnor and (ii) a voluntary sale or transfer by Landlord to any condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

(2) "Date of taking" means the date the condemnor has the right to possession of the property being condemned.

(3) "Award" means all compensation, sums, or anything of value awarded, paid, or received on a total or partial condemnation.

(4) "Condemnor" means any public or quasi-public authority, or private corporation or individual, having the power of condemnation.

B. Parties' Rights and Obligations. If, during the term of the Lease, there is any taking of the Premises or any interest in this Lease by condemnation, the rights and obligations of the parties shall be determined pursuant to this Paragraph 19.

If the Premises are totally taken by condemnation, this Lease shall terminate on the date of taking.

If any portion of the Premises is taken by condemnation, this Lease shall remain in effect, except that Tenant can elect to terminate this Lease if the remaining portion of the Premises, or the parking areas that are a part of the Premises, are rendered unsuitable for Tenant's continued use of the Premises. If Tenant elects to terminate this Lease, Tenant must exercise its right to terminate pursuant to this Paragraph by giving written notice to Landlord within thirty (30) days after the nature and the extent of the taking have been finally determined and communicated in writing to Tenant. If Tenant elects to terminate this Lease as provided in this Paragraph, Tenant also shall notify Landlord of the date of termination, which date shall not be earlier than thirty (30) days nor later than ninety (90) days after Tenant has notified Landlord of its election to terminate; except that this Lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination as designated by Tenant. If Tenant does not terminate this Lease within the thirty (30) day period, this Lease shall continue in full force and effect, except that the monthly rent shall be reduced pursuant to this Paragraph 19.

If any portion of the Premises is taken by condemnation and this Lease remains in full force and effect on the date of taking, then rent shall be reduced by an amount that is in the same ratio to rent as the value of the area of the portion of the Premises taken bears to the total value of the Premises immediately before the date of taking, as determined by Landlord.

If there is a partial taking of the Premises and this Lease remains in full force and effect pursuant to this Paragraph 19, Landlord at its cost shall accomplish all necessary restoration.

Rent shall be abated or reduced during the period from the date of taking until the completion of restoration, but all other obligations of Tenant under this Lease shall remain in full force and effect. The abatement or reduction of rent shall be based on the extent to which the restoration interferes with Tenant's use of the Premises.

The award shall belong to and be paid to Landlord, except that Tenant shall receive from the award the following:

(1) A sum attributable to Tenant's improvements or alterations made to the Premises by Tenant in accordance with this Lease, which Tenant's improvements or alterations Tenant has the right to remove from the Premises pursuant to the provisions of this Lease but elects not to remove; or if Tenant elects to remove any such Tenant's improvements or alterations, a Sum for reasonable removal and relocation costs not to exceed the market value of such improvements and alterations; and

(2) A sum attributable to any excess of the market value of the Premises, exclusive of Tenant's improvements or alterations for which Tenant is compensated under this Paragraph, for the remainder of the term, over the present value at the date of taking of the rent payable for the remainder of the term; and

(3) A sum attributable to that portion of the award constituting severance damages for the restoration of the Premises; and

(4) A sum paid to Tenant from the Condemnor for loss of goodwill.

The taking of the Premises or any part of the Premises by military or other public authority shall constitute a taking of the Premises by condemnation only when the use and occupancy by the taking authority has continued for longer than one hundred eighty (180) consecutive days. During the one hundred eighty (180) day period all the provisions of this Lease shall remain in full force and effect, except that rent shall be abated or reduced during such period of taking based on the extent to which the taking interferes with Tenant's use of the Premises, and Landlord shall be entitled to whatever award may be paid for the use and occupation of the Premises for the period involved.

20. ASSIGNMENT AND SUBLETTING.

Tenant shall not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity (except Tenant's authorized representatives) to occupy or use all or any part of the Premises without first obtaining Landlord's consent, which consent shall not be unreasonably withheld. Any assignment, encumbrance, or sublease without Landlord's consent shall be voidable, and, at Landlord's election, shall constitute a default. No consent to any assignment, encumbrance, or sublease shall constitute a further waiver of the provisions of this Paragraph.

Tenant shall have the right, without Landlord's consent, to assign this Lease to a corporation with which it may merge or consolidate, or sublease all or any portion of the Premises, to any parent or subsidiary of Tenant or subsidiary of Tenant's parent, or to a purchaser of substantially all of Tenant's assets, if the assignee executes an agreement required by Landlord assuming Tenant's obligations.

21. DEFAULT.

A. Tenant's Default. The occurrence of any of the following shall constitute a default by Tenant:

(1) Failure to pay rent when due if the failure continues for ten (10) days after notice has been given to Tenant;

(2) Failure to perform any other provisions of the Lease if the failure to perform is not cured within thirty (30) days after notice has been given to Tenant. If the default cannot reasonably be cured within thirty (30) days, Tenant shall not be in default of this

Lease if Tenant commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default;

(3) Desertion or vacation of the Premises;

(4) Filing of any Petition by or against Tenant under any section or chapter of the Federal Bankruptcy Act, as amended, or under any similar law or statute of the United States or any state thereof;

(5) Insolvency of Tenant or if Tenant makes a transfer in fraud or creditors;

(6) Tenant makes an assignment for benefit of creditors; or

(7) A receiver is appointed for Tenant or any of the assets of Tenant.

Notices given under this Paragraph shall specify the alleged default and the applicable lease provisions, and shall demand that Tenant perform the provisions of this Lease or pay the rent that is in arrears, as the case may be, within the applicable period of time, or quit the Premises. No such notice shall be deemed a forfeiture or a termination of this Lease unless Landlord so elects in the notice.

B. Landlord's Remedies. Landlord shall have the following remedies if Tenant commits a default. These remedies are not exclusive; they are cumulative in addition to any remedies now or later allowed by law.

(1) Upon ten (10) days prior written notice, excepting the payment of rent or additional rent for which no demand or notice shall be necessary, in addition to and not in limitation of any other remedy permitted by law, to enter upon the Premises either with or without process of law, and to expel, remove and put out Tenant or any other persons who might be thereon, together with all personal property found therein; or

(2) Landlord may from time to time, without terminating this Lease, rent said Premises or any part thereof for such term or terms (which may be for a term extending beyond the Term) at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable, with the right to repair, renovate, remodel, redecorate, alter and change said Premises. At the option of Landlord, rents received by Landlord from such reletting shall be applied first to the payment of any indebtedness from Tenant to Landlord other than rent and additional rent due hereunder; second to payment of any costs

and expenses of such reletting including but not limited to attorney's fees, advertising fees and brokerage fees, and to the payment of any repairs, renovations, remodeling, redecorations, alterations and changes in the Premises; third to the payment of rent and additional rent due and payable hereunder and interest thereon; and, if after applying said rentals there is any deficiency in the rent and additional rent and interest to be paid by Tenant under this Lease, Tenant shall pay any such deficiency to Landlord and such deficiency shall be calculated and collected by Landlord monthly. No such reentry or taking possession of said Premises shall be construed as an election of Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant.

(3) Notwithstanding any such reletting without termination, Landlord may terminate Tenant's right to possession of the Premises for such previous breach and default. No act by Landlord other than giving notice to Tenant shall terminate this Lease. On termination, Landlord has the right to recover from Tenant:

(a) The unpaid rent that had been earned at the time of termination of this Lease;

(b) The amount by which the unpaid rent that would have been earned after the date of termination of this Lease until the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided;

(c) Any other amount, and court costs, necessary to compensate Landlord for all detriment proximately caused by Tenant's default.

Landlord shall have the right and remedy to seek redress in the courts at any time to correct or remedy any default of Tenant by injunction or otherwise, without such resulting or being deemed a termination of this Lease, and Landlord, whether this Lease has been or its terminated or not, shall have the absolute right by court action or otherwise to collect any and all amounts of unpaid rend or unpaid additional rent or any other sums due from Tenant to Landlord under this Lease which were or are unpaid at the date of termination. In case it should be necessary for Landlord to bring any action under this Lease, to consult or place said Lease or any amount payable by Tenant hereunder with an attorney concerning or for the enforcement of any of Landlord's rights hereunder, then Tenant agrees in each and any such case to pay to Landlord, Landlord's reasonable attorney's fees.

C. Landlord's Default.

Landlord shall be in default of this Lease if it fails or refuses to perform any provision of this Lease that it is obligated to perform if the failure to perform is not cured within thirty (30) days after notice of the default has been given by Tenant to Landlord.

If the default cannot reasonably be cured within thirty (30) days, Landlord shall not be in default of this Lease if Landlord commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default.

Tenant, at any time after Landlord commits a default, can either cure the default at Landlord's cost or terminate this Lease. If Tenant at any time, by reason of Landlord's default, pays any sum or does any act that requires the payment of any sum, the sum paid by Tenant shall be due immediately from Landlord to Tenant at the time the sum is paid, and if paid at a later date shall bear interest at the maximum rate permitted by law from the date the sum is paid by Tenant until Tenant is reimbursed by Landlord.

If Landlord fails to reimburse Tenant as required by this paragraph, Tenant shall have the right to withhold from future rent due the sum Tenant has paid until Tenant is reimbursed in full for the sum plus interest.

22. SIGNS AND ADVERTISING.

Tenant at its cost shall have the right to place, construct and maintain on the Premises one or more exterior signs advertising its business on the Premises. Tenant shall also have the right to place, construct, and maintain any signs it deems advisable on the interior of the building that is a part of the Premises.

Any sign that Tenant shall place, construct, or maintain shall comply with all applicable laws and ordinances, and Tenant shall obtain any approval or permits required by such laws. Landlord makes no representation with respect to Tenant's ability to obtain such approval or permits.

23. LANDLORD'S ENTRY ON PREMISES.

Landlord and its authorized representatives shall have the right to enter the Premises after giving Tenant five (5) days written notice, for any of the following purposes:

A. To do any necessary maintenance and to make any restoration to the Premises or the building and other improvements in which the Premises are located that Landlord has the right or obligation to perform;

B. To serve, post, or keep posted any notices required or allowed under the provisions of this Lease;

C. To shore the foundations, footings, and walls of the Premises and to erect scaffolding and protective barricades around and about the Premises, but not so as to prevent entry to the Premises, and to do any other act or thing necessary for the safety or preservation of the Premises or the building and other improvements in which the Premises are located if any excavation or other construction is undertaken or is about to be undertaken on any adjacent property or nearby street.

Tenant shall be entitled to an abatement or reduction of rent if Landlord exercises any rights reserved in this Paragraph to the extent that Landlord's entry and activities interfere with Tenant's business on the Premises, except that if Landlord's entry and activities on the Premises result from Tenant's default, Tenant shall not be entitled to any abatement or reduction of rent.

Landlord shall conduct its activities on the Premises as allowed in this Paragraph in a manner that will cause the least possible inconvenience, annoyance, or disturbance to Tenant.

24. SUBORDINATION.

This Lease is and shall be prior to any encumbrance now of record and any encumbrance recorded after the date of this Lease affecting the Premises.

If, however, a lender requires that this Lease be subordinate to any such encumbrance, this Lease shall be subordinate to that encumbrance if Landlord first obtains from the lender a written agreement that provides substantially the following:

> "As long as Tenant performs its obligations under this Lease, no foreclosure of, deed given in lieu of foreclosure of, or sale under the encumbrance, and no steps or procedures taken under the encumbrance, shall affect Tenant's rights under this Lease.
>
> The provisions in Paragraph 18 of this Lease concerning the disposition of insurance proceeds on destruction of the Premises, and the provision in Paragraph 19 of this Lease concerning the disposition of any condemnation award, shall prevail over any conflicting provisions in the encumbrance."

Tenant shall execute the written agreement and any other documents required by the lender to accomplish the purposes of this Paragraph.

25. NOTICE.

Any notice, demand, request, consent, approval or communication that either party desires or is required to give the other party or any other person shall be in writing and either served personally or sent by prepaid, first-class mail. Any notice, demand, request, consent, approval or communication that either party desires or is required to give to the other party shall be addressed to the other party as follows:

If to the Tenant: Mr. Steve Schram, President
Agri Laboratories, Ltd.
Post Office Box 3103
20927 State Route K
St. Joseph, MO 64505

If to the Landlord: Mr. Steve Schram, President
K Highway Corporate General
Partnership, Inc.
20927 State Route K
Post Office Box 3103
St. Joseph, MO 64505

Either party may change its address by notifying the other party of the change of address. Notice shall be deemed communicated within forty-eight (48) hours from the time of mailing if mailed as provided in this Paragraph.

26. RECORDATION AND QUIT CLAIM DEED.

This Lease shall not be recorded except that if either party requests the other party to do so, the parties shall execute a memorandum of lease in recordable form.

Tenant shall execute and deliver to Landlord on the expiration or termination of this Lease, immediately on Landlord's request, a quit claim deed to the Premises, in recordable form, designating Landlord as transferee.

27. ATTORNEYS' FEES.

If either party becomes a party to any litigation concerning this Lease, the Premises, or the building or other improvements in which the Premises are located, by reason of any act or omission of the other party or its authorized representatives, and not by any act or omission of the party that becomes a party to that litigation or any act or omission of its authorized representatives, the party that causes the other party to become involved in the litigation shall be liable to that party for reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and court costs incurred by it in the litigation.

If either party commences an action against the other party arising out of or in connection with this Lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and costs of suit.

28. SURRENDER OF PREMISES.

On the expiration or ten (10) days after the termination of the term, Tenant shall surrender to Landlord the Premises in the same condition as when received (except for ordinary wear and tear occurring after the last necessary maintenance made by Tenant and destruction to the Premises covered by Paragraph 18), except for alterations that Tenant has the right to remove or is obligated to remove under the provisions of Paragraph 11. Tenant shall remove any personal property it desires to remove within the above stated time. Tenant shall perform all restoration made necessary by the removal of any alterations or personal property within the time periods stated in this Paragraph.

29. HOLDING OVER.

If Tenant, with Landlord's consent, remains in possession of the Premises after expiration or termination of the term, or after the date in any notice given by Landlord to Tenant terminating this Lease, such possession by Tenant shall be deemed to be a month-to-month tenancy terminable on thirty (30) days' notice given at any time by either party.

All provisions of this Lease except those pertaining to term and option to extend shall apply to the month-to-month tenancy.

30. MISCELLANEOUS PROVISIONS.

A. General Conditions.

Time is of the essence of each provision of this Lease. Whenever consent or approval of either party is required, that party shall not unreasonably withhold such consent or approval. This Lease shall be binding on and inure to the benefit of the parties and their successors, except as provided in Paragraph 20. Rent and all other sums payable under this Lease must be paid in lawful money of the United States of America. Except as provided in Paragraph 21, if a party elects to terminate this Lease as allowed in this Lease, on the date the Lease terminates, the parties shall be released from further liabilities and obligations, and Landlord shall return to Tenant any unearned rent, as long as Tenant is not in default on the date the Lease terminates. The unenforceability, invalidity, or illegality of any provision shall not render the other provisions unenforceable, invalid, or illegal. All Exhibits referred to are attached to this Lease and incorporated by reference.

B. Interpretation of Lease

This Lease shall be construed and interpreted in accordance with the laws of the State of Missouri. This Lease contains all of the agreements of the parties and cannot be amended or modified except by a written agreement and replaces all previous lease agreements and amendments thereof. All provisions, whether covenants or conditions, on the part of either Landlord or Tenant, shall be deemed to be both covenants and conditions. The table of contents and the captions of this Lease shall have no effect on its interpretation. When required by the context of this Lease, the singular shall include the plural. "Party" shall mean Landlord or Tenant; and if more than one person or entity is Landlord or Tenant, the obligations imposed on that party shall be joint and several. The definitions contained in this Lease shall be used to interpret this Lease.

31. DEFINITIONS.

As used in this Lease, the following words and phrases shall have the following meanings:

Alteration. Any addition or change to, or modification of, the Premises made by Tenant, including, without limitation, fixtures, but excluding trade fixtures as defined herein, and Tenant's improvements as defined herein.

Authorized representative. Any officer, agent, employee, or independent contractor retained or employed by either party, acting within authority given by that party.

Damage. Injury, deterioration, or loss to a person or property caused by another person's acts or omissions. Damage includes death.

Damages. A monetary compensation or indemnity that can be recovered in the courts by any person who has suffered damage to his person, property, or rights through another's act or omission.

Destruction. Any damage, as defined herein, to or disfigurement of the Premises.

Encumbrance. Any deed of trust, mortgage, or other written security device or agreement affecting the Premises, and the note or other obligation secured by it, that constitutes security for the payment of a debt or performance of an obligation.

Expiration. The coming to an end of the time specified in the Lease as its duration, including any extension of the term resulting from the exercise of an option to extend.

Good condition. The good physical condition of the Premises and each portion of the Premises, including without limitation, signs, windows, show windows, appurtenances, and Tenant's personal property as defined herein. "In good condition" means first-class, neat, clean, and broom-clean, and is equivalent to similar phrases referring to physical adequacy in appearance and for use, but in no event in any better condition than at the commencement of the term.

Hold harmless. To defend and indemnify from all liability, losses, penalties, damages as defined herein, costs, expenses (including, without limitation, attorneys' fees), causes of action claims, or judgments arising out of or related to any damage, as defined herein, to any person or property.

Law. Any judicial decision, statute, constitution, ordinance, resolution, regulation, rule, administrative order, or other requirement of any municipal, county, state, federal, or other government agency or authority having jurisdiction over the parties or the Premises, or both, in effect either at the time of execution of the Lease or at any time during the term, including, without limitation, any regulation or order of a quasi-official entity or body (e.g., board of fire examiners or public utilities).

Lender. The beneficiary, mortgagee, secured party, or other holder of an encumbrance, as defined herein.

Lien. A charge imposed on the Premises by someone other than Landlord, by which the Premises are made security for the performance of an act. Most of the liens referred to in this Lease are mechanics' liens.

Maintenance. Repairs, replacement, repainting, and cleaning.

Person. One or more human beings, or legal entities or other artificial persons, including, without limitation, partnerships, corporations, trusts, estates, associates, and any combination of human beings and legal entities.

Provision. Any term, agreement, covenant, condition, clause, qualification, restriction, reservation, or other stipulation in the Lease that defines or otherwise controls, establishes, or limits the performance required or permitted by either party.

Rent. Minimum monthly rent, prepaid rent, security deposit, real, property taxes and assessments, common area charges, operating casts, insurance, utilities, and other similar charges payable by Tenant to Landlord.

Restoration. The reconstruction, rebuilding, rehabilitation, and repairs that are necessary to return destroyed portions of the Premises and other property to substantially the same physical condition as they were in immediately before the destruction.

Successor. Assignee, transferee, personal representative, heir, or other person or entity succeeding lawfully, and pursuant to the provisions of this Lease, to the rights or obligations of either party.

Tenant's improvement. Any addition to or modification of the Premises made by Tenant before, at, or near the commencement of the term, including, without limitation, fixtures (not including Tenant's trade fixtures, as defined herein).

Tenant's personal property. Tenant's equipment, furniture, merchandise, and movable property placed in the Premises by Tenant, including Tenant's trade fixtures, as defined herein.

Tenant's trade fixtures. Any property installed in or on the Premises by Tenant for purposes of trade, manufacture, ornament, or related use.

Term. The period of time during which Tenant has a right to occupy the Premises.

Termination. The ending of the term for any reason before expiration, as defined herein.

32. LANDLORD'S IMPROVEMENTS TO PREMISES.

Landlord agrees to make the improvements shown on Exhibit B attached hereto and a part hereof to the Premises, all of which shall be completed within sixty (60) days from the date hereof.

33. LEGAL REQUIREMENTS.

Tenant shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Premises or the use thereof, including without limitation ADA, OSHA and like requirements, and indemnify, defend and hold harmless Landlord from expense or damage resulting from failure to do so.

IN WITNESS WHEREOF, the Landlord and Tenant have duly executed this Lease on the day and year first above written.

K HIGHWAY LIMITED PARTNERSHIP	AGRI LABORATORIES, LTD.
By: K HIGHWAY CORPORATE GENERAL PARTERNS, INC.	
BY: ____________ Steve Schram, President	BY: ____________ Steve Schram, President
"Landlord"	"Tenant"

EXHIBIT 6.2

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made effective as of this 1st day of January 2003, by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation ("AgriLabs"), and ______________________, a ________________ Company (the "Distributor").

NOW, THEREFORE, for good and valuable consideration, the sufficiency and existence of which is hereby acknowledged, the parties agree as follows:

1. Definitions.

(a) "Authorized Distributor" means Distributor and other distributors of Product now or hereafter approved by AgriLabs in writing.

(b) "Back Order" shall mean Product as herein defined, which is not available at the time a Purchase Order, as herein defined, is received by AgriLabs from an Authorized Distributor as herein defined.

(c) "Contract Period" means the period commencing on January 1 and the sixth month period commencing on the subsequent July 1, as hereinafter provided. The first Contract Period (the "First Contract Period") will commence on January 1, 2003, and end on June 30, and subsequent Contract Periods (known as the subsequent Contract Periods) will commence on each successive six-month period beginning on July 1 and January 1 of each year thereafter. Notwithstanding the foregoing, this agreement will be effective on the date of execution if later or earlier than the beginning of the First Contract Period. This paragraph is subject to the limitations set forth in this Agreement.

(d) "Purchase Order" shall mean an order for Product as herein defined and received by AgriLabs from an Authorized Distributor as herein defined.

(e) "Product" or "Products" means any or all products listed on Exhibit "A" attached hereto and incorporated herein. Products may be added to or deleted from Exhibit A from time to time by AgriLabs without notice.

(f) "Pro-Labs Products" means any and all products which bear the brand name "Pro-Labs" or "Pro-Labs, Ltd," and any derivation thereof or substitute name thereto.

(g) "Shipper" means a reputable common carrier of goods who customarily ships goods of a similar nature to the Products.

2. Appointment and Acceptance. AgriLabs appoints Distributor as an Authorized Distributor of Products and Distributor accepts such appointment. Distributor understands and agrees that it only has a right to purchase Products to the extent that this Agreement, or an amendment, renewal or replacement hereto, is in effect. As of the beginning of the First Contract Period, this Agreement replaces and supersedes all previous distribution agreements, addendums to such agreements, and supplements thereto. Notwithstanding the foregoing, the execution of this Agreement will not terminate the right of Distributor to receive any Promotional Allowance or returned goods allowance which has accrued and is due pursuant to a previous distribution agreement executed prior to the First Contract Period.

3. Marketing of Products. Distributor will exert its best efforts to sell and achieve a distribution of Products. Distributor will only sell Pro-Labs Products to licensed veterinarians and/or customers on the prescription or the order of licensed veterinarians. Distributor will not sell the Pro-Labs Products in the over-the-counter and/or non-veterinary markets. Distributor agrees that any sale of the Pro-Labs Products in the over-the-counter market would be detrimental to the Pro-Labs Products and would not be in the best interests of AgriLabs. Distributor recognizes that this restriction will apply to the Pro-Labs Products regardless of whether such products are designated as "script" or "non-script." In addition, the Pro-Labs Products may only be advertised in catalogs (for sale to veterinarians or by prescriptions of veterinarians) under generic product names, without reference to "Pro-Labs" or "Pro-Labs, Ltd." or any similar name or mark.

4. Term of Agreement. This Agreement will become effective as of the date hereof and continue through the First Contract Period, unless earlier terminated or further extended as provided for herein.

5. Renewal of Term. Subject to the provisions of paragraph 18 hereof, and provided that Distributor has not breached this Agreement or any other agreement with AgriLabs, Distributor will have the right to renew this Agreement for a subsequent six (6) month Contract Period by signing a letter acknowledging the renewal as required and drafted by AgriLabs and by signing the then current Distribution Agreement. Failure to renew this Agreement by the method set forth in the previous sentence will automatically terminate this Agreement at the end of the First Contract Period or the then applicable Contract Period if previously renewed.

6. Effect of Termination or Non Renewal. In the event this Agreement is terminated (whether pursuant to paragraph 18 or otherwise) or is not renewed for any reason, such occurrence will be deemed a "Transfer" pursuant to Section 8.5 of AgriLabs' Bylaws such that AgriLabs will have certain purchase rights with respect to the AgriLabs stock owned by Distributor as set forth in the Bylaws. The parties acknowledge that the purpose of this provision is to maintain the ownership of AgriLabs in its active distribution members and that such a result is fair and just under the circumstances. This provision shall survive termination or nonrenewal.

7. Prices and Terms. Attached hereto as Exhibit "A" and incorporated herein is a current price list for Products. AgriLabs reserves the right to revise the price list, at its sole discretion, from time to time. AgriLabs, Further reserves the right to reject any Purchase Order or any portion of a Purchase Order, at its sole discretion, from

time to time, if the Purchase Order is for a Product or Products which is on Back Order at the time of receipt of the Purchase Order. If AgriLabs elects to reject any Purchase Order or any portion of a Purchase Order, it shall provide notice by mail, facsimile transmission or pursuant to paragraph 30 of the Agreement to the Authorized Distributor within five (5) days from receipt and rejection of the Purchase Order or any portion thereof. Contained in said notice shall be a contract to reinstate the cancelled Back Ordered Product. The Authorized Distributor shall have at its option the right to execute the contract and return it to AgriLabs to reinstate the order subject to the terms of the contract or to not enter into the contract. AgriLabs will sell Products to Distributor at a price which is equal to the lesser of the price reflected in its then current price list for similar quantities of Product or the best price which it sells to any of its Authorized Distributors for similar quantities of Product. Unless otherwise stated on the invoice, payment in full for all Products ordered by Distributor will be due thirty (30) days after the date of the invoice (the "Due Date") sent by AgriLabs to Distributor. If payment is not received by AgriLabs on or before the Due Date, the past due balance will accrue interest from the Due Date at the rate of one and one-half percent (1½%) for each calendar month and any part thereof in which such balance remains unpaid. AgriLabs may, in its sole discretion, stop shipping Product to Distributor if payment for an invoice is not received by the Due Date and/or set off any said balance due against amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. Payment terms are subject to change by AgriLabs upon notice to Distributor.

8. <u>Credit Limits</u>. AgriLabs has established a credit limit for Distributor as set forth on Exhibit B. Distributor may request a higher credit limit or a temporary waiver of the credit limit, however, it is in AgriLabs' sole discretion as to whether it will grant such a request. AgriLabs reserves the right to revise Distributor's credit limit upon notice, to take effect as of the date mailed or faxed to Distributor.

9. <u>Security</u>. Payment for each order placed by Distributor will be secured by a pledge of stock in AgriLabs held by the Distributor pursuant to the form of Pledge Agreement required by AgriLabs. Distributor will execute the Pledge Agreement and deliver its AgriLabs stock certificate(s) along with a fully executed assignment separate from certificate in the form provided by AgriLabs to AgriLabs to perfect AgriLabs' security interest in such Distributor's AgriLabs stock. If requested by AgriLabs, Distributor will execute such financing statements and take such other action as AgriLabs deems appropriate to perfect said security interest. In the event that Distributor is unable to pledge its AgriLabs stock due to contractual arrangements which cannot be modified at a reasonable cost to Distributor and Distributor provides AgriLabs with a copy of such documents, Distributor may provide AgriLabs with a letter of credit from a financial institution acceptable to AgriLabs having a dollar amount equal to the book value of such member's AgriLabs stock pursuant to terms and arrangements satisfactory to AgriLabs in its sole discretion, in lieu of the stock pledge set forth above. This provision shall survive termination or nonrenewal.

10. <u>Product Complaints</u>. Any Product complaints received by Distributor relative to the Products will be referred directly to AgriLabs for handling and to the manufacturer of the Product. No formal evaluation of the complaint by Distributor will be required

although Distributor agrees to fully cooperate with any evaluation by AgriLabs or the manufacturer of the Product. A copy of any evaluation or response to a complaint made by AgriLabs will be sent to the Distributor.

11. Risk of Loss. After receipt of Products by Distributor from the Shipper, Distributor will bear all risk of loss or damage to the Products, and AgriLabs will bear all risk of loss or damage prior thereto.

12. Acceptance and Claims. All Products will be received subject to Distributor's inspection during a ten (10) day quarantine and may be rejected if found substantially defective. The inspection will be conducted promptly after the Products' arrival at the Distributor's warehouse and in no event later than ten (10) days after the arrival date. All claims for alleged defects which may be discovered by inspection will be reported in writing to AgriLabs as soon as possible, but in any event, no later than ten (10) days after the date of arrival of the Products. At AgriLabs' request, Distributor will promptly supply either some of the units of the allegedly defective Products or some other evidence of a deficiency as specified by AgriLabs. AgriLabs reserves the right, at its discretion, to replace Products found to be defective with such quantity of Products in good, salable condition, as will satisfy Distributor's purchase order requirements by delivering such replacements to Distributor's warehouse or by issuing a credit to Distributor for the pro rated invoice amount plus such costs and expenses incurred in situating unsalable Products in Distributor's warehouse. Distributor will return to AgriLabs all or part of the defective Products at AgriLabs' expense or dispose of such Products as AgriLabs directs. In the alternative to Distributor returning defective Products to AgriLabs, AgriLabs may pay Distributor a return goods allowance which AgriLabs estimates is reasonable to compensate its distributors for not less than the approximate amount the distributors would have received for returned goods. Payment of the returned goods allowance will be subject to the provisions of paragraph 20 hereof.

13. Warranties. AgriLabs warrants that the Products are of merchantable quality, are free from defects in material and workmanship, and are fit for the purposes for which produced or apparently intended. **THE WARRANTY SET FORTH IN THIS PARAGRAPH IS EXCLUSIVE AND IS IN LIEU OF ANY OTHER EXPRESS OR IMPLIED WARRANTY, INCLUDING ANY IMPLIED WARRANTY OF FITNESS, AND CONSTITUTES THE SOLE REMEDY OF DISTRIBUTOR AND LIABILITY OF AGRILABS WITH RESPECT TO ANY PRODUCTS DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER ON WARRANTY, CONTRACT OR NEGLIGENCE THEORIES OF LIABILITY.** The warranties set forth in this paragraph will be voided and of no further force and effect if Products are subjected to accident, misuse, abuse, alterations, improper storage, or other negligent handling or operations. AgriLabs will not in any event be liable for special or consequential damages.

14. Limitation on Damages. Neither party to this Agreement will be liable by reason of termination, expiration, nonrenewal, or breach of this Agreement to the other for consequential and/or incidental damages, which include but are not limited to compensation, reimbursement or damages on account of any loss of prospective profits, anticipated sales or on account of expenditures, investments, leases, or other commitments relating to the business or goodwill of either party. This provision shall survive termination or nonrenewal.

15. Information, Data and Materials. AgriLabs will supply Distributor with product literature and such other promotional materials as may be available to other Authorized Distributors from time to time.

16. Packaging Materials. Distributor will not alter or change any product packaging, descriptive literature, advertising, etc. pertaining to Products without AgriLabs' advance written consent. Distributor will include AgriLabs' Product trademark and AgriLabs name and address as the supplier of Products on all Product promotional materials, Product write-ups, and similar items.

17. Confidential Information. Distributor and Company agree to maintain in strict confidence and secrecy and shall duly safeguard to the best of their ability and in compliance with any specific procedures requested by either party, and shall cause their employees, directors, shareholders and agents to do the same, any and all trade secrets and/or confidential information pertaining to products and operations of the other party hereto, and Distributor and Company shall not at any time knowingly disclose such information to others. Confidential information includes, but is not limited to all distribution lists, customer lists, marketing plans, marketing information, proprietary product information, financial information regarding AgriLabs or Distributor, information regarding research and development, new animal drug applications, abbreviated new animal drug applications, new product information, information regarding Promotional Allowances (as hereinafter defined), price lists, and any other information AgriLabs or Distributor considers confidential so long as the other party is on notice that the information is considered confidential. This obligation will commence as of the date of this Agreement and will continue for five (5) years after the termination or nonrenewal of this Agreement and any renewals thereof, regardless of the reason for termination or nonrenewal. This provision shall survive or nonrenewal.

18. Termination. This Agreement may be terminated by:

(a) Written instrument duly executed by the Distributor and delivered to AgriLabs by certified mail;

(b) AgriLabs on ten (10) days notice if Distributor should

(i) cease to function as a going concern or cease to conduct its operations in the normal course of business; or

(ii) attempt to assign, convey or otherwise transfer in whole or in part any of Distributor's rights hereunder to any third party without AgriLabs' express prior written consent, which consent will be based on Distributor's full, true and correct disclosure of the proposed transaction to AgriLabs and AgriLabs' desires to accept such assignment, conveyance or transfer; or

(iii) without AgriLabs' advance written consent, which consent will be given or withheld in AgriLabs' sole discretion, undergo a change in majority ownership, such that the persons currently having a fifty-one percent (51%) ownership and voting interest in Distributor prior to such change in ownership will no longer have a fifty-one percent

(51%) interest in ownership or voting after such change in ownership (Distributor will notify AgriLabs in writing of any proposed or actual change in ownership of Distributor); or

(iv) sell a majority of its assets outside of the ordinary course of business; or

(v) become involved in financial difficulties involving the appointment of a receiver or the like, a moratorium on indebtedness or a petition in bankruptcy or the like filed by or against Distributor or an assignment on behalf of Distributor's creditors; or

(vi) submit fraudulent reports or information or continue to submit false or untrue reports or information to AgriLabs; or

(vii) breach any of the terms of this Distribution Agreement; or

(viii) breach any of the terms of any other instrument or agreement between AgriLabs and Distributor.

19. Repurchase Option. Within ninety (90) days after termination of this Agreement or nonrenewal hereof, AgriLabs may, at its option, repurchase from Distributor at Distributor's net warehouse cost all or any portion of Products which are commercially usable or saleable, as well as any usable advertising and/or promotional materials previously purchased by Distributor. Within thirty (30) days after termination of this Agreement or expiration without renewal hereof, Distributor will deliver to AgriLabs free of charge any and all Product samples, packaging, components, sales promotional materials and the like, which AgriLabs previously made available to Distributor at no charge.

20. Sales Rebates, Spiffs and Incentives. Distributor may from time to time become entitled to certain special promotions, sales spiffs, promotional allowances, member promotional allowances, sales rebates and similar incentives from AgriLabs based on the sale of Products and/or based upon other performance factors (the "Promotional Allowances"). Promotional Allowances may vary by Product and by season. Distributor will have a right to receive any Promotional Allowance for which Distributor has qualified, however, in the event Distributor is in breach of any portion of this Agreement or any other agreement or instrument between Distributor and AgriLabs, AgriLabs will have the right to suspend or eliminate any Promotional Allowance that has not yet been paid. Upon termination of this Agreement or nonrenewal hereof, AgriLabs may set off against any amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. One of the Promotional Allowances is the sales rebate which is structured as a black box incentive (the "Black Box Incentive"). The method of calculating and the amount of the Black Box Incentive will be determined early in or prior to a Contract Period by AgriLabs management and will be kept strictly confidential and will not be made available to Distributor. The Black Box Incentive will be a binding obligation of AgriLabs to the extent provided for herein, notwithstanding the fact that the aggregate amount of the Black

Box Incentive due to Distributor is announced after the end of the Contract Period. The Black Box Incentive will not be paid under any circumstances prior to the end of the Contract Period. The Black Box Incentive will be paid within seventy-five (75) days of the end of a Contract Period. AgriLabs may pay any Promotional Allowance (including the Black Box Incentive) and may pay the returned goods allowance in the form of a credit against amounts due or to become due from Distributor to AgriLabs. One of the Promotional Allowances is the "Member Promotional Allowance." Pursuant to the Member Promotional Allowance, Distributor will be entitled to reimbursement of "Qualified Promotional Expenditures" in an amount not to exceed one-half of one percent (.5%) of Product sales made by Distributor. Qualified Promotional Expenditures will be expenditures by the Distributor which comply with rules established from time to time by AgriLabs and were preapproved in writing by AgriLabs.

21. Discontinuance of Use of Proprietary Rights. Upon termination or expiration of this Agreement, Distributor will cease all use of the name, trade name and all trademarks and service marks of AgriLabs and any and all proprietary rights of AgriLabs and will thereafter duly and promptly refer to AgriLabs any and all inquiries, orders, correspondence and the like, whether in written or oral form, pertaining to the Products or AgriLabs.

22. Equitable Relief. Distributor and AgriLabs acknowledge that because of the unique nature of their respective obligations and rights herein and the unique nature of the proprietary rights pertaining to the Products, irreparable harm will be caused by a breach by Distributor of its obligations under this Agreement and monetary damages may be inadequate to compensate AgriLabs for such harm; therefore, the parties agree that injunctive or other equitable relief may be an appropriate remedy to enforce this Agreement and may be sued for without AgriLabs first or concurrently bringing and without limiting an action at law. The parties further agree that except as provided in paragraph 25, any suit not involving claims subject to arbitration will be venued in the courts located within Kansas City, Missouri.

23. Default. No failure or omission by either of the parties hereto in the performance of any non-monetary obligation contained in this Agreement will be deemed a breach hereof if the same arises from any causes beyond the control and without fault or negligence of, such party, including, but not restricted to, acts of God, acts of federal, state or local government or any agency thereof, request of any governmental authority or any officer, department, agency or instrumentality thereof, fire, storm, flood, earthquake, explosion, accident, acts of the public enemy, war, rebellion, insurrection, riot, sabotage, epidemic, quarantine, restrictions, strike, lockout, dispute with workmen, labor shortages, transportation embargoes or failures or delays in transportation, or exhaustion or unavailability or delays in the delivery of any transportation facility, product or material necessary to the performance hereof, except that all actions of Distributor's shareholders, directors, employees and agents are hereby deemed to be within Distributor's control.

24. Non-Waiver. AgriLabs' and Distributor's right to require strict observance in performance of each of the terms and provisions hereof shall not be affected by

concurrent waiver of any other term or provision or any other previous waiver, forbearance or course of dealing.

25. Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the commercial rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Said Arbitration Association or court will apply Missouri law in rendering its decision, which decision will be fully and finally binding on both parties. Neither party has the right to further appeal or redress an arbitration award in any state or federal court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

26. Choice of Law. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder, whether at law or in equity, and regardless of forum, be construed in accordance with and under and pursuant to the laws of the State of Missouri.

27. Successors and Assigns. The Agreement will inure to the benefit of and be binding upon the permitted successors and permitted assigns of the parties hereto, but it may not be assigned in whole or in part by either party without prior written consent of the other. Any purported assignment of this Agreement or any interest therein without the written consent of the other will be void.

28. Adoption of Additional Rules and Regulations. AgriLabs may at any time, without prior notice to Distributor, adopt additional rules and regulations in connection with the distribution of Products to which Distributor hereby agrees to be bound, provided such additional rules and regulations do not materially change Distributor's rights under this Agreement.

29. Compliance With Laws. Distributor and AgriLabs will conduct their respective business under this Agreement in compliance with all applicable laws, regulations and orders and the like prevailing in their respective places of business.

30. Notices. Unless otherwise provided for herein, all notices provided for by this Agreement will be considered to have been received three (3) days after being sent, unless otherwise provided for herein, and will be sent by certified mail, return receipt requested, addressed as provided for herein:

AGRILABS: Agri-Laboratories, Ltd.
P.O. Box 3103
St. Joseph, Missouri 64503
Attn: President

WITH COPY TO: Ed Sloan, Esq.
Niewald, Waldeck & Brown
Twelve Wyandotte Plaza
120 West 12th Street, Suite 1300
Kansas City, MO 64105-1932

DISTRIBUTOR: ______________________
____
____
____

31. Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for purposes of convenience only and will not affect the construction or interpretation of any of its provisions.

32. Entire Agreement. Subject to express provisions otherwise herein, by executing this Agreement the parties agree to the terms and conditions set forth herein. The terms hereof constitute the complete agreement and any different or additional terms or prior stipulations, agreements, understandings or conditions are hereby rejected. The terms hereof can be added to or modified only by writing signed by an officer of Distributor and an officer of AgriLabs and only to the extent that a resolution of the board of directors of AgriLabs is attached to such amendment or modification authorizing the same. Terms different from or additional to the terms hereof which are communicated orally or contained in an acknowledgment of orders or similar instrument which precedes or accompanies the shipment hereunder will not be deemed accepted by Distributor notwithstanding its acceptance of such shipment. The execution of this Agreement will terminate all previous distribution agreements between the parties.

33. Severability. In the event any provisions of this Distribution Agreement are held invalid or unenforceable by any court of competent jurisdiction, such holding will not invalidate or render unenforceable any other provision hereof.

34. Execution. This Agreement may be executed by duly authorized officers of the respective parties hereto in any number of counterparts, each of which will be deemed the original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AGRI-LABORATORIES, LTD.

By ______________________________________
Steven Schram, President

____

By ______________________________________
Printed Name:______________________________
Its:______________________________________

LIST OF EXHIBITS

EXHIBIT A

PRODUCT/PRICE LIST

EXHIBIT B

CREDIT LIMIT

$____________________

EXHIBIT 6.3

[CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION]

AMENDMENT NO. 1
TO DISTRIBUTION AGREEMENT

This Amendment No. 1 ("Amendment") is entered into on this 27 day of November, 2002, by and between Merial Limited, a company limited by shares registered in England and Wales (registered number 3332751) with a registered office at PO Box 327, Sandringham House, Sandringham Avenue, Harlow Business Park, Harlow, Essex CM19 5TG, England, and domesticated in Delaware, USA as Merial LLC with offices at 3239 Satellite Blvd., Duluth, GA 30096 ("Merial") and Agri-Laboratories, Ltd., a Delaware corporation, with offices at 20927 State Route K, St. Joseph, MO 64505 ("Agri-Labs").

WHEREAS, Merial and Agri-Labs are parties to a certain Distribution Agreement dated as of September 29, 1997 (the "Original Agreement"); and

WHEREAS, Merial and Agri-Labs desire to amend the Original Agreement in accordance with the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions.

a. In General. Capitalized terms used herein shall have the meanings ascribed to them in the Original Agreement, unless otherwise defined herein. Without limiting the generality of the foregoing, the following capitalized terms shall have the following meanings for purposes of the Original Agreement and this Amendment No. 1.

b. "Agreement" shall mean this Amendment and the Original Agreement taken together as a whole.

c. "Products" shall mean the Products set forth in Schedule A as amended in writing from time to time.

d. "Price" shall be the Prices for the Products as set forth in Schedule E as revised by this Amendment No. 1.

e. "Agri-Labs Members" shall be the Members listed in attached Schedule C as revised by this Amendment No. 1.

f. "Schedule B" shall be the Trademarks set forth on Schedule B as revised by this Amendment No. 1..

g. "Schedule E" shall be the Pricing for the Product under the terms of this Agreement as revised by this Amendment No. 1.

h. "Product Inventory" shall be the remaining total Product inventory of the Product by size as of the date of termination of this Agreement.

2. Parties hereto acknowledge and agree that the following sections shall be deleted in their entirety from the Original Agreement:

Section 2.3;

Section 12.1;

Section 12.2;

Section 13.2; and

Section 13.3.

In addition, the parties hereto acknowledge and agree that Schedule F shall be deleted in its entirety from the Original Agreement and not be replaced.

3. Parties hereto hereby acknowledge and agree to delete Section 6.2 of the Original Agreement and hereby insert the following 6.2:

> Agri-Labs will submit firm orders to MERIAL at least four (4) months in advance of the desired delivery date. [***]

*** Confidential Treatment Requested

4. Parties hereto hereby acknowledge and agree to delete Section 17.1 of the Original Agreement and hereby insert the following 17.1:

> Effective Date, Term and Renewal. This Agreement will be effective as the date set forth on the first page hereof and will continue in full force and effect for a term of one (1) year. This Agreement may be terminated by either party at any time by written notice to the other party at least ninety (90) days prior to the requested Termination Date. The said ninety (90) period shall begin to run from the time of mailing of the notice by registered mail.

5. The parties hereto agree as follows: (1) in the event of termination for any reason by either party, Merial shall provide a detailed accurate inventory of Product Inventory remaining as of the date of termination within five (5) days from the date of termination; and (2) in the event of termination for any reason, Agri-Labs shall have a right of first refusal to be exercised in writing by notice to Merial within thirty (30) days after termination of this Agreement (the "Notice") to purchase the Product Inventory

remaining in whole or in part at the then current pricing being offered to Agri-Labs. In the event Agri-Labs exercise less than all its right to purchase all the Product Inventory Merial shall have the right to sell any inventory of Products Inventory still remaining after Agri-Labs exercise or non-execrcise of its right of first refusal. For any remaining Product Inventory to be sold by Merial, Agri-Labs grants to Merial a limited trademark license to sell such remaining Product Inventory bearing the Agri-labs tradename and/or logo for a definite period of ninety (90) days from the date of the Notice of Agri-Lab's exercise, non-exercise or partial exercise of it right of first refusal; and (3) in the event at the end of the ninety (90) day limited trademark license, Merial requests prior to the expiration an extension of the limited trademark license such request shall not be unreasonably withheld, but in no event shall the extension exceed an additional ninety (90) days.

6. Effective Amendment. This Amendment No. 1 is hereby incorporated by reference into the Original Agreement as if fully set forth therein, and the Original Agreement, as amended by this Amendment shall continue in full force and effect following and delivery hereof, and shall be referred to as the "Agreement." In the event of any conflict between the terms and conditions of the Original Agreement and this Amendment, the terms and conditions of this Amendment shall control. There are no other understandings, representations or warranties of any kind, express or implied.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed by their duly authorized representatives as of the date first written above.

AGRI-LABORATORIES, LTD.

By: ______________________________

Steve Schram, President

Merial

By: ______________________________ 11/25/02

Ives Perello

Vice President, Ruminant N.A.

Schedule A

Products

1% Ivermectin Injection for cattle/swine, 50 ml (33101)
1% Ivermectin Injection for cattle/swine, 200 ml (33103)
1% Ivermectin Injection for cattle/swine, 500 ml (33102)
Pour-On for cattle, 250 ml (74441)
Pour-On for cattle, 1 liter (74442)
Pour-On for cattle, 2.5 liter (74443)
Pour-On for cattle, 5 liter (74444)

Schedule B

Trademarks

Trademark	Product
Double Impact	1% Ivermectin Injection for cattle/swine, 50 ml (33101) 1% Ivermectin Injection for cattle/swine, 200 ml (33103) 1% Ivermectin Injection for cattle/swine, 500 ml (33102)
Top Line	Pour-On for cattle, 250 ml (74441) Pour-On for cattle, 1 liter (74442) Pour-On for cattle, 2.5 liter (74443) Pour-On for cattle, 5 liter (74444)

Schedule C

[***]

*** Confidential Treatment Requested

Schedule E

Pricing

Product	Size	Agri-Labs Price
Double Impact 1%	50ml	$[***]
Double Impact 1%	200 ml	$[***]
Double Impact 1%	500 ml	$[***]
Top Line Pour-On	250 ml	$[***]
Top Line Pour-On	1 liter	$[***]
Top Line Pour-On	2.5 liter	$[***]
Top Line Pour-On	5 liter	$[***]

*** Confidential Treatment Requested

SUPPLY AND MARKETING AGREEMENT

by and between

MERIAL LIMITED

and

Agri Laboratories, Ltd.

Dated: September 29, 1997

DISTRIBUTION AGREEMENT

THIS AGREEMENT, dated as of the 29th day of September, 1997, by and between Merial Limited, a company limited by shares registered in England and Wales (registered number 3332751) with a registered office at 27 Knightsbridge, London SW1, England, and domesticated in Delaware, USA as Merial LLC ("MERIAL").

AND

AGRI LABORATORIES, --.Ltd., a Delaware Corporation, which has its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 ("AGRILABS")

WITNESSETH:

WHEREAS:

a. MERIAL manufactures and supplies certain products for animal health use;
b. AGRILABS has considerable experience in the sale and marketing of products for such use;
c. AGRILABS is interested in distributing certain MERIAL products;
d. MERIAL is willing to supply AGRILABS with one or more MERIAL products upon the terms and conditions as set forth below.

NOW, THEREFORE, in exchange for the promises and covenants described in this Agreement, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, MERIAL and AGRILABS hereby agree as follows:

1. DEFINITIONS

Each term defined below will have the following meaning and will include the singular and the plural.

a. "Affiliate" will mean (i) any business entity fifty percent (50%) or more of which is owned directly or indirectly by a party; (ii) any business entity which directly or indirectly owns fifty percent (50%) or more of a party; or (iii) any business entity under the direct or indirect control of any business entity as described in (i) or (ii) above. "MERIAL" shall include MERIAL's Affiliates.
b. "Agency" will mean any government regulatory authorities responsible for granting any permits, licenses, approvals, or registrations that must be obtained before the Products are marketed in the Territory.
c. "Products" will mean the products set forth in Schedule A as amended in writing from time to time. MERIAL will have the right in its sole discretion to add to the list of Products. Except as provided in paragraph 17.4, Products may only be deleted from Schedule A if agreed upon in writing by both parties.
d. "Promotional Literature" will mean all advertising, promotional and technical literature, label and packaging text, package inserts or any other material that bears a Trademark or that is used in the promotion of the Products.
e. "Registrations" will mean such government approvals as are necessary to sell, promote or distribute Products in the Territory.

f. "Territory" will mean the United States of America.

g.. "Trademarks" will mean the designated proprietary trademarks set forth in the attached Schedule B and associated trade dress and tradenames which are or will be owned by MERIAL pursuant to the Trademark Agreement (the "Trademark Agreement") dated the even date hereof, by and between MERIAL and AGRILABS and which are to be used on or in relation to the Products.

2. GRANT OF MARKETING RIGHTS

2.1 Marketing Rights

MERIAL hereby grants AGRILABS the exclusive right to market the Products only to its members in the Territory under the Trademarks and, at such time as MERIAL becomes owner of the Trademarks under the Trademark Agreement, MERIAL hereby grants AGRILABS the exclusive license to use the Trademarks to market the Products only to its members in the Territory. A list of Agrilabs members is contained in Schedule C which list may be updated by AGRILABS from time to time with the prior written approval of MERIAL. AGRILABS will sell the Products for its own account. All orders by AGRILABS' customers will be promptly filled by AGRILABS and AGRILABS will assume all credit risks. MERIAL reserves all other rights, including without limitation the right, either for itself or through third parties, to continue marketing the Products within and outside the Territory under the name(s) of MERIAL's choice, but not the Trademarks.

2.2 AGRILABS' rights outside the Territory

AGRILABS will not export or market any Products outside the Territory without MERIAL's consent in writing.

2.3 Non-competition

Except for macrocyclic lactone products for use or administration for the equine therapeutic class, during the term of this Agreement, and any renewal, AGRILABS will not develop or market any product that contains a macrocyclic lactone other than ivermectin purchased from MERIAL

2.4. No Subcontracting

Except for Agrilabs' members listed in attached Schedule C, AGRILABS will not subcontract or otherwise make any provision or arrangement for third-party distribution of any Products without the prior written consent of MERIAL. AGRILABS will not market Products through any Affiliate without MERIAL's prior consent in writing.

3. PRODUCT REGISTRATION AND AUTHORIZATIONS

3.1 Registration

The Products are already approved for marketing in the Territory under the name of MERIAL or an Affiliate. MERIAL will take all steps necessary to obtain the approvals of the

U.S. Food and Drug Administration, if any, that are necessary for AGRILABS to market the Products in the Territory. AGRILABS shall make no claim to any ownership rights to any MERIAL Product Registrations. AGRILABS will make no filings or other communications with any Agency without MERIAL's prior review and written approval.

3.2 Governmental inquiries

AGRILABS will promptly notify MERIAL of any and all inquiries received from any Agency concerning Products. AGRILABS will provide MERIAL with copies and translations of all correspondence with Agencies relating to Products. MERIAL will have the right to approve all responses to Agencies prior to dispatch and to participate in the resolution of all such inquiries.

4. TRADEMARKS

4.1 Authorization

Pursuant to the terms outlined in paragraph 2.1, AGRILABS will have the exclusive rights to use the Trademarks solely in association with the sale of the corresponding Products, solely in the Territory, and solely for the life of this Agreement. This authorization of use does not constitute a grant to AGRILABS of any property right or interest in any Trademark. AGRILABS will have no right to delegate or assign rights granted to it under this (or any other) subparagraph. AGRILABS will use the Trademarks only to the extent necessary to enable AGRILABS to carry out its obligations under this Agreement.

4.2 No confusingly similar marks

AGRILABS agrees that it will not register or use any trademark which, in the opinion of MERIAL, is confusingly similar to the Trademarks or to any other trademarks registered or used by MERIAL.

4.3 Alteration

AGRILABS will not remove or alter any patent numbers, trade names, trademarks (including Trademarks), notices, batch numbers, serial numbers, labels, tags or other identifying marks, symbols or legends affixed to Product or its containers or packages, or affix any of AGRILABS' own trademarks, identifying marks, symbols or legends to Product or its containers or packages without the prior written consent of MERIAL.

4.4 Infringement

AGRILABS will promptly advise MERIAL of all cases of potential infringement of the Trademarks. AGRILABS will render all reasonable assistance sought by MERIAL in connection with any action taken by MERIAL to protect or enforce its Trademarks. All decisions about such action, including the determination whether to initiate action or to settle, will be under the sole control of MERIAL. MERIAL will not be liable for reasonable attorneys' fees and expenses incurred by AGRILABS unless AGRILABS incurs those fees and expenses at the written request of MERIAL.

4.5 Actions by AGRILABS

Except as may otherwise be allowed by the Trademark Agreement, AGRILABS will not take any action relating to the registration, renewal, or infringement of Trademarks except upon the written request of MERIAL. In the event that any such registrations or renewals are secured by AGRILABS, whether in its own name or in the name of any Affiliate of MERIAL, such registrations and renewals will be effected solely for the benefit of MERIAL or its Affiliates. Within one (1) month after securing such registration or renewal, or promptly upon termination of this Agreement for any reason, AGRILABS will either assign the Registration as MERIAL directs or surrender it for cancellation. AGRILABS will voluntarily file, with the appropriate Agencies, any statement required in connection with such assignment or surrender.

5. PURCHASE, PRICE, AND PAYMENT

5.1 Requirements

AGRILABS will purchase from MERIAL AGRILABS' requirements of Products.

5.2 Price

Prices for the Products will be as set forth in Schedule E. These prices may be adjusted by MERIAL at its sole discretion from time to time upon sixty (60) days prior written notice to AGRILABS. These prices will be FOB AGRILABS' facility in St. Joseph, Missouri (Incoterms 1990).

5.3 Payment Terms

AGRILABS will pay to MERIAL the price of each shipment of Products within sixty (60) days after the date of the invoice. Payment will be remitted in U.S. currency by wire transfer in immediately available funds to a bank account to be designated in writing from time to time by MERIAL.

5.4 Taxes

All value-added, transfer, sales, and other taxes required in the Territory with respect to the Products sold by MERIAL to AGRILABS will be borne by AGRILABS.

6. FORECASTS, ORDERS, AND INVENTORY

6.1 Forecasts

In order to facilitate MERIAL's production planning, AGRILABS will furnish MERIAL, as soon as practicable, with its best estimate of the quantities of the Products it will require during the initial twelve (12) month period of this Agreement. An updated estimate, reflecting quantities AGRILABS is likely to require during each succeeding twelve (12) month period, divided into months, will be submitted in the first week of each calendar quarter. Such estimates will not constitute a contractual commitment.

6.2 Orders

AGRILABS will submit firm orders to MERIAL at least three (3) months in advance of the desired delivery date. [***] *** Confidential Treatment Requested

6.3 Acceptance and Terms of Sale

All firm orders for Products will be subject to acceptance by MERIAL. All sales will be subject to the terms and conditions of sale established by MERIAL and notified to AGRILABS in writing at the time of shipment. In the event such terms conflict with this Agreement, this Agreement will prevail. No provision (including a provision on AGRILABS' purchase order forms) that imposes different terms of sale will have any force or effect unless agreed to in writing by MERIAL.

6.4 Limitation on Obligation to Supply

MERIAL's obligation to supply Products will at all times be subject to the condition that MERIAL is reasonably able to obtain or make a sufficient quantity of Products to sell to AGRILABS. In the event that Products are in short supply, MERIAL will allocate to AGRILABS a share of available Products, taking into consideration AGRILABS' relative sales volume in relation to MERIAL's other customers (including MERIAL's Affiliates).

6.5 Orders in Excess of Forecasts

MERIAL will use reasonable efforts to fill orders that are in excess of the forecasts provided by AGRILABS, giving consideration to the quantity of the Products available at the time, the requirements of other customers and the capacity of the production facility.

6.6 AGRILABS' Inventories

AGRILABS will maintain sufficient stocks of the Products to satisfy the forecasts for the Products in the Territory. More specifically, AGRILABS' inventory will not, at any given time, fall below the equivalent of the total estimated sales for the upcoming two (2) months.

6.7 Storage and Handling

The Products will be handled and stored in accordance with written instructions provided by MERIAL, current good manufacturing practices, and applicable government requirements.

7.0 DELIVERY AND RISK OF LOSS

7.1 Delivery

MERIAL will deliver or arrange for the delivery of Products purchased by AGRILABS to AGRILABS' facility in St. Joseph, MO. ("Delivery").

7.2 Risk

Title to Products will pass to AGRILABS upon Delivery, whereupon AGRILABS will assume all risk of loss or damage.

8. PACKAGING AND LABELING

MERIAL or an Affiliate will package and label the Product, and AGRILABS will promote, market, and sell the Product, under labeling and package design acceptable to both AGRILABS and MERIAL. AGRILABS will, at its cost, supply camera-ready artwork to MERIAL for all labels, packaging, cartons, and leaflets. All packages will bear the name and logo of AGRILABS. The packaging material will identify MERIAL or one of its Affiliates as the manufacturer of the Products if such identification is required by law. Text for packaging material, labeling, insert leaflets and other Promotional Material, submitted by AGRILABS to MERIAL for printing, will comply with local laws and regulations.

8.1 No Alterations

AGRILABS will not remove or alter any patent numbers, tradenames, trademarks (including Trademarks), notices, batch numbers, serial numbers, labels, tags or other identifying marks, symbols or legends affixed to Product or its containers or packages, or affix any of AGRILABS' own trademarks, identifying marks, symbols or legends to Product or its containers or packages without the prior written consent of MERIAL.

9. QUANTITY; ADJUSTMENT

9.1 Quantity

If any shipment of the Products does not contain the quantity agreed upon by the parties, AGRILABS will inform MERIAL in writing within five (5) working days of receipt of the shipment. If MERIAL confirms within ten (10) days that goods are of insufficient quantity compared to the packing slip, MERIAL will, at its option, either adjust the price for the sale or correct the shortage at no additional cost to AGRILABS.

9.2 Notice

If, in the five (5) working-day period, AGRILABS fails to communicate any shortage in quantity, the Products will be deemed to have been delivered in satisfactory quantity and in compliance with this Agreement.

10. QUALITY

10.1 MERIAL's obligations

10.1.1 Quality

All Products delivered to AGRILABS will comply with the Registrations and with any further specifications agreed upon in writing with AGRILABS. If any shipment of the Products does not comply with such specifications because of a fault in manufacture by MERIAL or its Affiliates, AGRILABS will inform MERIAL in writing within five (5) working days of receipt of the shipment. If MERIAL confirms that goods are of insufficient quality AGRILABS will have the right to replacement of the shipment with Products of the quality specified. At MERIAL's request, AGRILABS will return the defective shipment to MERIAL at MERIAL's expense. If, in the five (5) working-day period, AGRILABS fails to communicate any defect in quality, the Products will be deemed to have been delivered in satisfactory quality and in compliance with this Agreement.

10.2 AGRILABS' Obligations

10.2.1 Good Manufacturing Practices

AGRILABS will handle and store Products in accordance with Good Manufacturing Practices.

10.3 MERIAL's right to inspect

MERIAL may, upon two (2) weeks' written notice to AGRILABS and no more than once each calendar year, at a time convenient to AGRILABS, conduct an inspection of AGRILABS' storage and distribution facilities for the Products. The inspection will be conducted by a person appointed by MERIAL to whom AGRILABS has no reasonable objections.

10.4 Quality Control Sampling

At MERIAL's request, AGRILABS will set aside samples of packaged Products from time to time for quality control sampling by MERIAL. The packages will be made available to MERIAL throughout the shelf-life of the Products for the purpose of permitting MERIAL to conduct specification and stability testing. If MERIAL notifies AGRILABS in writing that a sample fails to be of good quality or fails to meet any aspect of the specifications, AGRILABS will immediately cease shipment and/or sale of such Products as MERIAL directs, and AGRILABS will be reimbursed pursuant to and subject to the terms of paragraph 11. If AGRILABS has released for sale any Products which MERIAL subsequently determines to be defective based on such sample testing, upon notice by MERIAL of the defective batch or production run, AGRILABS will immediately recall any and all such Products already shipped.

10.5 Customer Complaints

AGRILABS will immediately notify MERIAL of any customer complaints and reported defects relating to Products.

11. RECALL

AGRILABS will assist MERIAL in the event an Agency or MERIAL recalls the Products for any reason whatsoever. AGRILABS will maintain an effective system for the recall of the Products from the market. MERIAL will bear the expense of the recall, including the expense of: notification to AGRILABS' customers, pick-up and disposal of recalled Product, and reimbursement of AGRILABS' customer purchase price. Notwithstanding the foregoing, if the recall is precipitated by an act or failure to act on the part of AGRILABS, AGRILABS will bear all the expenses.

12. MARKETING AND PROMOTION

12.1 Duty to promote actively; best efforts

AGRILABS will actively promote and distribute the Products spending at least [***] [***] ($[***]) dollars within the first 14 month period on advertising and promotion to launch the Products. Thereafter, AGRILABS will spend at least six percent (6.0%) for the time period [***] and [***] percent ([***]%) for the period [***] of the dollar amount of Products purchased by AGRILABS (based on unit Product prices contained in Schedule E)on advertising and promotion for the Products. It is anticipated that these expenditures will be approximately $[***] and $[***] respectively. In the periods [***] and [***], AGRILABS will spend at least, [***] percent ([***]%) of the dollar amount of Products purchased by AGRILABS (based on unit Product prices contained in Schedule E) on advertising and promotion for the Products. AGRILABS will use its best efforts consistent with the sales goals in Schedule F and the annual marketing plan referred to in paragraph 12.3 to expand the sales of the Products in the Territory by all means available which are in accordance with federal, state and local laws and regulations governing the promotion and sale of veterinary products.

12.2 Launch plan

AGRILABS will develop a launch plan for the introduction of the Products in the Territory. Such plan will include the timing, nature and scope of all promotional activities to be conducted for the introduction of the Products. AGRILABS agrees to submit the launch plan to MERIAL for approval prior to implementation which approval shall not be unreasonably withheld or delayed. AGRILABS agrees to use reasonable efforts to implement and fund the launch plans consistent with the comments provided by MERIAL.

*** Confidential Treatment Requested

12.3 Annual marketing plan

AGRILABS will prepare and submit to MERIAL by October 1, each year, a written marketing plan for the Products which will include sales forecasts and goals by unit volume for the year and marketing plans that will be undertaken.

12.4 Quarterly reports

In the first week of each calendar quarter, AGRILABS will provide MERIAL with a report showing, for the previous quarter, (i) all sales of Products by package size and units and (ii) inventory status of the Products. At the same time, AGRILABS will also inform MERIAL in writing of the promotional efforts AGRILABS will be making in connection with the Products. Additionally, AGRILABS will keep MERIAL advised on a regular basis of general market, economic and regulatory developments which may affect the promotion and sale of the Products in the Territory.

12.5 Promotional literature

AGRILABS agrees to develop at its own expense Promotional Literature to be used in conjunction with the sale of the Products in the Territory. All Promotional Literature must be consistent with the safety and efficacy data supplied by MERIAL and reviewed and approved by MERIAL and approved according to the following provisions:

(i) All Promotional Literature relating to the Products must be approved by MERIAL before publication. Each such literature piece submitted for approval to publish shall be addressed to:

(ii)

Merial Limited
Attn: Business Manager, Large Animal
2100 Ronson Road
Iselin, N.J. 08830-3077
Phone: (908) 855 - 4661
Fax: (908) 855 - 4380

(ii) Within fifteen (15) working days of receipt, MERIAL will either approve or reject the submission. No Promotional Literature may be printed, published or put into use until a signed approval is received from MERIAL by AGRILABS. Facsimile transmission will be deemed acceptable.

(iii) Approval of each promotional text is valid for one year unless new Product information or new regulations affecting the Products or text become available. In the absence of any such changes, approved literature may be printed, reprinted, used and distributed during this period.

(iv) An approved text may not be changed for publication without the written authority of MERIAL. This applies to all promotional literature covered by this procedure. If even the most minor change of an approved literature piece is required, the revised text must be submitted for MERIAL's approval.

(v) AGRILABS shall submit, within five (5) days of production and prior to any third party dissemination, ten (10) printed specimens of each approved literature piece for after-the-fact review, accompanied by a confirmation from an authorized representative of AGRILABS that it is worded exactly as was approved by MERIAL. Specimens should be addressed to:

Merial Limited
Attn: Business Manager, Large Animal
2100 Ronson Road
Iselin, N.J. 08830-3077
Phone: (908) 855 - 4661
Fax: (908) 855 - 4380

(vi) All Products-related or disease-related material, or similar material with respect to competitive Products, written, oral graphic or other, prepared for distribution to or use with the veterinary or allied professions, sales representatives, the trade, and/or consumers, shall be considered for the purpose of this procedure as Promotional Literature. Pricing information or bulletins for AGRILABS internal use only that contain no safety, efficacy or other Products-related claims are excluded from review under this procedure.

12.6 Product claims

AGRILABS will not make any claim, either orally or in writing, that goes beyond MERIAL's own claims for the Products. AGRILABS will not recommend the combination of the Products with any other product without MERIAL's prior written consent. In the event of any questions received from Agencies related to MERIAL's safety and efficacy data with respect to a Product, AGRILABS will consult with MERIAL, which will have the right to assist and approve AGRILABS' response.

12.7 Technical assistance from MERIAL

MERIAL agrees to furnish reasonable technical assistance, free of charge, for purposes of promotion and servicing whenever in MERIAL's judgment these services are required.

12.8 Reputation; good will

AGRILABS will do nothing which will jeopardize the goodwill of MERIAL or any of its Affiliates or the reputation of the Products.

13. SALES PERFORMANCE STANDARDS

13.1 Development of Standards

MERIAL and AGRILABS will develop, on an annual basis, reasonable unit sales performance goals for the Products to measure AGRILABS' performance under this Agreement. The sales goals for the remainder of calendar year 1997 and for calendar year 1998 are attached as Schedule F.

13.2 Failure to Meet Standards

If AGRILABS fails to meet [***]% of the sales performance goals for [***] ([***]) years in succession, or fails to reach [***]% of the sales goal in any year, Merial or AGRILABS will have the right upon thirty (30) days written notice to terminate this agreement.

13.3 Failure to Agree on Standards

If AGRILABS fails to agree with MERIAL on the establishment of sales goals or sales performance standards, the previous year's goals or standards will apply. If the parties fail to agree on such standards for two (2) years, either party will have the right, upon ninety (90) days' notice, to terminate this Agreement. Neither party will unreasonably withhold agreement on sales goals or sales performance standards.

14. ADVERSE EXPERIENCE INFORMATION

14.1 AGRILABS' duty to report to MERIAL

AGRILABS agrees to report to MERIAL in writing in the English language all suspected adverse experience information of which it becomes aware, associated with the Products and relating to hazards, contraindications, side effects, injuries, toxicity, lack of efficacy, or sensitivity reactions as soon as such information becomes available to AGRILABS and whether or not the adverse experience is considered to be Product-related.
AGRILABS will promptly furnish to MERIAL copies of all correspondence received from Agencies, and underlying data, relating to the safety or efficacy of the Products.
AGRILABS will immediately notify MERIAL of any information AGRILABS receives regarding any threatened or pending action by an Agency which might affect the safety or efficacy claims of Products, their labeling, or the continued marketing of the Products.

14.2 Timing of reports

Adverse experience reports must be submitted to MERIAL within five (5) working days after AGRILABS becomes aware of the adverse experience, using Form RA 1932 (Schedule Dl. AGRILABS also agrees simultaneously to fax a copy of Form RA 1932 to the MERIAL. AGRILABS will be provided with the name of the MERIAL Technical Services Manager. When complete information is not available within the five-day period, AGRILABS will submit any available, information within the five-day period, and also submit a supplement as full details become available.

14.3 Reports to Agencies

MERIAL will submit such adverse experience information to Agencies as required by applicable laws and regulations.

15. CONFIDENTIAL INFORMATION

15.1 Confidential information

AGRILABS and MERIAL agree to keep confidential and not disclose to any third party any technical, scientific and other data, processes, documents, samples or other information that is disclosed or furnished by AGRILABS or MERIAL to the other pursuant to this Agreement.

These confidentiality obligations will not apply to Confidential Information disclosed or received by AGRILABS or Merial (a) which was lawfully known to the receiving party prior to the date it was received from the disclosing party; or (b) which was known or becomes known generally to the public, through no act or failure to act on the receiving party's part, either prior to or subsequent to the date it was received by the receiving party from the disclosing party ; or (c) which is received from a third party not under a confidentiality obligation to the receiving party ; or (d) which MERIAL specifically and in writing authorizes AGRILABS to disclose.

15.2 Survival

The obligations in this paragraph will survive the termination of this Agreement and any renewals by ten (10) years from the date of such termination and/or expiration date.

15.3 Previous agreements

Any previous confidentiality agreement(s) between the parties, unless expressly referred to herein, will remain in full force and effect.

15.4 Return of confidential materials

Upon the termination of this Agreement, each party will return to the other party all documents, including all copies, which each party acquired from the other party under this Agreement.

16. DEVELOPMENT ACTIVITIES BY AGRILABS

16.1 Studies

AGRILABS will not engage in any laboratory or research and development work with respect to Products, including without limitation pre-clinical, clinical, or marketing studies, without MERIAL's prior written consent.

In the event any such studies or trials are permitted, AGRILABS will furnish free of charge to MERIAL in the English language all data and information, derived from any such studies, in such detail and at such times as MERIAL may reasonably request. MERIAL will have a non-exclusive right, free of charge, to use such data and information developed by AGRILABS for any reason whatsoever.

16.2 Improvements by AGRILABS

AGRILABS agrees to disclose to MERIAL in English, without charge, and prior to any communication to third parties, any improvements, developments or findings, including but not limited to any new processes, methods or formulas, relating to the Products that are developed and/or discovered by AGRILABS ("Improvements"). Disclosure should occur early enough so that MERIAL can prepare and file a patent application on the Improvements if AGRILABS chooses not to file such patents. If AGRILABS does file such patents, AGRILABS grants MERIAL a perpetual, worldwide, non-exclusive and royalty-free license, with the right to grant sublicense, to use the Improvements to make, have made, use and sell products.

17. TERM AND TERMINATION

17.1 Effective date, term, and renewal

This Agreement will be effective as of the date set forth on the first page hereof and will continue in full force and effect for an initial term of five (5) years. It may be renewed for successive one (1) year terms by mutual agreement expressed in writing signed by MERIAL and AGRILABS. The Agreement may be terminated by either party at any time after the initial term by written notice to the other party at least ninety (90) days prior to the requested termination date. The said ninety (90) day period will begin to run from the time of mailing of the notice by registered mail.

17.2 Termination for insolvency, change of control, illegality, etc.

If either party becomes insolvent, or if a winding-up petition, a petition for an administration order, or a petition for the appointment of a receiver is issued, or if either party seeks protection from its creditors in a bankruptcy court, or if either party enters into any composition with its creditors, or if either party makes any assignment for the benefit of creditors, or if a receiver of the property or a substantial portion thereof of either party is appointed, or if either party takes advantage of any other law or procedure for the protection of creditors, or if all or substantially all of the assets or control of either party (including a direct or indirect parent entity) are acquired by any other entity, either governmental or private, or if either party's actions under this Agreement violate any local laws or could cause the other party to violate any laws, then the other party may terminate this Agreement immediately by sending written notice of such termination to the other party, which will take effect upon receipt of such notice.

17.3 Termination for other breach

If AGRILABS or MERIAL defaults in the performance of any of its obligations hereunder, then the party that is not in default will have the right to terminate this Agreement upon thirty (30) days' notice by sending the defaulting party written notice of such termination; provided, however, that if the defaulting party cures such default to the satisfaction of the other party during the notice period, this Agreement will continue in effect.

17.4 Deletion of Product and Termination for public safety

MERIAL will have the right in its sole discretion to delete from the list of Products at any time should MERIAL reasonably determine that any Product presents a threat to public health, safety or welfare, or animal health, or the environment, or endangers MERIAL's business reputation in the Territory. Deletion of Product by MERIAL pursuant to this sub-paragraph will not give AGRILABS any right to claim any compensation or relief from MERIAL.

17.5 No compensation for termination without breach

Neither party to this Agreement shall be liable by reason of termination, expiration, or breach of this Agreement to the other for consequential and/or incidental damages, which include but are not limited to compensation, reimbursement or damages on account of any loss of profits, sales, or on account of expenditures, investments, leases or other commitments relating to the business or goodwill of either party. Upon termination of this Agreement for reasons other than breach, neither AGRILABS nor MERIAL will make any claim or request compensation of any kind because of such termination. AGRILABS agrees to waive any statutory amount which may be allowable or imposed for such termination as liquidated damages or other such statutory payments if any.

17.6 Disposal of Inventory on Termination

Upon expiration or termination of this Agreement for any reason, AGRILABS will no longer have the right to act as MERIAL's distributor in the Territory. MERIAL may, at its discretion, buy back whatever inventory of the Products remains in the possession of AGRILABS which is in good condition and has a reasonable remaining shelf life. AGRILABS will be reimbursed for such returned Products at prices not exceeding AGRILABS' actual net landed cost. AGRILABS will have the right, for four (4) months following the effective date of termination of the Agreement, to sell any inventory not purchased by MERIAL that is in good condition. Any Products remaining in AGRILABS' inventory at the end of the four-month period will be destroyed in accordance with the instructions of MERIAL.

17.7 No Prejudice

The termination of this Agreement, as herein provided, will be without prejudice to the rights or remedies available to either party prior to termination of this Agreement.

17.8 Termination on Deletion of Product

This Agreement will automatically terminate in the event MERIAL deletes a Product and said Product is the only Product covered by this Agreement at the time of said deletion.

17.9 Removal of Tradenames; Return of Materials

Upon expiration or termination of this Agreement for whatever reason, AGRILABS will promptly remove from its letterhead, advertising, literature and place of business and from all telephone and business directories and all commercial registries of any kind, all references to MERIAL and Products. AGRILABS will not thereafter use any confusingly similar corporate name, trade name or trademarks, tending to give the impression that any relationship continues to exist between MERIAL and AGRILABS or between AGRILABS and any Products. Except as otherwise allowed to sell Product under paragraph 17.6, AGRILABS will also promptly return to MERIAL all materials, relating to Products, which AGRILABS has in its possession at the time of termination or expiration of this Agreement. AGRILABS will also execute any and all assignments which MERIAL may request in order fully to vest in MERIAL all rights to all MERIAL's Registrations, trademarks, tradenames, corporate names or other intellectual property rights. AGRILABS also agrees not to impede any later imports or sales into the Territory by MERIAL, directly or through a distributor, agent, representative or Affiliate.

18. INDEMNITIES

18.1 Indemnification by MERIAL

18.1.1 Products

MERIAL will defend and indemnify AGRILABS, its officers, directors, employees and representatives from and against all claims, demands, liabilities, money judgments and expenses including but not limited to reasonable attorney fees incurred by AGRILABS arising from or related to (1) AGRILABS' use, handling or sale in accordance with MERIAL's label claims of any Products; (2) AGRILABS' advertising, promotion and sale of the Products strictly in accordance with MERIAL's label claims; (3) any use of the Products by third parties (4) AGRILABS' use of the Trademarks or any other intellectual property duly licensed to AGRILABS by MERIAL; (5) breach of this Agreement or any covenant or warranty contained herein by MERIAL; or, (6) the negligence or fault of MERIAL, its employees or authorized representatives. Notwithstanding the foregoing, MERIAL will have no duty of indemnification to the extent and for such amounts that said expenses, claims, demands, liabilities or money judgments (1) are caused by negligence, fault, or non-compliance with this Agreement on the part of AGRILABS, or (2) arise from or involve AGRILABS' advertising or promotion of the Product, not strictly in accordance with MERIAL's label claims.

18.1.2 Patents

MERIAL agrees to indemnify and hold AGRILABS, its officers, directors, employees and representatives harmless from and against all claims, demands, causes of actions, judgments, damages, liabilities and expenses (including reasonable attorneys fees) arising out of the infringement of the Products on the patent rights of any third party, provided that written notice of such claim, demand or cause of action is promptly given to MERIAL and AGRILABS reasonably cooperates with MERIAL in the defense of such claim, demand or cause of action.

18.1.3 Trademarks

MERIAL agrees to indemnify and hold AGRILABS, its officers, directors, employees and representatives harmless from and against the reasonable costs and expenses (including reasonable attorneys fees) of any claims, demands, causes of actions, judgments, damages, and liabilities arising out of the infringement of the Products on the trademark rights of any third party, provided that written notice of such claim, demand or cause of action is promptly given to MERIAL and AGRILABS reasonably cooperates with MERIAL in the defense of such claim, demand or cause of action.

18.2 Indemnification by AGRILABS

AGRILABS will defend and indemnify MERIAL, its officers, directors, employees and representatives against all expenses, claims, demands, liabilities or money judgments incurred by MERIAL arising from the negligence or fault of AGRILABS, arising from or involving AGRILABS' advertising or promotion of the Product, not strictly in accordance with MERIAL's label claims, or arising from AGRILABS' failure to comply with the terms of this Agreement, including AGRILABS' sale or promotion of the Products outside the scope of MERIAL's safety and efficacy claims for the Products.

AGRILABS is not authorized to make and agrees that it will not make any warranties or representations, either orally or in writing, to anyone on behalf of or in the name of MERIAL. AGRILABS agrees to indemnify and hold MERIAL harmless from and against all claims, demands, liabilities, damages, costs and expenses, including reasonable attorney's fees which MERIAL may suffer or incur by reason of such breach.

18.3 Procedures

To seek indemnification, the indemnified party must (a) promptly notify the indemnifying party of any proceeding, claim or threat; (b) provide all the assistance and cooperation that is reasonably requested; and (c) give the indemnifying party exclusive control of the defense of such claim and all matters relating to its settlement.

18.4 Survival

This section on Indemnities will survive the termination of this Agreement and any renewals.

19. GOVERNING LAW AND DISPUTE RESOLUTION

Regardless of where this Agreement will have been executed, it will be construed in accordance with the substantive laws of New Jersey, excluding choice of law provisions. Any controversy or claim arising out of or relating to this Agreement, or the breach or validity thereof, whether at common law or under statute, including without limitation claims asserting violation of the antitrust laws, shall be settled by final and binding arbitration in New Jersey in accordance with the rules for commercial arbitration of the American Arbitration Association in effect at the time of the execution of this Agreement. This paragraph will survive the termination of this Agreement and any renewals.

20. ETHICAL BUSINESS PRACTICES

MERIAL and AGRILABS will adhere to business practices in connection with this Agreement which are in accordance with the letter and spirit of applicable laws and ethical principles. AGRILABS and MERIAL agree that all transactions will be accurately reflected in their books and records, and that no funds or other assets will be paid directly or indirectly to government officials (or persons acting on their behalf) for the purpose of influencing government decisions or actions. Violation of this policy will result in the immediate termination of this Agreement.

No employee of MERIAL will have authority to give any direction, either written or oral, relating to the making of any commitment by AGRILABS or its agents to any third party in violation of the terms of this section.

21. OTHER PROVISIONS

21.1 Force majeure

Neither party will be liable to the other, or in breach of this Agreement, for any failure or delay on its part (other than to make payments when due) because of force majeure, including, but not limited to, weather, war, riot, fire, explosion, flood, sabotage, accident or breakdown of machinery; unavailability of fuel, labor, containers, or transportation facilities; accidents of navigation or breakdown or damage of vessels, or other conveyances for air, land or sea; other impediments or hindrances to transportation; strikes or other labor disturbances; governmental laws, orders, restrictions, actions, embargoes or blockades; national or regional emergency; or any other cause beyond the control of the affected party.

If any such event arises, the affected party will promptly notify the other party and will exert its best efforts to eliminate, cure or overcome any such causes and to resume performance of its obligations with all possible speed. Should either party claim the continuation of force majeure beyond one hundred and twenty (120) days, the other may terminate this Agreement.

21.2 No joint venture or agency

This agreement will not create a joint venture or principal-agency relationship. It does not authorize AGRILABS to act for, represent, or bind MERIAL or any of its Affiliates. AGRILABS is an independent contractor.

21.3 No waiver

No waiver of any of the provisions of this Agreement or of the breach thereof will establish a precedent for any other instance or with respect to any other provision.

21.4 Assignment rights

This Agreement may be assigned by MERIAL to MERIAL LLC or any of its Affiliates, without the consent of AGRILABS (provided that MERIAL guarantees the performance of the agreement by the assignee), but in all other cases will not be transferable or assignable by either party without the prior written consent of the other.

21.5 Notices

All notices or communications given hereunder by one party to the other will be sent by hand or by first class prepaid registered or recorded delivery post or by facsimile addressed to such party as follows:

Merial Limited
2100 Ronson Road
Iselin, New Jersey 08830-3077

AGRILABS
20927 State Route K
St. Joseph, Missouri 64505

Either party may change its address by giving written notice to the other party.

21.6 Other agreements; amendment

This Agreement supersedes any previous agreements, understandings or representations between the parties related to the subject matter of this Agreement. All such previous agreements or understandings are hereby canceled. No amendment of this Agreement will be effective unless in writing and signed by both parties.

21.7 Announcements

Except as required by law, no announcement will be made in connection with the subject matter of this Agreement, by or on behalf of MERIAL or AGRILABS, without the prior approval of the other party. Such approval will not be unreasonably withheld or delayed.

SIGNED FOR AND ON BEHALF OF: SIGNED FOR AND ON BEHALF OF:

Merial Limited

By: Dennis F. St[illegible]

Name: DENNIS F. STEADMAN

Title: VICE PRESIDENT

Date: SEPT 29, 1997

MERIAL LLC

By: Dennis F. St[illegible]

Name: DENNIS F. STEADMAN

Title: VICE PRESIDENT

Date: SEPT 29, 1997

LEGAL APPROVAL

[illegible]

Agri Laboratories Ltd.

By: [illegible]

Name: STEVE SCHRAM

Title: PRESIDENT

Date: SEPT. 30, 1997

22. SCHEDULE A:

PRODUCTS

1% ivermectin injection for cattle/swine, 50 ml (33101)
1% ivermectin injection for cattle/swine, 500 ml (33102)
Pour-On for cattle, 250ml (74441)
Pour-On for cattle, 1 liter (74442)
Pour-On for cattle, 2.5 liter (74443)

23. SCHEDULE B

TRADEMARKS

Trademark	Product
DOUBLE IMPACT	1% ivermectin injection for cattle/swine, 50 ml (33101)
	1% ivermectin injection for cattle/swine, 500 ml (33102)
TOPLINE	Pour-On for cattle, 250 ml (74441)
	Pour-On for cattle, 1 liter (74442)
	Pour-On for cattle, 2.5 liter (74443)

AgriLabs®
AGRI LABORATORIES, LTD.
P.O. BOX 3103, ST. JOSEPH, MO 64503
20927 STATE ROUTE K, ST. JOSEPH, MO 64505
816-233-9533 800-542-8916 FAX: 816-233-9546

AGRI LABS DISTRIBUTORS

[***]

*** Confidential Treatment Requested

ADVERSE DRUG REACTION, LACK OF EFFECTIVENESS, PRODUCT DEFECT REPORT

1. REPORT SOURCE AND ADDRESS *(Mfr. Distr.)*

2.

3. TYPE OF REPORT
☐ INITIAL
☐ FOLLOW UP TO REPORT OF *(Give date)* ______

4. NAME, ADDRESS AND PHONE NO. OF ATTENDING VETERINARIAN *(In confidence)*

(___) ___ - ____

5. NAME OR CASE IDENTIFICATION OF OWNER *(In confidence)*

SECTION I — DRUG DATA

6. TRADE NAME AND GENERIC NAME(S) OF ACTIVE INGREDIENT(S) *(Include dosage form and strength - Ex., tab, 500 mg.)*

7a. NAME OF MANUFACTURER

b.

8. LOT NUMBER

9. DOSAGE REGIMEN AND ROUTE *(Ex. 250 mg., q 12 h, p.o.)*

10. DATE(S) OF ADMINISTRATION

11. ILLNESS/REASON FOR USE OF THIS DRUG

12. DRUG WAS ADMINISTERED BY
☐ VETERINARIAN, STAFF
☐ OWNER, OTHER

SECTION II — ANIMAL DATA

13. NUMBER OF ANIMALS IN THIS INCIDENT
a. TREATED WITH DRUG
b. REACTED
c. DIED

14. REACTING ANIMAL(S)
a. SPECIES
b. BREED
c. AGE
d. WEIGHT
e. SEX ☐ FEMALE ☐ PREGNANT ☐ MALE ☐ NEUTERED

15. CONCOMITANT MEDICAL PROBLEMS

16. OVERALL STATE OF HEALTH AT TIME OF REACTION
☐ GOOD ☐ FAIR ☐ POOR ☐ CRITICAL

17. DID ANY NEW ILLNESS DEVELOP OR DID INITIAL DIAGNOSIS CHANGE AFTER SUSPECT DRUG STARTED?
☐ NO ☐ YES *(Explain)*

18. CONCOMITANT DRUGS ADMINISTERED

NAME OF DRUG	ROUTE	DOSAGE REGIMEN	DATE(S) OF ADMINISTRATION

SECTION III — REACTION DATA

19. DESCRIBE SUSPECTED ADVERSE REACTION: INCLUDE ALL SIGNS, RESULTS OF PERTINENT LAB TESTS, NECROPSY RESULTS, POSSIBLE CONTRIBUTING FACTORS, ETC. ALSO, INCLUDE IN THIS SECTION PRODUCT INEFFECTIVENESS AND PRODUCT DEFECTS SUCH AS CRACKED TABLETS, CLOUDY SOLUTION, ETC.

20. ATTENDING VETERINARIAN'S LEVEL OF SUSPICION THAT DRUG CAUSED REACTION

☐ HIGH ☐ MEDIUM ☐ LOW ☐ NO ATTENDING VET.

21. LENGTH OF TIME BETWEEN LAST ADMINISTRATION OF SUSPECT DRUG AND ONSET OF REACTION

22. DATE OF ONSET *(Mo., day, yr.)*

23. DURATION OF REACTION *(Hrs., days, etc.)*

24. WAS THE ADVERSE REACTION TREATED?
☐ NO ☐ YES *(Describe treatment)*

25. OUTCOME OF REACTION TO DATE
☐ DIED (Give date) ______________
☐ REMAINS UNDER TREATMENT
☐ ALIVE WITH SEQUELAE
☐ RECOVERED
☐ UNKNOWN

26. WHEN REACTION APPEARED, TREATMENT WITH SUSPECT DRUG:
☐ HAD ALREADY BEEN COMPLETED
☐ DISCONTINUED DUE TO THE REACTION
☐ DISCONTINUED, REPLACED WITH ANOTHER DRUG
☐ DISCONTINUED, REINTRODUCED LATER
☐ CONTINUED AT ALTERED DOSE
☐ OTHER *(Explain)*

AND THE REACTION

☐ CONTINUED
☐ STOPPED
☐ RECURRED
☐ OTHER *(Explain)*

SECTION IV — HISTORY

27. HAD ANIMAL(S) BEEN PREVIOUSLY EXPOSED TO THIS DRUG? ☐ NO ☐ YES ☐ UNKNOWN

28. DID ANIMAL(S) PREVIOUSLY REACT TO THIS DRUG? ☐ NO ☐ YES ☐ UNKNOWN

29. HAD ANIMAL(S) PREVIOUSLY REACTED TO OTHER DRUGS? ☐ NO ☐ YES *(If yes, give drug(s) and reaction if known)* ☐ UNKNOWN

30. HAS THE ATTENDING VETERINARIAN SEEN SIMILAR REACTIONS TO THIS DRUG IN ANY OTHER ANIMALS?
☐ NO ☐ YES *(If yes, summarize)*

31. NAME AND TITLE OF INDIVIDUAL RESPONSIBLE FOR ACCURACY OF REPORTED INFORMATION *(Type or print)*

32. SIGNATURE OF INDIVIDUAL RESPONSIBLE FOR ACCURACY OF REPORTED INFORMATION

26. SCHEDULE E :

PRICING

Product	Size	AgriLabs Price
Double Impact 1%	50 ml	$ [***]
Double Impact 1%	500 ml	$ [***]
Topline Pour-On	250ml	$ [***]
Topline Pour-On	1 liter	$ [***]
Topline Pour-On	2.5 liter	$ [***]

*** Confidential Treatment Requested

27. SCHEDULE F

PRODUCT DOSE PURCHASE GOALS

November-December, 1997:	[***]
January-December, 1998	[***]

Purchase goals are expressed in [***] lb. doses. For example, a 50ml size of Double Impact 1% contains [***] 500 lb. doses. A 2.5 liter size of Topline Pour-On contains [***] 500 lb. doses

*** Confidential Treatment Requested

EXHIBIT 6.4

<DOCUMENT>
<TYPE>EX-10
<SEQUENCE>3
<FILENAME>agri.txt
<DESCRIPTION>CONTRACT
<TEXT>

[* = CONFIDENTIAL TREATMENT REQUESTED]

AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Agreement ("Agreement") is entered as of the 30th day of September, 2002 (the "Effective Date"), by and between DIAMOND ANIMAL HEALTH, INC., an Iowa corporation with offices at 2538 S.E. 43rd Street, Des Moines, Iowa, 50317, ("Diamond") and AGRI LABORATORIES, LTD., a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri, 64505 ("Distributor").

RECITALS

A. Diamond has the right to certain bovine antigens described in Exhibits attached hereto and certain USDA and other licenses (and applications therefor) for the manufacture of such antigens and the right to enter into this distribution agreement as to them.

B. Distributor desires to purchase Products from Diamond, to be marketed under private label brand names as Distributor deems appropriate pursuant to the terms of this Agreement.

C. Diamond and Distributor are parties to that certain Bovine Vaccine Distribution Agreement dated as of February 13, 1998 (the "Original Agreement"), as previously amended by that certain Amendment No. 1 dated July 13, 1998 ("Amendment No. 1"), that certain Amendment No. 2 dated as of December 13, 1999 ("Amendment No. 2"), that certain Amendment No. 3 dated as of July 12, 2001 ("Amendment No. 3"), and that certain Amendment No. 4 dated as of April 15, 2002 ("Amendment No. 4") (collectively, the "Prior Agreement").

D. Diamond and Distributor desire to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement, which amends, restates and supercedes the Prior Agreement in its entirety.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. PRODUCTION, SALE AND DISTRIBUTION

1.01 Manufacture and Sale. Diamond agrees to manufacture and sell to Distributor, and Distributor agrees to purchase from Diamond, Products and additional products as referenced herein for distribution in the Territory pursuant to and in accordance with the terms and conditions of this Agreement.

1.02 Exclusivity. Distributor's distribution rights under this Agreement shall be exclusive worldwide for all Products identified on Exhibit A attached hereto and additional Products added pursuant to Section 2, except as set forth in this paragraph. Notwithstanding the foregoing, (i) Distributor's rights under this Agreement shall be non-exclusive for distribution in Canada for all Products; (ii) Distributor shall have no distribution rights outside the United States for any Products containing [***] antigens listed on Exhibit C, without the prior written consent and agreement of [***] (it being understood that Diamond does not have rights to such [***] antigens outside the United States); (iii) Distributor shall not have any right to distribute products consisting of the [***] antigens listed on Exhibit C in combination with any antigens other than the viral antigens listed on Exhibit A, without the prior written consent and agreement of [***]; (iv) Distributor acknowledges that [***] has exclusive rights to distribute in Canada the product combinations (and lesser fallout products containing [***] antigens) described in Exhibit C;(v) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual [***] antigens listed in Exhibit C; (vi) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual antigens and monovalent vaccines (i.e., a vaccine containing a single bovine antigen) listed on Exhibit B; and (vii) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without any restriction biological veterinary products containing antigens specified in Exhibit D to be used in solid dose configurations or using [***] technologies.

It is furthermore recognized by the parties hereto that the parties will make good faith efforts to hereafter negotiate fair and equitable agreements as between them for the sale of bulk antigens to other vaccine companies which sales should be included in the Qualified Revenue requirements as set forth in Section 1.04(ii). If the parties hereto cannot agree for the sale of Bulk Antigens to other vaccine companies, then Diamond shall be prohibited from making any Bulk Sales, except as set forth in Section 1.02.

1.03 Territory. Distributor is authorized to sell, have sold and otherwise distribute Products and additional products added pursuant to Section 2 hereafter collectively referred to as "All Products" worldwide, limited only as provided in Section 1.02. Diamond acknowledges that Distributor has satisfied the registration and marketing requirements set forth in Section 1.02 of the Original Agreement for establishing exclusivity rights in all foreign markets under Section 1.02 of this Agreement. If Diamond receives an opportunity to sell Products in any foreign jurisdiction(s) where Distributor does not have Product registration, then Diamond shall notify Distributor of its intent to pursue said opportunity in writing (the "Foreign Notice"). Upon Distributor's receipt of the Foreign Notice, Distributor shall have thirty (30) days to respond in writing to Diamond of its acquiescence to Diamond pursuing said opportunity.

1.04 Purchase of Requirements; Minimum Purchases.

(i) Requirements. Distributor agrees to purchase its total requirements of Products from Diamond for bovine veterinary biologic products of the type described on Exhibit A but only to the extent Diamond has the Products reasonably available for Distributor's delivery directions that conform to Section 4 hereof. Distributor may purchase any additional requirement from any source, but only during such period that Diamond is unable to meet such requirements and the reasonable costs thereof shall be included in Minimum Qualified Revenues and to the extent contemplated by Section 13.08, Minimum Initial Product Revenue, for purposes of Section 1.04(ii)(A) and Section 1.04(ii)(B), respectively.

(ii) Minimums.

(A) All Products.

(1) During the term of this Agreement Distributor shall cause the Qualified Revenues for each Contract Year to equal or exceed the following amounts (the "Minimum Qualified Revenue"):

<table>

<caption>

Contract Year Ending December 15,	Minimum Qualified Revenue
<S>	<C>
2002	$[***]
2003	$[***]
2004	$[***]
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

</table>

provided, however, that Distributor may permit the Qualified Revenues to be less than the Minimum Qualified Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Payment") equal to (x) the difference between such Minimum Qualified Revenue and the actual Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Payment is due hereunder for any Contract Year, and not paid by Distributor within (30) days after the end of such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Products; provided, however, that nothing in this Agreement shall impair or terminate Distributor's exclusivity rights with respect to any antigens supplied to Diamond by Distributor or through Distributor's agreements with third party suppliers of antigens and included in Products. Distributor's distribution rights shall then continue on a non-exclusive basis consistent with the terms of this Section, subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(2) Notwithstanding Section 1.04(ii)(A)(1), however, the Minimum Qualified Revenue shall be equal to the following amounts during any Sterile Filled Facility Period for purposes of determining Distributor's exclusivity rights and applicable Additional Payment amounts under Section 1.04(ii)(A)(1):

<table>
<caption>

Contract Year Ending December 15,	Minimum Qualified Revenue
<S>	<C>
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

</table>

provided, however, that the Minimum Qualified Revenue amount specified in the foregoing table for the first Contract Year of any Sterile Filled Facility Period shall be prorated based on the number of days in such Contract Year remaining after the commencement of the Sterile Filled Facility Period. Diamond shall have the right, but not the obligation, in its discretion, to develop a Sterile Filled Facility at any time during the term of this Agreement. This Section shall not be construed as notice by Diamond to Distributor of its intention to develop a sterile filled facility under Section 13.17 of this Agreement.

(B) Initial Products. During the term of this Agreement, Distributor shall cause the Initial Product Qualified Revenues for each Contract Year to equal or exceed the following amounts ("Minimum Initial Product Revenue"):

<table>
<caption>

Contract Year Ending December 15,	Minimum Initial Product Revenue
<S>	<C>
2002	$[***]
2003	$[***]
2004	$[***]
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

</table>

Notwithstanding the foregoing, however, Distributor may permit the Initial Product Qualified Revenues to be less than the Minimum Initial Product Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Initial Product Payment") equal to (x) the difference between such Minimum Initial Product Revenue and the actual Initial Product Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Initial Product Payment is due hereunder for any Contract Year, and not paid by Distributor within thirty (30) days after the end of such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Initial Products (but not other Products, subject to Section 1.04(ii)(A) of this Agreement). Distributor's distribution rights shall then continue with respect to all Initial Products on a non-exclusive basis consistent with Section 1.04(ii)(A) subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(C) Counting Revenues. Qualified Revenues attributable to Initial Products and counted for purposes of Section 1.04(ii)(B) of this Agreement shall also count for purposes of determining Minimum Qualified Revenues under Section 1.04(ii)(A) of this Agreement. Any Additional Initial Product Payment paid for any Contract Year shall be credited against Distributor's obligation to pay an Additional Payment pursuant to Section 1.04(ii)(A) of this Agreement for such Contract Year (but not for any other Contract Year). An example of these calculations is set forth in Exhibit E to this Agreement.

1.05 Responsibilities of Distributor; Diamond Technical Support. Distributor shall use reasonable efforts to market and sell Products in the Territory and shall adhere to reasonable industry practice in connection therewith. Distributor shall be responsible, at its sole expense, for advertising and promotion, technical support and customer service. At Distributor's request, Diamond shall provide reasonable technical support for Distributor's marketing, sales and customer service efforts, and shall pay the support costs thereof.

1.06 Registration and Licensing. Diamond shall use reasonable efforts to obtain Licenses in the United States with respect to all Products and will pay all Registration Costs associated with obtaining and maintaining such Licenses, except as set forth in Section 2.02. Diamond will use reasonable efforts to assist Distributor in the registration of Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said cost shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

1.07 Specifications. Diamond and Distributor agree that all Products will be manufactured in accordance with the Specifications and applicable USDA regulations. The Specifications may be changed at any time by mutual agreement of the parties, subject to applicable regulatory requirements, notices and approvals. Any disagreement concerning revisions to the Specifications shall be first addressed by mutual discussion and negotiation. Except to the extent the parties may otherwise agree in writing, any increases in costs resulting from Specification changes (including, but not limited to, those relating to packaging and raw materials) may be reflected in a direct cost increase to the Purchase.

1.08 Labeling: Trademarks. Diamond shall affix labeling to all Products, such labeling to bear one or more Distributor trademarks, as specified in writing by Distributor. Nothing contained herein shall give Diamond any right to use any Distributor trademark except on all Products manufactured and delivered for Distributor. Diamond shall not obtain any right; title or interest in any Distributor trademark by virtue of this Agreement Distributor shall not use, nor shall Distributor obtain any right, title or interest in, any Diamond trademark or any [***] trademark, including without limitation "Pneumo-Star," "Somnu-Star" and "Somnu-Star PH." All Product labeling shall in addition to the Distributor trademark, contain the notation "Manufactured by Diamond Animal Health, Inc." with its address, or such similar notation as may be necessary or advisable under applicable law, and shall contain the notation "Distributed by Agri Laboratories, Inc.," with its address. Distributor shall cause All Product labeling to contain only such claims as are permitted under applicable Licenses for such Products and to otherwise comply with applicable law. All labeling and packaging of All Products shall be subject to the prior written approval of both parties, which shall not be unreasonably withheld. Diamond will order quantities of labeling and packaging sufficient to perform its obligations hereunder in its reasonable discretion. Distributor shall be responsible for the costs of developing and changing packaging for All Products, including costs of obsolete labeling and packaging due to changes requested by Distributor but only those occurring after initial License for the same. Furthermore, Diamond shall be responsible for the cost occasioned by any changes required by a government agency.

1.09 Location of Manufacture. All Products shall be manufactured by Diamond at its plant located in Des Moines, Iowa.

1.10 [***]

(i) [***]

(ii) [***]

(A) [***]

(B) [***]

(C) [***]

(D) [***]

(E) [***]

SECTION 2. ADDITIONAL PRODUCTS

2.01 Additional Products. At Distributor's request, additional Products may be added to Exhibit A to this Agreement, providing for additional combinations of the antigens listed in Exhibit A and/or combinations of such antigens and new antigens specified by Distributor. Diamond shall have the right, in its discretion, to approve or disapprove any such additional Products and if approved, to establish reasonable Purchase Prices therefor. Any such approved additional Products and the Purchase Prices therefor shall be set forth in an amended Exhibit A signed by both parties to be collectively known as "All Products". Any such approved additional Product shall be included in the requirements of Section 1.04 (ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

2.02 Registration Costs: Ownership. Distributor shall advance to Diamond the Registration Costs for any additional Products approved pursuant to Section 2.01, which are added at Distributor's request. Each of Distributor and Diamond shall retain ownership of any antigens it supplies for any such additional Products and the addition of additional Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the antigens supplied by either party to the other party for such Products, except as necessary to manufacture and sell Products under this Agreement. Each of Distributor and Diamond shall retain joint ownership of any jointly produced antigens developed by the parties hereto, and the addition of said Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the jointly developed antigens or Products, except as necessary to manufacture and sell Products under this Agreement. It is contemplated that a separate agreement would be entered into for the joint development of antigens or Products between the parties hereto.

2.03 Additional Products Previously Added to Agreement. Distributor and Diamond acknowledge and agree that certain additional Products identified in Appendix 1 (but not other Products) shall be subject to the respective terms and conditions set forth in such Appendix, which are incorporated by reference in this Agreement.

SECTION 3. PRICE; PAYMENT; LOAN

3.01 Purchase Prices. Distributor agrees to purchase the Products at prices shown in Exhibit A hereto, subject to adjustment from time to time as specified below (the "Purchase Price"). All prices are F.O.B. Diamond's manufacturing plant and are exclusive of taxes, freight and insurance, if any, which shall be invoiced to and paid by Distributor.

3.02 Annual Price Adjustment. Purchase Prices for each Product set forth in Exhibit A shall be in effect for Products having specified delivery dates during Contract Years [***] and [***]. Purchase Prices to be in effect for Products to be delivered in each subsequent Contract year shall be negotiated by the parties in good faith, taking into account factors including, but not limited to, cost changes, volume changes and plant utilization. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices in effect for the preceding Contract Year shall remain in effect.

3.03 Cost Increases. Diamond may also notify Distributor in writing during any Contract Year of any cost increases for raw materials and packaging components for All Products to the extent such increases, individually or in the aggregate, would cause total finished cost of goods of such Product to increase by more than 2%. Upon Distributor's request, Diamond will furnish reasonable supporting documentation therefor. Upon such notification, the parties shall negotiate in good faith to adjust the applicable Purchase Prices to account for such increases. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices then in effect shall remain in effect.

3.04 Payment Terms.

(i) In General. Diamond shall notify Distributor of the date when Products are ready for shipment. Diamond shall invoice the Distributor for Products on the later of (i) the date Diamond notifies Distributor that the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. Diamond shall invoice Distributor for the Additional Payment, if any, within thirty (30) days after the end of any Contract Year for which it is due. Diamond shall invoice Distributor for Registration Costs, Support Costs and other amounts payable by Distributor under this Agreement, if applicable, monthly as incurred. Payment terms shall be net 30 days from the date of each such invoice. An interest charge of one and one-half percent (1 1/2%) per month or portion of a month shall be charged for late payments. Diamond shall be entitled to place Distributor on shipment hold and otherwise suspend performance under this Agreement if Distributor shall be materially late or in default of its payment obligations.

(ii) Prepayments. On or before [***], Distributor shall pay to Diamond an amount equal to [***], which amount shall be credited against the invoice prices for Products to be shipped on or after October 1, 2003. On or before [***], Distributor shall pay to Diamond an amount equal to (A) [***], minus (B) the quotient determined by dividing (x) the amount, if any, by which Qualified Revenues for Contract Year 2003 exceeded the Minimum Qualified Revenue for Contract Year 2003, if any, by (y) [***] (the "2004 Prepayment"). The 2004 Prepayment shall be credited against the invoice prices for Products to be shipped on or after October 1, 2004.

3.05 Packaging. Purchase Prices include packaging for bulk palletized shipment for Distributor by common carrier for next-day delivery. Distributor shall pay to Diamond the additional charges for labor and materials costs for special or additional packaging or shipping requested by Distributor.

3.06 Distributor Loan to Diamond.

(i) The parties acknowledge that pursuant to Amendment No. 4, Distributor advanced to Diamond an amount equal to One Million Dollars ($1,000,000.00) ("Loan Proceeds") as a loan ("Loan") on the terms and conditions of a promissory note dated as of April 15, 2002 (the "Original Note"). Upon execution and delivery of this Agreement, the parties shall cancel the Original Note and execute and deliver a substitute note in the form attached hereto as Exhibit F (the "New Note") to evidence the Loan. The Original Note is secured, and the New Note shall be secured, by a subordinated security interest in certain assets of Diamond on the terms and conditions of that certain security agreement dated as of April 15, 2002 (the "Security Agreement"), those certain mortgages dated as of April 15, 2002 ("Mortgages") and that certain subordination agreement dated as of April 15, 2002 (the "Subordination Agreement") (the Security Agreement, Mortgages and Subordination Agreement collectively referred to as the "Security Documents").

(ii) Distributor acknowledges that Diamond has supplied the receipts required by Amendment No. 4 evidencing that Diamond has applied the Loan Proceeds toward the uses set forth on Exhibit G attached hereto.

(iii) Diamond agrees to obtain lien releases from all contractors, subcontractors or vendors who provide services and/or materials in accordance with Exhibit G. In the event any lien is filed against the property secured by the Security Agreement and Mortgages, Distributor shall have the right to pay said lien amount and seek immediate repayment of said amount with interest at the statutory rate from Diamond. Diamond hereby agrees to indemnify and hold Distributor harmless for any and all claims by contractors, subcontractors and vendors providing services to Diamond for the improvements listed on Exhibit G.

SECTION 4. FORECASTS; ORDER PROCEDURES; DELIVERIES

4.01 Firm Orders. Except to the extent that the parties otherwise agree in writing with regard to a particular order, Distributor shall submit to Diamond a firm written purchase order or orders specifying the types, quantities and delivery dates and instructions of Products that it desires to purchase at least five (5) months prior to the requested delivery date(s). Diamond will review each purchase order within five (5) business days of receipt and either issue in writing its confirmation or its proposal for changes and modifications for delivery to accommodate, to the extent reasonable, Diamond's scheduling requirements. Diamond will use reasonable commercial efforts to accommodate and to minimize changes and modifications to the delivery dates requested by Distributor. Each purchase order shall be binding on Distributor upon written confirmation by Diamond or, if Diamond has made a proposal for changes or modifications to delivery, upon Distributor's written acceptance of such changes or modifications; provided, that no material modification or change will become effective after confirmation without the written approval of both parties. Diamond agrees that with respect to Products covered by a purchase order confirmed by it in writing, the Products shall be available for shipment on the specified delivery dates, except to the extent it is prevented from doing so due to conditions beyond its reasonable control as provided in Section 8. The applicable delivery schedules shall be suspended during any period that Products have been selected for testing by a regulatory authority.

4.02 Standard Batch Size. Distributor will order Products in standard batch sizes as shown on Exhibit A. If specified order amounts for Distributor would result in a batch which is thirty percent (30%) or more below the applicable standard batch size set forth in Exhibit A, Diamond will so notify Distributor and at Distributor's option (i) the parties will mutually agree to an increased Purchase Price for such Products; (ii) Distributor will agree to accept and pay for the entire standard batch size of the ordered Products or (iii) Distributor may submit a revised purchase order for a quantity of Products within the permitted parameters.

4.03 Forecasts. Within fifteen (15) days after the first day of each calendar quarter during the term of this Agreement, Distributor will furnish Diamond a revised written forecast of the quantities and types of Products that the Distributor anticipates it will order from Diamond during each month of the succeeding twelve (12) month period. Such forecasts will not be deemed binding commitments, but are for the purpose of enabling Diamond to more effectively schedule the use of its facilities.

4.04 Delivery; Title. Diamond shall ship the Products at the Distributor's expense and in accordance with Distributor's written instructions. Written shipping instructions shall be provided by Distributor in each purchase order or not later than two (2) days prior to the specified delivery date. Title and risk of loss of the Products shall pass to the Distributor upon receipt of the Products at the location directed by Distributor.

4.05 Warehousing. Diamond agrees to store the Products as required by the Distributor for a period of not to exceed thirty (30) days from the later of (i) the date Diamond notifies Distributor the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. With respect to Products that are not picked up by the common carrier designated by Distributor's shipping instructions within thirty (30) days from the date Diamond notifies Distributor the Products are ready for shipment, Diamond shall charge a warehousing fee of one and one-half percent (1 1/2%) of the invoice amount per month or portion thereof until such Products are shipped.

4.06 Order of Precedence. In the event of conflict between the typewritten terms of Distributor's purchase orders and the terms and conditions of this Agreement, the order of precedence shall be first, the typewritten terms of Distributor's accepted purchase orders and then this Agreement. All other terms and conditions contained in Distributor's and Diamond's standard form purchasing and selling documents shall be disregarded.

SECTION 5. LABEL CODES: QUALITY ASSURANCE; DATING

5.01 Label Codes. Diamond shall code all labels affixed to each unit of the packaged Products to identify the Product batch. Distributor shall not remove or obliterate label codes or patent marking on any Products.

5.02 Product Analysis. Prior to shipping any Product for the Distributor,

Diamond shall analyze the Product for the purpose of determining whether it conforms with the Specifications.

5.03 Audit. Once during each Contract Year, Diamond shall provide to Distributor reasonable access, during normal business hours, upon reasonable notice to Diamond's manufacturing facilities to permit Distributor to examine, audit and copy Diamond's records with respect to manufacture, quality control and regulatory compliance of the Products, at Distributor's sole expense. Such audit rights shall not extend to financial and other records of Diamond not pertinent hereto.

5.04 Dating. Unless otherwise approved by Distributor prior to shipment, Products will have a dating at time of shipment as follows; provided, that in the event that retesting is required for a Product, the minimum dating otherwise required shall be reduced by a period of sixty (60) days:

(i) Products released for sale with twenty-four (24) months dating will be shipped for Distributor with a minimum of twenty (20) months dating remaining.

(ii) Products released for sale with eighteen (18) months dating will be shipped for Distributor with a minimum of fourteen (14) months dating remaining.

(iii) Products released for sale with twelve (12) months dating will be shipped for Distributor with a minimum of eight (8) months dating remaining.

5.05 Outdates. Should Product remain undistributed beyond the date permitted by regulation or other government agency requirement, Diamond will accept redelivery to it at Distributor's shipping costs, with Distributor to receive credit for same at the price paid to Diamond up to a maximum cumulative credit of 1% of the aggregate Purchase Prices of the products ordered for shipment within a Contract Year, to be included in the calculation of the Qualified Revenue Requirement in Section 1.04(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B). Diamond agrees to destroy said returned Product at its cost and in compliance with all regulatory requirements.

SECTION 6. TERM; TERMINATION

6.01 Term. The initial term of this Agreement shall be for a period commencing on the Effective Date and ending on December 15, 2013. This Agreement shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Agreement.

6.02 Extension Fee Paid to Diamond. The parties acknowledge that pursuant to Amendment No. 4, Distributor paid in full to Diamond an amount equal to [***] as a non-refundable fee for extending the term of this Agreement.

6.03 Termination for Breach. Subject to the provisions of Section 8, if either party shall breach any material obligation required under this Agreement the other party may give written notice of its intention to terminate this Agreement describing in reasonable detail the breach. If the breaching party fails to remedy such material breach within thirty (30) days (ninety (90) days in the case of any failure by Diamond to deliver any Product) following such written notice, or if such breach is not reasonably capable of cure within such thirty (30)-day or ninety (90)-day period, as the case may be, and the breaching party fails to commence cure procedures within such thirty (30)-day or ninety (90)-day period and diligently prosecute such procedures until the breach is cured, then the non-breaching party may, in addition to all other remedies available at law or in equity, terminate this Agreement forthwith upon written notice.

6.04 Performance on Termination. Upon termination of this Agreement, (i) Products manufactured pursuant to confirmed purchase orders shall be delivered no later than the requested delivery dates in the approved purchase order and Distributor shall pay Diamond therefor as provided in Section 3.04 (provided, that prepayment shall be required upon termination due to Distributor's payment default); (ii) all raw materials furnished by

Distributor shall be returned at Distributor's expense; and (iii) all reasonable costs of unused raw materials, containers, labeling and packaging previously ordered by Diamond in its reasonable discretion and not reusable for other purposes by Diamond shall be paid by Distributor.

SECTION 7. REPRESENTATIONS AND WARRANTIES; NOTIFICATIONS

7.01 Of Diamond. Diamond represents and warrants to Distributor that:

(i) the Products delivered to Distributor hereunder shall conform to the Specifications and all other requirements and shall be free from material defects in workmanship and materials through their respective expiration dates;

(ii) the execution and delivery of this Agreement by Diamond, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Diamond is a party or its organizational documents; and

(iii) prior to delivery of any Product hereunder it will have, and will thereafter maintain, all required manufacturing establishment designations, permits and Licenses required to perform its obligations with respect to such Product under this Agreement.

7.02 Of Distributor. Distributor represents and warrants to Diamond that:

(i) the execution and delivery of this Agreement by Distributor, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Distributor is a party or its organizational documents; and

(ii) it has, and will maintain, all permits and licenses required to perform its obligations under this Agreement and Products distributed hereunder will bear labels conforming to the requirements of this Agreement.

7.03 Non-Conforming Products. The Distributor shall have 30 days after receipt of the Product to inspect the Product for gross visual defects and reject the same. If the Product is rejected, written notice must be given to Diamond no later than 30 days after receipt by the Distributor. The parties within 30 days after rejection will endeavor in good faith negotiations to determine whether or not the Product conforms to Diamond's warranties. If the parties conclude it does conform, it will be treated as conforming in all respects under this Agreement with time requirements to be adjusted to cover the time required by this process. If the parties conclude it does not conform with Diamonds warranties in Section 7.01(i), at the Distributor's option, (i) Diamond shall be relieved of any obligation to deliver any Product with respect to the non-conforming shipment and in such case Diamond shall credit against future purchases by Distributor the purchase price of such non-conforming Product paid by Distributor together with any shipping costs paid by the Distributor for delivery of such non-conforming Product, or (ii) Diamond shall replace the non-conforming Product with substitute Product which conforms with said warranties, within the time agreed to by both parties, in which case the Distributor shall pay to Diamond amounts in accordance with Section 3 hereof based on the substitute shipment, net of the purchase price and shipping costs, if any, previously paid by Distributor for such non-conforming Products. The non-conforming Product shall become the property of and be returned to Diamond at Diamond's expense. Diamond shall dispose of such Product at its own expense according to all appropriate regulations. The Purchase Price of non-conforming product shall be treated as Minimum Qualified Revenue in the Contract Year the product is ordered for shipment.

7.04 Recall. Diamond shall replace Product at no cost to the Distributor to complete any Product recall or stop-sale required by a subsequent determination that the Product (i) was not produced in accordance with Specifications when released to the Distributor, (ii) failed to remain in compliance with Specifications through the dating period of such Product, (iii) contained any material defect in workmanship and materials not detectable by Distributor's inspection testing, or (iv) was not produced in compliance with applicable USDA regulations. The reasonable costs of any such recall or stop-sale shall be borne by Diamond. Any such recall or stop-sale shall be conducted in accordance with USDA Veterinary

Services Memorandum No. 800.57 or any successor regulations. The Distributor shall be responsible for all other recalls related to marketing, handling or storage of Product by Distributor or its agents, including voluntary recalls made by Distributor. Minimum Qualified Revenue and, to the extent contemplated by Section 13.08, Minimum Initial Product Revenue, for any Contract Year shall include the Purchase Price for product recalled under the first sentence of this Section 7.04.

7.05 Exclusive Remedy. THE REMEDIES DESCRIBED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ANY OTHER REMEDY DISTRIBUTOR WOULD OTHERWISE HAVE AGAINST DIAMOND WITH RESPECT TO DEFECTIVE PRODUCTS OR ANY BREACH OF DIAMOND'S LIMITED WARRANTY UNDER SECTION 7.01(i) OF THIS AGREEMENT; PROVIDED, THAT THIS SECTION SHALL NOT LIMIT DIAMOND'S INDEMNITY OBLIGATION SET FORTH IN SECTION 11 WITH RESPECT TO THIRD PARTY CLAIMS.

7.06 Limitations.

(i) EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 7, DIAMOND MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, CONCERNING TECHNOLOGY, GOODS, SERVICES, RIGHTS OR THE MANUFACTURE, AND SALE OF PRODUCTS, AND HEREBY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE OR PURPOSE OR NONINFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.

(ii) IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR LOST PROFITS, LOSS OF GOODWILL, OR ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED, ARISING UNDER ANY THEORY OF LIABILITY. THIS LIMITATION SHALL APPLY EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

(iii) THE WARRANTY IN SECTION 7.01(i) WILL NOT APPLY TO THE EXTENT OF ANY DEFECTS CAUSED BY IMPROPER OR INADEQUATE HANDLING OR STORAGE OF PRODUCTS AFTER SHIPMENT BY DIAMOND OR FAILURE OF ANY RAW MATERIALS SUPPLIED BY DISTRIBUTOR.

7.07 Notifications.

(i) Of Diamond. Diamond agrees that it will promptly notify the Distributor in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Diamond's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Diamond or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of the Distributor.

(ii) Of Distributor. Distributor agrees that it will promptly notify Diamond in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Distributor's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Distributor or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of Diamond.

SECTION 8. FORCE MAJEURE

8.01 Force Majeure. No party shall be held liable or responsible for failure or delay in fulfilling or performing any obligation of this Agreement in case such failure or delay is due to Acts of God, strikes or other labor disputes, governmental regulations or actions (not otherwise the responsibility of the parties), inability to obtain material, labor, equipment or transportation, or any other condition beyond the reasonable control of the affected party, provided such party has taken reasonable steps to avert such causes or conditions. Each party agrees to give the other party prompt written notice of the occurrence and the nature of any such condition or act, and the extent to which the affected party will be unable to fully perform its obligation hereunder. Each party further agrees to use all reasonable efforts to correct the condition as quickly as possible.

8.02 Right to Terminate. If, as a result of causes or conditions described in this Section, either party is unable to perform substantially all of its material obligations hereunder for any consecutive period of three (3) months, the other party shall have the right to terminate this Agreement upon at least thirty (30) days prior written notice.

SECTION 9. CONFIDENTIAL INFORMATION

9.01 Non-Disclosure. All Confidential Information disclosed hereunder shall remain the property of the disclosing party and shall be maintained in confidence and not disclosed by the receiving party to any person except to officers, employees, and consultants to whom it is necessary to disclose the information for the purpose of performing and enforcing this Agreement. Each party shall take all steps it would normally take to protect its own Confidential Information to ensure that the received Confidential Information shall be maintained in confidence and not disclosed, but in no event less than reasonable care.

9.02 Use. Unless otherwise agreed in writing, all Confidential Information disclosed hereunder shall be used by the parties only pursuant to and in accordance with this Agreement.

9.03 Exceptions. The obligations of Diamond and Distributor under this paragraph shall not apply to:

(i) Information which, at the time of disclosure, is in the public domain or thereafter comes within the public domain other than as a result of breach of this Agreement; or

(ii) Information which either party can establish was in its possession at the time of disclosure; or

(iii) Information which was received from a third party not under an obligation of confidentiality; or

(iv) Information which either party can establish was independently developed without reference to the information received hereunder.

9.04 Termination: Survival. Upon termination of this Agreement, Diamond and Distributor agree upon written request to return to the other all written or other physical embodiments of the other's Confidential Information, except for one record copy. The obligations under this paragraph shall be binding on any affiliate, parent, subsidiary, successor or assign of Diamond or Distributor as if a party to the Agreement. The obligations of confidentiality and non-use of the Confidential Information under this Agreement shall, continue throughout the term of this Agreement and for a period of two (2) years following the termination or expiration of this Agreement.

9.05 Confidentially of Agreement. Except to the extent required by law, neither party shall disclose to third parties the terms of this Agreement or the negotiations giving rise to this Agreement. If either party ("Disclosing Party") determines that it is required by law to disclose any provisions of this Agreement, it will provide reasonable notice to the other party ("Non-Disclosing Party") and will consult and cooperate with the Non-Disclosing Party, to permit the Non-Disclosing Party to seek a protective order or other confidential treatment, to the extent permitted by law.

SECTION 10. OWNERSHIP OF INTELLECTUAL PROPERTY

Any and all design, patent, copyright and other relevant ownership and other rights in and to the intellectual property aspects of the Products which are the subject of this Agreement and all modifications, adjustments, changes and derivatives thereto and thereof (collectively, the "Rights") shall belong exclusively to Diamond, except as otherwise agreed in writing with respect to additional Products added to this Agreement pursuant to Section 2. Distributor agrees that it does not have, and will not claim, any Rights in any Product delivered pursuant to this Agreement or aspect thereof, except as so agreed in writing. Diamond shall own the raw materials and Products, subject to any security interest, until title passes pursuant to Section 4.04.

SECTION 11. INDEMNIFICATION

11.01 By Diamond. Diamond hereby agrees to defend, indemnify and hold Distributor, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to Diamond's failure to manufacture a Product in compliance with its Specifications; provided, however, that the foregoing indemnity obligations shall not apply where such claim is the result of the willful misconduct or negligent act of Distributor or its Affiliates, and there shall be apportionment in accordance with responsibility when such obligation derives in part from such acts of Diamond and in part from such acts of Distributor and its Affiliates.

11.02 By Distributor. Distributor hereby agrees to defend, indemnify and hold Diamond, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to the use, sale or distribution of any of the Product manufactured in conformity with the Specifications, including, but not limited to any warranty for the Products extended by Distributor other than the warranties given by Diamond in Section 7.01(i) above and any of the claims identified in Section 7.06(i) above; provided, however, that the foregoing indemnity obligation shall not apply where such claim is solely the result of the willful misconduct or negligent act of Diamond or its Affiliates and there shall be apportionment in accordance with responsibility when such obligation derives in part from acts of Distributor and in part from such acts of Diamond and its Affiliates.

11.03 Procedures. In the event that a third-party claim is made or third-party suit is filed for which either party intends to seek indemnification from the other party pursuant to this Section 11, the party seeking indemnification (the "Indemnitee") shall promptly notify the other party (the "Indemnitor") of said claim or suit. The Indemnitor shall have the right to control, through counsel of its choosing, the defense of such third-party claim or suit, but may compromise or settle the same only with the consent of the Indemnitee, which consent shall not be unreasonably withheld. The Indemnitee shall promptly consult in good faith with the Indemnitor with respect to any proposed settlement. The Indemnitee shall cooperate fully with the Indemnitor and its counsel in the defense of any such claim or suit and shall make available to the Indemnitor any books, records or other documents necessary or appropriate for such defense. The Indemnitee shall have the right to participate at the Indemnitee's expense in the defense of any such claim or suit through counsel chosen by the Indemnitee.

11.04 Insurance. Diamond and Distributor will each Maintain product liability insurance covering their individual performance of their obligations hereunder with a minimum limit of liability of Two Million Dollars ($2,000,000) in the aggregate. Each party will maintain insurance to protect themselves and the other from claims under any workers compensation acts and from any other damages from personal injury including death, which may be sustained by the said parties, their agents, servants or employees and the general public and/or claims of property damage which might be sustained from any one of them due to the negligence of the parties. Each party shall furnish the other with a certificate of insurance.

11.05 Survival. The provision of Sections 11.01 through 11.03 shall survive the expiration or termination of this Agreement.

SECTION 12. MISCELLANEOUS

12.01 Notices. All notices or other communications provided for in this Agreement shall be in writing and shall be considered delivered upon the earliest of actual receipt, or personal or courier delivery, or sending by facsimile with confirmation of receipt in good order requested and received, or on the fourth business day after they are deposited in the United States mail, certified first class or air mail postage prepaid, return receipt requested, addressed to the respective parties as follows:

(i) If to Diamond:
Diamond Animal Health, Inc.
2538 S.E. 43rd Street
Des Moines, Iowa 50317
ATTN: President
Fax: (515) 263-8661

Copies to:

Heska Corporation
1613 Prospect Parkway
Fort Collins, CO 80525
ATTN: Chief Financial Officer
Fax: (970) 484-9505

William M. Hardin
Osborn Maledon, P.A.
2929 North Central Avenue
Suite 2100
Phoenix, AZ 85012
Fax: (602) 640-6068

(ii) If to Distributor:
AGRI Laboratories, ltd.
20927 State Route K
St. Joseph, MO 64505
ATTN: President
Fax: (816) 233-9546

Copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 W. 12th Street
Kansas City, MO 64105
Fax: (816) 474-0872

The parties may, at any time, change their addresses or other information in this section by written notice under this section.

12.02 <u>Independent Contractors.</u> The parties are and shall always remain independent contractors as to the other in their performances of this Agreement. The provisions of this Agreement shall not be construed as authorizing or reserving to either party any right to exercise any control or direction over the operations, activities, employees, or agents of the other in connection with this Agreement except to the extent required by law, it being understood and agreed that the control and direction of such operations, activities, employees, or agents shall otherwise remain with each party. Neither party to this Agreement shall have any authority to employ any person as an employee or agent for or on behalf of the other party to this Agreement, nor shall any person performing any duties or engaging in any work at the request of such party, be deemed to be an employee or agent of the other party to this Agreement.

12.03 <u>Governing Law.</u> The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the internal laws of the State of Iowa.

12.04 <u>Severability.</u> Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.05 <u>Modification.</u> No modification or waiver of any provision of this Agreement shall be effective unless the modification is made in writing and signed by the party sought to be charged, and the same shall then be effective only for a period and on the conditions and for the specific instances and purposes specified in such writing. No course of dealing between Diamond and the Distributor or delay or failure to exercise any rights hereunder shall operate as a waiver of such rights or preclude the exercise of any other rights hereunder.

12.06 <u>Survival.</u> Termination or expiration of this Agreement shall not relieve either party from any obligation under this Agreement which may have accrued prior thereto or which survives by its terms.

12.07 <u>Captions.</u> The captions set forth in this Agreement are for convenience only and shall not be used in any way to construe or interpret this Agreement.

12.08 Assignment. Neither party to this Agreement may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party; except that either party may assign its right and delegate its obligations hereunder without prior consent of the other party to any successor entity by way of merger, consolidation, or reorganization or to the purchaser of all or substantially all of its assets. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either party of responsibility for the performance of any accrued obligation which it has hereunder. Any consent required shall not be unreasonably withheld.

12.09 Entire Agreement. This Agreement (including the Exhibits hereto) and the New Note constitute the entire understanding of the parties with respect to the subject matter hereof and supersede all prior documents, instruments, negotiations or communications, however given, regarding the subject matter hereof, including but not limited to the Original Note, the Original Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4; provided, that the Security Documents shall continue in full force and effect to secure the Loan and the New Note. There are no other understandings, representations or warranties of any kind, express or implied.

12.10 Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties shall submit such disagreement to arbitration under the Commercial Rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Neither party shall have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association.

SECTION 13. DEFINITIONS

13.01 "Affiliate" shall mean with respect to any person or entity (i) any other person or entity that controls, is controlled by or is under common control with such first person or entity, with "control" meaning direct or indirect beneficial ownership of more than fifty percent (50%) of the equity interest of an entity or more than a fifty percent (50%) interest in the decision making authority of an entity, and (ii) an entity in which the maximum equity interest permitted by law to be held by another entity is held by such other entity.

13.02 "[***]" shall mean [***]

13.03 "Biostar" shall mean Novartis Animal Health, Inc. and its predecessor, Biostar, Inc., a corporation organized under the laws of Canada.

13.04 "[***]" shall mean [***], a Delaware corporation.

13.05 "Confidential Information" shall, mean all information disclosed in writing, or by oral communication if reduced to writing and confirmed as confidential within (30) days of disclosure, by either party to the other relating to raw materials, product specifications, formulations and compositions, scientific know-how, chemical compound and composition data, manufacturing processes, analytical methodology, product applications, including safety and efficacy data, current and future product and marketing plans and projections, and other information of a technical or economic nature related to the Products and/or Diamond's manufacture of the Products.

13.06 "Contract Year" shall mean each successive 12-month period ending on December 15 in each calendar year and beginning on December 16 in the previous calendar year, during the term of this Agreement. For example, Contract Year 2002 began on December 16, 2001 and ends on December 15, 2002.

13.07 "Contract Year Factor" shall mean (i) [***] for Contract Year 2003,

(ii) [***] for Contract Year 2004 and (iii) 1.00 for all other Contract Years.

13.08 "Initial Products" shall mean the products that are subject to this Agreement on the Effective Date, all of which are expressly set forth in Exhibit A attached hereto. Initial Products shall also include additional products added to this Agreement in accordance with Section 2 of this Agreement that consist of one or more antigens set forth on Exhibit A and Exhibit AA on the Effective Date (i) in combination with antigens not set forth on Exhibit A and Exhibit AA on the Effective Date and/or (ii) for which additional claims are obtained by Diamond or the supplier of such antigen (including but not limited to the potential additional products described on Exhibit AA).

13.09 "Initial Product Qualified Revenues" shall mean, for any Contract Year, an amount equal to (i) the Qualified Revenues attributable to Initial Products (Exhibit A and AA) for such Contract Year, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs attributable to Products other than Initial Products, plus (iii) any other amounts paid or advanced by Distributor to Diamond in such Contract Year for research and development or other services not contemplated by this Agreement that are attributable to Products other than Initial Products.

13.10 "License" shall mean a veterinary biologic license issued to Diamond by the United States Department of Agriculture or other regulatory agency with jurisdiction in the Territory for a Product to be manufactured by Diamond pursuant to this Agreement.

13.11 "Minimum Qualified Revenue" and "Minimum Initial Product Revenue" shall mean the minimum amounts of Qualified Revenue and Initial Product Qualified Revenues, per Contract Year, respectively, as specified in Section 1.04(ii)(A) above, and Section 1.04(ii)(B) above, respectively.

13.12 "Products" shall mean the Initial Products, together with any additional antigens and new products added to this Agreement pursuant to Section 2.01 of this Agreement.

13.13 "Qualified Revenue" shall mean, for any Contract Year, an amount equal to (i) the Purchase Price of Products ordered for shipment in such Contract Year by Distributor, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs, plus (iii) any other amounts paid or advanced by Distributor to Diamond in such Contact Year for research and development or other services not contemplated by this Agreement, as adjusted for (iv) all other adjustments to Minimum Qualified Revenue expressly as provided in this Agreement.

13.14 "Registration Costs" shall mean all costs and expenses associated with obtaining Licenses, including without limitation clinical trial costs, assay development and validation, development of seed stocks, production processes scale-up, formulation development, production of pre-licensing serials, conduct of field safety trials, application fees and other costs and expenses reasonably incidents thereto. As between the parties, Registration Costs shall include labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.15 "Specifications" shall mean, as the context may require, either one or both of the following, which have been mutually agreed upon by the parties: (i) vendor-certified appropriate quantitative and qualitative particulars for all raw materials including active and non-active excipients that are used to prepare all components represented in and by final Products, and (ii) a filed and approved USDA Outline of Production describing in detail the manufacturing process applicable for each Product and the testing and release criteria applicable to each Product.

13.16 "Sterile Filled Facility" shall mean a sterile filled manufacturing facility meeting the CGMP requirements of the FDA.

13.17 "Sterile Filled Facility Period" shall mean any period during which a Sterile Filled Facility is operational at Diamond, beginning on the later of (i) the 36-month anniversary of the date Diamond notifies Distributor in writing of its intention to develop a Sterile Filled Facility and (ii) the 18-month anniversary of the date that the first product license is granted by the FDA for a product produced in such Sterile Filled Facility.

13.18 "Support Costs" shall mean all costs and expenses of Diamond associated with providing technical support to Distributor under this Agreement, including without limitation labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.19 "Territory" shall mean the territory specified in Section 1.03.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly-authorized representatives as of the date first written above.

<table>
<caption>

<S>	<C>
DIAMOND ANIMAL HEALTH, INC.	AGRI LABORATORIES, LTD.
By: /s/ Michael McGinley	By: /s/ Steve Schram
Title: Vice President - Operations & Technical Affairs and General Manager	Title: President/CEO

</table>

EXHIBITS

A - Products and Prices
AA - Potential Additional Antigens
B - [***]
C - [***]
D - [***]
E - Example Calculations of Minimums
F - Form of New Note
G - Uses of Loan Proceeds

APPENDICES

1 - Additional Product

EXHIBIT A

INITIAL PRODUCTS

I. Modified Live Products:

<table>
<caption>

			PRICING	
<S>	<C>	<C>	<C>	<C>

DiamondAH Ag

TRADENAME	ANTIGENS	[***]	[***]	[***]
Titanium BRSV	BRSV		$[***]	$[***]
Titanium BRSV Vac3	BRSV, PI3, IBR		$[***]	$[***]
Titanium 5	BRSV, PI3, IBR, BVD1, BVD2	$[***]	$[***]	$[***]
Titanium 5 L5	BRSV, PI3, IBR, BVD1, BVD2, Lepto 5	$[***]	$[***]	$[***]
Titanium 3 + BRSV LP	BRSV, PI3, IBR, BVD1, BVD2, L.pomona		$[***]	$[***]
Titanium IBR	IBR		$[***]	$[***]
Titanium IBR LP	IBR, L.pomona		$[***]	$[***]
Titanium 3	IBR, BVD1, BVD2		$[***]	$[***]
Titanium 4	IBR, PI3, BVD1, BVD2		$[***]	$[***]
Titanium 4 L5	IBR, PI3, BVD1, BVD2, Lepto 5		$[***]	$[***]

</table>

Above Pricing based on Standard Batch Sizes:
<table>
<caption>

<S>	<C>	<C>
[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [***]/ [***]
[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [***]/ [***]
[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [***]/ [***]

</table>

Any product combinations of the above antigens not listed above, including but not limited to previously-produced combinations or other products listed on Exhibit A of the Original Agreement that are no longer carried by Distributor or that have never been marketed by Distributor, are not included in the above price structure. Any combinations not listed above that are desired by Distributor subsequent to April 15, 2002 may be added to this Exhibit pursuant to Section 2 of this Agreement and new pricing will be established; provided, that such additional Products shall qualify as "Initial Products" only if they meet the definition of "Initial Products" set forth in this Agreement.

II. Killed Products:

<table>
<caption>

		PRICING	
<S>	<C>	<C>	<C>
TRADENAME	ANTIGENS	[***]	[***]
MasterGuard Preg.5	KIBR, KBVD1, KBVD2, MLV BRSV, PI3	$[***]	$[***]
MasterGuard 10	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5	$[***]	$[***]
MasterGuard 10 CF	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5, C.fetus	$[***]	$[***]

</table>

* Currently, Intervet will ship to Diamond and bill Distributor directly for the cost of the [***] antigen. Distributor will continue to have responsibility to provide [***]s component to Diamond for labeling and

final packaging at no cost to Diamond. Final product [***] potency testing will be performed by Intervet (or any future supplier) and is incorporated into the antigen cost to Distributor

Above Pricing based on Standard Batch Sizes:
[***] dose [***] units / [***] doses
[***] dose [***] units / [***] doses

III. Additional Cattle Products- Titanium 5 + Once PMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent P. haemolytica / multocida):

<table>
<caption>

<S>	<C>	<C> PRICING	<C>
Product Form	[***]	[***]	[***]
Intervet, Unlabelled Titanium 5	$[***]	$[***]	$[***]
AgriLabs, Final Package	$[***]	$[***]	$[***]

</table>

Above Pricing based on Standard Batch Sizes:
[***] dose [***] units/[***] doses
[***] dose [***] units/[***] doses
[***] dose [***] units/[***] doses

All prices include viricidal testing performed at Diamond.
Bactericidal testing is performed by Intervet and is incorporated into the OncePMH cost to Distributor.
Currently, Intervet will ship to Diamond and bill Distributor directly for the OncePMH component. Distributor will continue to have responsibility to provide OncePMH component to Diamond for labeling and final packaging at no cost to Diamond.

EXHIBIT AA

POTENTIAL ADDITIONAL ANTIGENS THAT QUALIFY TO BE CLASSIFIED AS "INITIAL PRODUCTS" PER SECTION 13.08

1. [***]
2. [***]*
3. [***]
    - [***]
    - [***]
    - [***]
    - [***]
    - [***]
    - [***]
    - [***]
4. [***]*
5. [***]

* Supplied by Novartis (Biostar). Novartis has the right to terminate supply of all Biostar antigens to Diamond after December 31, 2007, after which Distributor shall have the responsibility to provide such antigens to Diamond if Distributor desires to add and/or maintain them as Products under this Agreement.

EXHIBIT B

DiamondAH Ag
[***]

[***] Antigens or [***] Vaccine

Infectious Bovine [***]

Bovine [***]

>[***]

>[***]

Bovine [***]
[***]

[***]
(Master Cell Stock)

EXHIBIT C

[***]

<table>
<caption>

[***]	[***]
<S>	<C>
1. [***]	[***]
2. [***]	[***]
3. [***]	[***]

</table>

[***]

[***]

[***]

[***]

[***]

[***]

[***]

EXHIBIT D

[***]

Diamond antigens to be incorporated into the [***] or Solid Dose Technologies:

[***]

[***]

DiamondAH Ag

[***]

[***]

[***]

NOTE: [***] component contains both Type I and Type II

EXHIBIT E
EXAMPLE CALCULATIONS OF MINIMUMS

EXAMPLE 1

- Example is for Contract Year ending 12/15/04
- Qualified Revenues for all Products total [***], consisting of the following components:

<table>
<caption>

<S>		<C>
A.	Product sales, R&D, Support & Registration attributable to Initial Products only (Section 13.08(i) of Agreement)	[***]
B.	Sales of Products other than Initial Products (Section 13.12(i) of Agreement)	[***]
C.	R&D, Support and Registration for Products other than Initial Products (Section 13.08(ii) and (iii) of Agreement)	[***]

</table>

- [***] in Qualified Revenue exceeds [***] Minimum Qualified Revenue requirement under 1.04(ii)(A): No Additional Payment required to maintain exclusivity on Products other than Initial Products for 2004 CY.
- [***] in Initial Product Qualified Revenue (A + C above) does not meet [***] Minimum Initial Product Revenue requirement under 1.04(ii)(B).
- If Distributor makes timely [***] Additional Initial Product Payment([***] per Section 13.07), exclusivity is maintained for all Products; if not, Initial Products become non-exclusive and other Products remain exclusive.

EXAMPLE 2

- Same facts as Example 1, except as follows:
- Sales of Products other than Initial Products (B in Example 1) is [***], instead of [***]
- [***] in Qualified Revenue does not meet [***] Minimum Qualified Revenue requirement under 1.04(ii)(A).
- [***] in Initial Product Qualified Revenue (A + C above) does not meet [***] Minimum Initial Product Revenue requirement under 1.04(ii)(B).
- If Distributor makes [***] Additional Initial Product Payment under 1.04(ii)(B) ([***] per Section 13.07), such payment will also count as an Additional Payment under 1.04(ii)(A), and exclusivity is maintained for all Products; if not, all Products become non-exclusive.

EXHIBIT F

FORM OF NEW NOTE

AMENDED AND RESTATED
PROMISSORY NOTE

$1,000,000.00 as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("MAKER"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("HOLDER"), or order, at such place as the Holder of this Note shall designate in writing, the sum of One Million Dollars ($1,000,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue on the outstanding principal balance at the "prime rate" plus one quarter percent (0.25%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in three (3) annual installments on the first, second and third anniversaries of the date of this Note as follows:

<table>
<caption>

<S>	<C>
April 15, 2003	$250,000
April 15, 2004	$250,000
April 15, 2005	$500,000

</table>

All principal and any accrued but unpaid interest shall be due and payable on the third anniversary of the date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, (the "Distribution Agreement") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker; provided, however, that no such amounts shall be due and payable under clause (i) of this paragraph prior to January 1, 2005.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Business Credit, Inc. ("WELLS FARGO") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Second Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Business Credit, Inc., fka Norwest Business Credit, Inc., a Minnesota corporation ("WELLS FARGO"), originally dated June 4, 2000, as amended, that certain Loan Agreement dated as of April 4, 1994 and related Promissory Note between the City of Des Moines, Iowa and Debtor, as amended, and that certain CEBA Loan Agreement dated January 20, 1994 and related Promissory Notes between Iowa Department of Economic Development and Debtor, as amended (collectively, the "SENIOR LOAN AGREEMENTS and the lender parties thereto collectively, the "SENIOR LENDERS"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("INDEBTEDNESS") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "SENIOR INDEBTEDNESS"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By: /s/ Robert B. Grieve

Its: Chief Executive Officer

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

EXHIBIT G

USES OF LOAN PROCEEDS

1. [***]

2. [***]

- [***]
- [***]
- [***]
- [***]
- [***]

APPENDIX NO. 1
TO AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Appendix No. 1 ("Appendix") supplements the attached Amended and Restated Bovine Vaccine Distribution Agreement between Diamond and Distributor dated as of September 30, 2002 (the "Distribution Agreement"), in order to set forth additional terms and conditions applicable to the additional Products identified below.

WHEREAS, Diamond and Distributor are parties to the Distribution Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Diamond, Distributor and [***] have entered into a "Bovine Testing Agreement" for the Product Titanium 5 + OncePMH.

WHEREAS, Section 2.01 of the Distribution Agreement contemplates that additional products may be added to the Products subject to the Distribution Agreement; and

WHEREAS, Diamond and Distributor desire to provide for the development and licensure of additional Products (defined below) and if licensed, to add them as Products under the Distribution Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Definitions.

(1) In General. Capitalized terms used herein shall have the meanings ascribed to them in the Distribution Agreement, unless otherwise defined herein.

(2) "Additional Products" shall mean, for purposes of this Appendix only, the following Products packaged in [***] dose, [***] dose and [***] dose packages:

Additional Products - Titanium 5 + OncePMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent P. haemolytica / multocida)

2. Development and Registration of Additional Products. In consideration of Distributor's payment of the fees provided in the Bovine Vaccine Testing Agreement, Diamond agrees to and hereby grants to Distributor exclusive world wide marketing rights to the product identified on Exhibit A attached hereto and incorporated herein for a period of five (5) years from the License Date by United States Department of Agriculture ("USDA"). Diamond shall use reasonable efforts to assist distributor in the registration of such Additional Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said Registration Costs shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08 of the Distribution Agreement, the requirements set forth in Section 1.04(ii)(B) of the Distribution Agreement. This Section 2 of this Appendix shall supersede any and all inconsistent provisions of Section 1.06, and the first sentence of Section 2.02, of the Distribution Agreement.

3. Development and Registration Fees. Amounts paid by Distributor under the Bovine Testing Agreement to Diamond shall constitute Qualified Revenue

under the Distribution Agreement, be credited to Distributor's Minimum Qualified Revenue obligations under the Distribution Agreement, beginning with the Second Contract Year's Minimum Qualified Revenue, under the Distribution Agreement.

4. Additional Product Subject to Distribution Agreement. If a License is issued to Diamond, [***], Distributor or any combination of the three (3) named parties for the Additional Products by the United States Department of Agriculture, and effective upon the date of such issuance (the "License Date") such Additional Products shall be added as a "Product" under the Distribution Agreement. All provisions of the Distribution Agreement relating to Products shall apply to the Additional Product, except as expressly provided in this Appendix.

5. Ownership. Section 2.02 of the Distribution Agreement shall not apply to the Additional Products. Diamond shall retain ownership of (i) the Additional Products developed pursuant to this Appendix and (ii) any antigens it supplies for such Additional Products, and the addition of the Additional Products as Products under the Distribution Agreement shall not be deemed to transfer any right, title, interest or license in or to such Additional Products and/or antigens to Distributor, except for the distribution rights expressly granted in the Distribution Agreement and this Appendix.

6. Term. With respect to all Additional Products (but not other Products, with respect to which Section 6.01 of the Distribution Agreement shall control): (i) the initial term of this Appendix shall be for a period commencing on the License Date and ending on the fifth (5th) anniversary of the end of the Contract Year during which the License Date occurs and (ii) this Appendix shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Appendix with respect to such Additional Products.

7. Effect of Appendix. This Appendix is hereby incorporated by reference into the Distribution Agreement as if fully set forth therein, and in the event of any conflict between the terms and conditions of the Distribution Agreement and this Appendix, the terms and conditions of this Appendix shall control.

</TEXT>
</DOCUMENT>

EXHIBIT 6.5

[CONFIDENTIAL TREATMENT REQUESTED, CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION]

Supplement to the Signature Cell Line AGREEMENT

The discussions between Intervet Inc. (hereafter known as INTERVET) and AgriLabs Ltd. (hereafter known as AGRILABS) regarding the Supply Agreement for the Signature Cell Line Bovine Viral Vaccines have been successful. This letter will serve as a binding Heads of Agreement (hereafter known as the AGREEMENT) for both parties in regards to INTERVET's distribution of Bovine Viral Vaccines. This AGREEMENT will supplement the Signature Cell Line™ Supply AGREEMENT between Bayer and AGRILABS, assigned to INTERVET as of February 2001. All issues not specifically covered in this AGREEMENT, including but not limited to Quality Control, Product Ordering, Product Specifications etc. will remain as agreed in the above referenced Supply Agreement. INTERVET and AGRILABS agree:

1. INTERVET is appointed as a distributor of the Signature Cell Line Bovine Vaccines by AGRILABS. The distribution rights granted hereunder are in accord with section 4.1 of the Signature Cell Line Supply AGREEMENT referenced above.

2. INTERVET will discontinue, when current stocks are depleted, all sales and promotions of the Frontier and Horizon labeled products.

3. AGRILABS and INTERVET will both market identical products (hereafter referred to as the "PRODUCTS") under a single label using Titanium™ and MasterGuard™ as the respective trade names, said trade names being the exclusive property of AGRILABS. Two types of trade dress (package design, label design, etc.) will be available for each PRODUCT. The two types of trade dress will reflect the current AGRILABS PRODUCT trade dress as well as something similar or identical to the current INTERVET trade dress. Any distributor can buy product with either trade dress, but the trade dress and associated trade marks of AGRILABS will remain the exclusive property of AGRILABS and the trade dress and associated trade marks of INTERVET will remain the exclusive property of INTERVET. This AGREEMENT grants INTERVET a license during the term of this AGREEMENT to use the trademarks and trade dress of AGRILABS to the extent such use is required to sell, distribute or promote the Products. AGRILABS further grants INTERVET the right to use the Tradename PHM BAC 1™ after the termination of this AGREEMENT for INTERVETs potential successor to the Titanium 5 + PHM BAC 1 PRODUCT. AGRILABS retains the ownership of the Tradename PHM BAC 1 and non-exclusive uses of PHM BAC 1 after the expiration of this AGREEMENT. The PRODUCTS shall be marked as being manufactured by Diamond Animal Health and distributed by AGRILABS and INTERVET. AGRILABS agrees to arrange for said changes with [***], said changes to include labeling changes which associated costs shall be borne by INTERVET and AGRILABS respectively, based on the changes requested by and to the extent the respective party requests the change. The AGRILABS help desk number will be included on all labels to allow consumers a single point of contact for further information. ***Confidential Treatment Requested

4. The Minimum Purchase Requirements, as amended in a separate Agreement between AGRILABS and [***], in effect for calendar years [***] respectively are split between AGRILABS and INTERVET. [***]. If a material shift occurs with regard to certain distributors either joining or departing as member companies of AGRILABS, the parties agree to realign the split of the Minimum Purchase Requirement based on the purchase history of the affected distributor for the most recent year. New products mutually approved to be included in this AGREEMENT and all International purchases by INTERVET affiliates will be included in the calculations of INTERVET's [***] purchase obligation. INTERVET will pay AGRILABS for product purchased through this AGREEMENT within 30 days [***]. Current pricing for the PRODUCTS is included in Attachment B. *** Confidential Treatment Requested

5. AGRILABS and INTERVET agree to share the cost of marketing and promotion for the PRODUCTS. For the remainder of 2001, each company will contribute equally to fund all activities that will be associated with the launch of this initiative, such contributions not to exceed $[***]. It is understood that these costs will begin to occur in 2001, targeting a launch of the PRODUCTS in January 2002. In subsequent years, each company commits to invest a minimum of $[***] to promote the PRODUCTS. In the event promotional programs to AGRILABS member companies have direct cost to INTERVET, the promotional fund from AGRILABS will reimburse all such direct costs, likewise in the event promotional programs to INTERVET Distributors have direct cost to AGRILABS, the promotional fund from INTERVET will reimburse all such direct costs to AGRILABS. Either party is free to invest more than the agreed upon minimum sums for promotional activities for their respective customers but there is no obligation on the other party to match these additional expenditures. *** Confidential Treatment Requested

6. A joint marketing team of no more than two representatives from each party will be appointed to develop and implement the joint advertising and promotional campaigns for the PRODUCTS. This team will meet regularly to assure the commercial success of this AGREEMENT. All representatives are expected to be intimately involved in all aspects of the advertising and promotional program development and implementation. The advertisements for Titanium and Master Guard as specific brands will be created by AGRILABS agency of record and approved by the joint marketing committee. INTERVET advertisements for Titanium and Master Guard, which will be part of the INTERVET family of cattle products advertisements, will be developed by INTERVET's agency of record, subject to review and approval by the joint marketing committee, and such approval may not be unreasonably withheld. In any advertisement developed and placed by INTERVET, INTERVET agrees to acknowledge the trademark property of AGRILABS. AGRILABS will be responsible for providing promotional program information to all AGRILABS' member companies. INTERVET and AGRILABS specific promotional programs will be designed to provide for equal participation of AGRILABS member distributors and INTERVET non-member distributors where possible and considering access, or lack thereof, by AGRILABS member distributors to INTERVET

products and INTERVET non-member distributor's access, or lack thereof, to AGRILABS products.

7. Each company will be responsible to provide technical services support and distributor training for the PRODUCTS for the distributors and end users within their respective FIELDS. All Technical Support Studies requested and approved by the joint marketing team will be funded equally by both parties. In the event either party fails to adequately furnish technical support, either party reserves the right to furnish technical service to satisfy the cliental. Any 'out of pocket" expenses incurred in the foregoing occurrences will be the responsibility of the party for whom the services were performed. Said services shall only be provided after notification and consultation with the other party.

8. Each company will be fully responsible for the design of the trade dress for its Titanium and Master Guard-products. All labels and packaging must comply with all applicable laws and regulations. All labels and all packages will be identical, except for the company look and package graphics. The trade dress (company look and package graphics) will remain the property of the respective company upon the termination of this AGREEMENT.

9. The marketing team will be fully responsible for forecasting sales by SKU for the PRODUCTS. Production planning will be the responsibility of AGRILABS, with input on INTERVET's product requirements from INTERVET's production planning department. Each company will be responsible for providing necessary logistics for their respective purchases of the PRODUCTS.

10. Each company will be responsible for returned goods, out of date PRODUCT, etc. for the PRODUCT they have sold. Under no conditions will INTERVET be responsible for accepting returns of PRODUCT sold by AGRILABS or AGRILABS member companies, nor will AGRILABS be responsible for accepting returns of product sold by INTERVET to INTERVET distributors.

11. This original term of this AGREEMENT shall run through December 31, 2004. The AGREEMENT may be extended thereafter on an annual basis provided a minimum of six months notice is given by INTERVET, conditional on AGRILABS receiving a contract extension from [***]. ***Confidential Treatment Requested

12. This AGREEMENT may be terminated by either party if:

a.) The other party commits a breach of its obligations under this AGREEMENT which has not been remedied within 30 days of written notification of the breach.
b.) The other party becomes insolvent.
c.) The other party suffers a fifty percent (50%) change of control.

13. Both parties agree not to disclose any information that may be revealed in connection with the negotiation and / or performance of the AGREEMENT. Both parties further agree not to disclose the terms of this AGREEMENT to any third parties, while this

AGREEMENT is in effect and for a period of three years after termination.

14. Failure to perform by either party due to floods, strikes or other often-described "Force Majeures" will be excused.

15. Neither party to this AGREEMENT shall make representations or warranties as to the use, effectiveness or label claims other than those authorized by the manufacturer of the Product(s).

16. Each Party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other Party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or AGREEMENT contained herein. In the event of any such claim, the Indemnified Party shall:

(i) promptly notify the Indemnifying Party of the claim;

(ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and

(iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim.

The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this AGREEMENT or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

INTERVET is committed to the success of this distribution AGREEMENT for the Signature Cell Line of Bovine Vaccines. We look forward to our mutual success. Please sign and return one copy of this AGREEMENT for our files.

H. Haenert for AGRILABS	B. Whitehead for INTERVET Inc.
S. Schram for AGRILABS	C. Ragland for INTERVET Inc.

(1) original to File - [illegible]
(2) copy me, Ed, [illegible], Bill

ADDENDUM

This Addendum to the Supply Agreement dated August 16, 1999 (the "Agreement") is made and entered into on this 8th day of January, 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 16, 1999;

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement;

WHEREAS, On or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer;

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to provide an unconditional assumption of the terms of the Agreement to AgriLabs; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW THEREFORE in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to the Bayer Corporation in the Agreement shall be deleted and replaced by Intervet Inc. Intervet unconditionally agrees to an assumption of the Agreement and to be bound to the terms, conditions and obligations contained therein and herein. All benefits, obligations, representations, warranties, conditions, terms and liabilities previously undertaken by Bayer Corporation pursuant to the terms of the Agreement or as amended by this Addendum are hereby assumed by Intervet Inc.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, subject to the terms of this Addendum.

3. Intervet agrees to the following volumes of Intervet Labeled Product, which is defined as all Product purchased by Intervet or Intervet Affiliated Companies, both domestic and international and AgriLabs agrees to the following volumes of AgriLabs Signature Cell Line Products:

Year Ending	12-31-2001	12-31-2002	12-31-2003	12-31-2004
[***]	$[***]	$[***]	$[***]	$[***]
[***]	$[***]	$[***]	$[***]	$[***]
[***]	$[***]	$[***]	$[***]	$[***]

*** Confidential Treatment Requested

4. The Term of the Agreement shall be extended through the 31st day of December 2004.

5. *Pursuant to Paragraph 3, Intervet agrees to purchase the $[***] prior to December 31, 2001 by issuing purchase orders in compliance with the terms of the Supply Agreement. Intervet further agrees to notify AgriLabs by June 1, 2001 of Intervet's intention regarding volume commitments for the ~~remaining~~ coming year ~~of the contract~~. In the event Intervet will not commit to the volumes in Paragraph 3 of this Agreement for the year 2002 ~~through 2004~~ then AgriLabs' sole remedy shall be the termination of the exclusive supply provisions of the Supply Agreement and Inter-vet shall have non-exclusive rights to the Product beginning January 1, 2002 and continuing for the remainder of the contract period.

6. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: [signature]

Title: Vice President

Date: 1/12/01

AGRILABORATORIES, LTD.

By: [signature]
Steve Schram

Title: President/CEO

Date: 1/8/01

SUPPLY AGREEMENT

(AgriLabs Supply of Signature Cell Line™ Products to Bayer)

This Supply Agreement is effective as of 1 January 2000 between:

Bayer Corporation

a company duly incorporated in Indiana maintaining offices of its Agriculture Division at 9009 West 67th Street, Shawnee Mission, Kansas, 66201-0390 (hereinafter "Bayer"); and

Agri Laboratories, Ltd.

a company duly incorporated in Delaware with its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 (hereinafter "AgriLabs").

WHEREAS AgriLabs has exclusive commercial rights to be supplied with, and to market. the Signature range of biological products, (collectively hereinafter the "Product", more particularly described in the attached Schedule A) in the animal health biologicals market; and

WHEREAS Bayer desires to market the Product in the form of finished goods under its own label and trademarks in the United States and Canada (hereinafter the "Territory"); and

WHEREAS Bayer desires to purchase from AgriLabs, and AgriLabs desires to supply to Bayer, the Product for resale by Bayer in the Territory.

NOW THEREFORE, AgriLabs and Bayer, intending to be legally bound, hereby agree as follows:

1. <u>Supply of the Product</u>

1.1 AgriLabs shall supply the Product to Bayer manufactured in accordance with the Product specifications (the "Specifications") set forth in the attached Schedule A.

1.2 Bayer shall purchase the Product from AgriLabs under the terms of this Agreement for resale by Bayer in the Territory.

1.3 Except as the parties may otherwise agree in writing, AgriLabs shall supply the Product to Bayer as finished goods ready for resale in the Territory.

2. Quantity

2.1 Bayer shall order the Product in the minimum per order quantities specified in the attached Schedule B.

3. Price and Terms of Payment

3.1 AgriLabs shah supply the Product to Bayer, at prices specified in Schedule C.

3.2 AgriLabs shipments of the Product shall be invoiced in U.S. dollars. Bayer shall pay the invoices in U.S. dollars within thirty (30) days of invoice.

3.3 [***]

*** Confidential Treatment Requested

4. Commercial Terms

4.1 AgriLabs grants to Bayer the right to use and sell the Product in the Territory itself or through its Affiliate Bayer Inc. which grant shall be exclusive in the United States except with respect to AgriLabs and non-exclusive in Canada.

4.2 AgriLabs grants to Bayer and Bayer's Canadian Affiliate Bayer Inc. the irrevocable right to use the Signature Cell Line" trademark in connection with the sale of the Product in the Territory in conjunction with Bayer's own trademarks on a royalty free basis, during the term of this Agreement.

4.3 Each party shall use and sell the Product only under its own label and owned trademarks in the Territory.

4.4 AgriLabs shall not, nor cause or permit its contract manufacturer to private label the Product for any third party in the United States.

4.5 The term of this Agreement shall be coextensive with the term of the Supply Agreement (Bayer's Supply of Once PMH® to AgriLabs) of even date.

4.6 Technical Information
AgriLabs grants to Bayer the right to access and use technical information (field trial data related to Product efficacy, safety, duration of immunity, cell mediated immunity, comparative competitive product performance studies, etc.) generated by AgriLabs in support of sales of the Product in AgriLabs' possession as of the effective date of this Agreement.

5. Forecasts and Orders

5.1 Upon execution of this Agreement, and on the first day of each month thereafter, Bayer shall provide to AgriLabs and AgriLabs' contract manufacturer (by copy) a forecast of its requirements for the Product for the Territory, by month, by presentation, for the immediately succeeding twelve (12) month period.

5.2 Bayer shall use its reasonable best efforts to ensure that its requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Product by Bayer shall be by written purchase orders only.

5.3 Bayer shall furnish to AgriLabs and AgriLabs' contract manufacturer (by copy) firm purchase orders at least one hundred fifty (150) days in advance of the requested delivery date. No purchase order shall be binding upon AgriLabs unless accepted in writing, which acceptance shall not be unreasonably withheld. AgriLabs will provide Bayer with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof. Bayer's initial order is to be placed by 1 September 1999.

6. Shipments

6.1 Unless requested otherwise by Bayer, delivery of the Product shall be, FOB AgriLabs contract manufacturer in Des Moines, Iowa. Bayer shall arrange common carrier transportation of the Product thereafter. Title to and risk of loss of the Product shall pass to Bayer at the time of delivery to the Bayer specified carrier.

6.2 AgriLabs shall dispatch each shipment of the Product to Bayer to meet the agreed-upon delivery dates specified in Bayer's purchase orders.

6.3 Shipments of the Product shall be deemed accepted by Bayer upon final release by Bayer quality control representatives. Bayer may, by written notice to AgriLabs within thirty (30) days of receipt of a shipment of the Product, decline acceptance of goods which do not meet the Specifications; provided, however, that AgriLabs shall have no liability for defective goods where the non-conformity with the Specifications was caused solely by Bayer. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Product delivered.

If AgriLabs disputes the written notification from Bayer, the parties shall submit samples of the rejected Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by AgriLabs unless such analysis shows that the Product does meet the Specifications in which case Bayer shall bear the cost of such analysis. AgriLabs shall be responsible for the disposal of defective Product where the non-conformity with the Specifications was caused by AgriLabs and

AgriLabs shall either replace such Product or credit Bayer the purchase price of such Product against future purchases, at Bayer's option.

7. Labeling and Packaging

7.1 AgriLabs and its contract manufacturer shall be responsible for determining and maintaining the content of all labeling for the Product that is required by law. Such labeling shall conform to the USDA or Agriculture Canada approved labeling for the Product as the case may be.

7.2 Bayer shall supply to AgriLabs, in a timely fashion, examples of Bayer's standard product trade dress and any related camera-ready art work to assist AgriLabs' contract manufacturer in producing the labeling and packaging for the Product.

7.3 Bayer shall be responsible for any and all additional labeling and packaging costs associated with the Product beyond the basic Specifications set forth in the attached Schedule A.

8. Promotional Materials and Advertising

8.1 Bayer shall bear the cost of promotional materials and advertising for the Product marketed under Bayer's trademark.

8.2 Bayer shall not in any way represent the Product in a manner inconsistent with the approved labeling for the Product.

8.3 Bayer shall maintain the same controls and supervision over the written and oral presentations concerning the Product as it does with respect to its other products.

9. Trademarks

9.1 Bayer shall market the Product in the Territory using its own trademarks; provided Bayer shall have the right to use the Signature Cell Line™ trademark as set forth in Section 4.2.

10. Product Licenses and License Files

10.1 AgriLabs and/or its contract manufacturer shall own and be responsible for maintaining the product licenses for the Product for such time that AgriLabs' or its contract manufacturer manufactures the Product for Bayer.

10.2 AgriLabs and its contract manufacturer shall provide reasonable assistance to Bayer's Canadian Affiliate Bayer Inc. in obtaining any label registrations, marketing authorizations and/or import permits for the Product in Canada provided Bayer Inc. incurs all costs associated therewith.

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11. Product Inquiries and Complaints

11.1 Inquires or complaints from users of the Product in the Territory, related to the quality of the Product, shall be handled by Bayer's Veterinary Services Department. AgriLabs and/or its contract manufacturer will assist Bayer in addressing any Product quality related issues. AgriLabs and Bayer will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

12. Quality Control

12.1 AgriLabs and its contract manufacturer shall permit Bayer's quality control representatives, at reasonable times and on reasonable notice, to inspect the plant(s) at which AgriLabs' contract manufacturer shall be manufacturing and packing the Product for shipment.

12.2 AgriLabs and its contract manufacturer shall cause the Product to be manufactured according to USDA Outlines of Production for the Product and the Specifications set forth in Schedule A.

12.3 AgriLabs and/or its contract manufacturer shall provide to Bayer all material and process specifications, employee safety precautions, and information on storage and handling of the Product as may be necessary for Bayer to handle the Product safely and properly.

12.4 Unless the parties otherwise agree, Bayer shall not be required to accept any Product purchased pursuant to this Agreement if such Product has remaining expiration dating of less than eighteen (18) months.

12.5 AgriLabs shall cause to be maintained by its contract manufacturer reserve samples and serial records for each serial according to any applicable legal requirements.

12.6 In the event of a recall of any Product marketed by Bayer in the Territory necessitated by the failure of the Product to conform to the Specifications or by the failure of the Product to comply with any applicable laws and regulations, then (1) Bayer shall immediately notify AgriLabs and/or its contract manufacturer and (2) AgriLabs and its contract manufacturer shall be responsible for recalling the defective Product, with the assistance of Bayer. AgriLabs shall bear the costs of such recall and AgriLabs further shall either replace the non-conforming Product (within ninety (90) days) or give Bayer a corresponding credit for the purchase price of such Product.

In the event of a recall of any of the Product marketed by Bayer in the Territory necessitated by the failure of the Product to conform with the Specifications or by failure of the Product to comply with any applicable laws or regulations where such failures were caused by Bayer, AgriLabs shall have no

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responsibility to bear the costs of such recall nor to replace Product free of charge or to give a corresponding credit to Bayer.

12.7 AgriLabs and its contract manufacturer shall be responsible for maintaining the licenses and/or registrations for the Product and shall provide prompt notice to Bayer of any changes in such licenses and/or registrations.

13. Warranties

13.1 AgriLabs warrants to Bayer that each serial of the Product sold to Bayer shall, at the time of receipt by Bayer, conform to the Specifications and shall meet all such specifications throughout the approved USDA shelf-life for the Product. USDA release Form 2008 and other internal quality control records for the serial that Bayer may reasonably request will accompany each shipment.

13.2 AgriLabs further warrants to Bayer that, in the event any of the Product does not meet the Specifications set forth in Schedule A, which is caused by AgriLabs, (subject to verification by the procedure provided in Section 6.3) AgriLabs shall either replace the non-conforming Product or give Bayer a credit against future purchases for the purchase price of such non-conforming goods, at Bayer's option.

13.3 AgriLabs further warrants that it has the requisite rights to enter into and perform all aspects of this Agreement, including without limitation the granting of rights to Bayer hereunder.

13.4 AgriLabs warrants that Product sold to Bayer does not infringe any patent or proprietary rights of any third party.

13.5 EXCEPT AS PROVIDED IN THIS SECTION 13, AGRILABS MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.

14. Indemnity

14.1 Bayer shall indemnify AgriLabs and its contract manufacturer and their directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) any claim or suit involving the Product in the nature of products liability except with respect to those claims or suits in which liability is proved on the basis that the Product involved failed to meet the Specifications due to an act or omission on the part of AgriLabs or its contract manufacturer, or (ii) Bayer's performance or breach of its obligations, representations, or warranties under this Agreement, or (iii) the storage, handling, promotion, marketing, sale, or distribution of the Product in the Territory, or (iv) Bayer's negligence, errors, or omissions, or (v) a claim that the use, sale, advertising or distribution of the Product infringes a trademark, trade name or trade dress of a third party other than the Signature Cell Line™ trademark.

14.2 AgriLabs shall indemnify Bayer and its directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) AgriLabs' performance or breach of its obligations, representations, or warranties under this Agreement, or (ii) AgriLabs' negligence, errors, or omissions, or (iii) a claim that the use, sale, advertising or distribution of the Product infringes the Signature Cell Line™ trademark.

14.3 This Section 14 shall survive termination of this Agreement.

15. Term and Termination

15.1 This Agreement shall become effective on the date first written above and unless earlier terminated pursuant to Section 15.2 or 15.3 hereof shall remain in effect until 31 December 2001. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

15.2 This Agreement shall automatically terminate or expire, as the case may be, upon termination or expiration of the Supply Agreement (Bayer's Supply of Once PMH® to AgriLabs) of even date herewith for whatever reason

15.3 This Agreement may be terminated by either party if:

(i). The other party commits a breach of any of its obligations under this Agreement which shall not have been remedied within thirty (30) days from the party's giving of notice of such breach; or

(ii). The other party becomes insolvent, makes an assignment for the benefit of its creditors, or is placed in receivership, liquidation, or bankruptcy; or

(iii). The other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of a least fifty percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtain such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this paragraph (iii) must do so within ninety (90) days of the change of control or else it waives such right.

15.4 The right of either party to terminate this Agreement provided in Section 15.3 shall not be affected in any way by its waiver of, or failure to take action with respect to, any other default or by the granting of any time or other indulgence.

15.5 Bayer shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

16. Compliance with Law

16.1 AgriLabs and its contract manufacturer shall comply with the laws and regulations of all countries of the Territory in which the Product is licensed and/or registered that are applicable to AgriLabs' supply of the Product to Bayer.

16.2 Bayer shall comply with the laws and regulations of all countries of the Territory that are applicable to Bayer's marketing, distribution and sale of the Product.

17. Confidentiality

17.1 Except as may be required by law, neither Bayer nor AgriLabs shall:

(i). Disclose to any third party (except affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

(ii). Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information, which may be revealed by one party to the other.

(iii). AgriLabs may disclose such information received from Bayer to its contract manufacture to the extent required to perform its obligations hereunder; provided its contract manufacture agrees to keep such information confidential.

This requirement of confidentiality shall not apply to information which is or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under an obligation of non-disclosure to either party to this Agreement.

17.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to

III-175

disclose the terms of this Agreement to any third parties, with the exception of AgriLabs' contract manufacturer.

17.3 The terms of this Section 17 shall survive the expiration or termination of this Agreement for a period of three (3) years.

18. Force Majeure

18.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

19. Inability to Supply

19.1 If for any reason (including force majeure as defined in Section 18) AgriLabs foresees an inability to supply Bayer with its requirements for the Product, then AgriLabs shall immediately notify Bayer. AgriLabs and Bayer shall meet at either party's request as soon as possible to attempt to resolve the problem of supply.

20. Assignment

20.1 This Agreement shall not be assigned by either party without the written consent of the other party; provided, however, that either party may assign this Agreement to an affiliate without the other party's consent.

For purposes of this Agreement, the term "affiliate" shall mean any firm or corporation which controls, is controlled by, or is under common control with either AgriLabs or Bayer, as the case may be, with "control" meaning direct or indirect ownership or more than fifty percent (50%) of all issued shares of the subject entity with power to vote, or the power in fact to control management decisions of such entity.

21. Non-Waiver and Other Remedies

21.1 The failure of either party to insist upon the strict and punctual performance of every provision of this Agreement shall not constitute waiver of nor estoppel against asserting the right to require such performance, nor shall a waiver and

III-176

estoppel in one instance constitute a waiver or estoppel with respect to any other breach whether of a similar nature or otherwise.

22. Unenforceable Terms

22.1 In the event that any provision of this Agreement shall for any reason be finally adjudged as invalid, illegal, or unenforceable in any respect by any court, arbitration panel, commission, or agency having jurisdiction over either party or an affiliate of either party, the validity of the Agreement as a whole shall not be affected. The parties, rather, shall undertake to replace ineffective clauses with legally effective ones which come as close as possible to the sense of the ineffective clauses and the purpose of this Agreement.

23. Notices

23.1 All notices or other communications, which shall or may be given pursuant to this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by registered or certified mail, or telefax, addressed as follows:

If to AgriLabs:
Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

If to Bayer:
Bayer Corporation
Agriculture Division, Animal Health
9009 West 67th Street
Shawnee Mission, Kansas 66201-0390
Attn: Vice President, New Business Development

23.2 Either party may change its address for purposes of this clause by giving written notice of such change to the other party.

24. Agency and Representation

24.1 The legal relationship between the parties shall not be understood so that either party is deemed a partner or agent of the other party, no will it confer upon either party the right or power to bind the other party in any contract or to the performance of any obligations to any third party. Each party shall conduct its transactions and operations with the other as an independent contractor.

25. Year 2000 Readiness

25.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard

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of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

25.2 Provided a party complies with Section 25.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR, SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

25.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

26. <u>Governing Law</u>

26.1 This Agreement shall be governed by and construed in accordance with the laws of Missouri, without regard to the conflict of laws provisions thereof.

27. <u>Amendments</u>

27.1 No amendment, addition, or deletion to this Agreement shall be effective unless in writing and executed by both parties.

28. <u>Headings</u>

28.1 The clause headings throughout this Agreement are for convenience and reference only, and the words contained in them shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized officers or representatives as of the day an year first written above.

Agri Laboratories, Ltd.	Bayer Corporation Agriculture Division
By: [signature]	By: [signature]
Printed Name: STEVE SCHRAM	Printed Name: Gary R. Zimmerman
Title: President	Title: Vice President, New Business Development
Date: 8/12/99	Date: 8·16·99

III-179

SCHEULE A
Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
1071.20	Titanium BRSV 3	Bovine Rhinotracheitis-Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	[***]	[***]
1091.20	Titanium BRSV	Bovine Respiratory Syncytial Virus Vaccine, Modified Live Virus	[***]	[***]
1101.20	Titanium IBR	Bovine Rhinotracheitis Vaccine, Modified Live Virus	[***]	[***]
1121.20	No Trade Name	Bovine Rhinotracheitis-Parainfluenza3 Vaccine, Modified Live Virus	[***]	[***]
1151.20	Titanium 3 (IBR, BVD1, BVD2)	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Modified Live Virus	[***]	[***]
1161.20	Titanium 2 (PI3, BRSV)	Bovine Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	[***]	[***]
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza3 Vaccine, Modified Live Virus	[***]	[***]
1181.20	Titanium 5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluena3 Respiratory Syncytial Virus Vaccine, Modified Live Virus	[***]	[***]
11A1.20	Titanium 3 + BRSV	Bovine Rhinotracheitis-Virus Diarrhea-Respiratory Syncytial Virus Vaccine, Modified Live Virus	[***]	[***]
1201.20	No Tradename	Bovine Virus Diarrhea Vaccine, Modified Live Virus	[***]	[***]
1841.20	No Tradename	Bovine Parainfluenza3 Vaccine, Modified Live Virus	[***]	[***]
4089.20	Titanium IBR LP	Bovine Rhinotracheitis Vaccine, Modified Live Virus, Leptospira Pomona Bacterin	[***]	[***]
4367.20	Titanium 3 + BRSV LP	Bovine Rhinotracheitis-Virus Diarrhea-Respiratory Syncytial Virus Vaccine, Modified Live Virus, Leptospira Pomona Bacterin	[***]	[***]
4461.20	Titanium 5+L5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza3 Vaccine, Modified Live Virus, Leptospira Canicola-Grippotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	[***]	[***]
			[***]	[***]
1155.20	MasterGuard 3	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Killed Virus	[***]	[***]
1187.20	MasterGuard Preg 5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfleunza3-Respiratory Syncytial Virus Vaccine Killed & Modified Live	[***]	[***]
1205.20	MasterGuard 2	Bovine Virus Diarrhea Vaccine, Killed Virus	[***]	[***]
4335.20	MasterGuard 8	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Killed Virus-Leptospira Canicola-Gripptotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	[***]	[***]
4469.20	MasterGuard 10	Bovine Rhinotracheitis-Virus Diarrhea Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live and Killed Virus-Leptospira Canicola-Grippotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	[***]	[***]

*** Confidential Treatment Requested

Schedule B

Minimum Quantities Per Order

APHIS Code	Description	Package Size	Units
1071.20	Titanium BRSV 2	10 ds	[***]
		50 ds	[***]
1091.20	Titanium BRSV	10 ds	[***]
		50 ds	[***]
1101.20	Titanium IBR	10 ds	[***]
		50 ds	[***]
1121.20	No Trade Name	10 ds	[***]
		50 ds	[***]
1151.20	Titanium 3 (IBR, BVD1, BVD2)	10 ds	[***]
		50 ds	[***]
1161.20	Titanium 2 (PI3, BRSV)	10 ds	[***]
		50 ds	[***]
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	10 ds	[***]
		50 ds	[***]
1181.20	Titanium 5	10 ds	[***]
		50 ds	[***]
11A1.20	Titanium 3 + BRSV	10 ds	[***]
		50 ds	[***]
1201.20	No Tradename	10 ds	[***]
		50 ds	[***]
1841.20	No Tradename	10 ds	[***]
		50 ds	[***]
4089.20	Titanium IBR LP	10 ds	[***]
		50 ds	[***]
4367.20	Titanium 3 + BRSV LP	10 ds	[***]
		50 ds	[***]
4461.20	Titanium 5+L5	10 ds	[***]
		50 ds	[***]
1155.20	MasterGuard 3	10 ds	[***]
		20 ds	[***]
1187.20	MasterGuard Preg 5	10 ds	[***]
		20 ds	[***]
1205.20	MasterGuard 2	10 ds	[***]
		20 ds	[***]
4335.20	MasterGuard 8	10 ds	[***]
		20 ds	[***]
4469.20	MasterGuard 10	10 ds	[***]
		20 ds	[***]

*** Confidential Treatment Requested

Schedule C

Minimum Quantities Per Order

APHIS Code	Description	Package Size	Price USD
1071.20	Titanium BRSV 2	10 ds	[***]
		50 ds	[***]
1091.20	Titanium BRSV	10 ds	[***]
		50 ds	[***]
1101.20	Titanium IBR	10 ds	[***]
		50 ds	[***]
1121.20	No Trade Name	10 ds	[***]
		50 ds	[***]
1151.20	Titanium 3 (IBR, BVD1, BVD2)	10 ds	[***]
		50 ds	[***]
1161.20	Titanium 2 (PI3, BRSV)	10 ds	[***]
		50 ds	[***]
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	10 ds	[***]
		50 ds	[***]
1181.20	Titanium 5	10 ds	[***]
		50 ds	[***]
11A1.20	Titanium 3 + BRSV	10 ds	[***]
		50 ds	[***]
1201.20	No Tradename	10 ds	[***]
		50 ds	[***]
1841.20	No Tradename	10 ds	[***]
		50 ds	[***]
4089.20	Titanium IBR LP	10 ds	[***]
		50 ds	[***]
4367.20	Titanium 3 + BRSV LP	10 ds	[***]
		50 ds	[***]
4461.20	Titanium 5+L5	10 ds	[***]
		50 ds	[***]
1155.20	MasterGuard 3	10 ds	[***]
		20 ds	[***]
1187.20	MasterGuard Preg 5	10 ds	[***]
		20 ds	[***]
1205.20	MasterGuard 2	10 ds	[***]
		20 ds	[***]
4335.20	MasterGuard 8	10 ds	[***]
		20 ds	[***]
4469.20	MasterGuard 10	10 ds	[***]
		20 ds	[***]

[***]

*** Confidential Treatment Requested

EXHIBIT 6.6

[CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION]

ADDENDUM TO SUPPLY AGREEMENT
(Bayer's Once PMH Product 8-17-99)

This Addendum to the Supply Agreement (Bayer's Once PMH Product) dated August 17, 1999 (the "Agreement") is made and entered into on this 19 day of January 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (Hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 17, 1999; and

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement; and

WHEREAS, on or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer; and

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to assume the terms of the Agreement with AgriLabs as modified; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to Bayer in the Agreement shall be deleted and replaced with Intervet Inc. Intervet hereby assumes the Agreement and shall be bound by the terms, conditions, benefits and obligations contained therein and herein.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, as amended by the terms of this Addendum.

3. The Term of the Agreement shall be extended through the 31st day of December 2004.

4. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: [signature]

Title: Director, Business Development

Date: 8 Dec 2000

By: [signature]

Title: President

Date: 12|15|00

AGRILABORATORIES, LTD.

By: [signature]

Title: President/CEO

Date: 1/19/01

SUPPLY AGREEMENT

(Bayer's Supply of Once PMH® Product to AgriLabs)

This Supply Agreement is effective as of 1 January 2000 between:

Bayer Corporation

a company duly incorporated in Indiana maintaining offices of its Agriculture Division at 9009 West 67th Street, Shawnee Mission, Kansas, 66201-0390 (hereinafter "Bayer"); and

Agri Laboratories, Ltd.

a company duly incorporated in Delaware with its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 (hereinafter "AgriLabs").

WHEREAS Bayer has exclusive commercial rights to a Pasteurella haemolytica-multocida vaccine for cattle sold under Bayer's own label and trademark Once PMH® (hereinafter the "Product", more particularly described in the attached Schedule A) in the animal health biologicals market; and

WHEREAS AgriLabs desires to market the Product in the form of finished goods under its own label and trademark in the United States (hereinafter the "Territory"); and

WHEREAS AgriLabs desires to purchase from Bayer, and Bayer desires to supply to AgriLabs, the Product for resale by AgriLabs in the Territory.

NOW THEREFORE, Bayer and AgriLabs, intending to be legally bound, hereby agree as follows:

1. <u>Supply of the Product</u>

1.1 Bayer shall supply the Product to AgriLabs manufactured in accordance with the Product specifications (the "Specifications") set forth in the attached Schedule A.

1.2 AgriLabs shall purchase the Product from Bayer under the terms of this Agreement for resale by AgriLabs in the Territory.

1.3 Except as the parties may otherwise agree in writing, Bayer shall supply the Product to AgriLabs as finished goods ready for resale in the Territory.

2. Quantity

2.1 AgriLabs shall order the Product in the minimum per order quantity specified in the attached Schedule B.

3. Price and Terms of Payment

3.1 Bayer shall supply the Product to AgriLabs, at prices specified in Schedule C except for any additional labeling and packaging costs as provided for in Section 7.3.

3.2 Bayer shipments of the Product shall be invoiced in U.S. dollars. AgriLabs shall pay the invoices in U.S. dollars within thirty (30) days of invoice.

4. Commercial Terms

4.1 Bayer grants to AgriLabs the right to use and sell the Product in the Territory which grant shall be exclusive except with respect to Bayer.

4.2 Each party shall use and sell the Product only under its own label and owned trademarks in the Territory.

4.3 Bayer shall not, nor cause or permit its contract manufacturer (as the case may be) to, private label the Product for any third party in the Territory.

4.4 The term of this Agreement shall be coextensive with the term of the Supply Agreement (AgriLabs Supply of Signature Cell Line™ Products to Bayer) of even date herewith.

5. Forecasts and Orders

5.1 Upon execution of this Agreement, and on the first day of each month thereafter, AgriLabs shall provide to Bayer a forecast of its requirements for the Product for the Territory, by month, by presentation, for the immediately succeeding twelve (12) month period.

5.2 AgriLabs shall use its reasonable best efforts to ensure that its requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Product by AgriLabs shall be by written purchase orders only.

5.3 AgriLabs shall furnish to Bayer firm purchase orders at least one hundred fifty (150) days in advance of the requested delivery date. No purchase order shall be binding upon Bayer unless accepted in writing, which acceptance shall not be unreasonably withheld. Bayer will provide AgriLabs with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof. AgriLabs initial order is to be placed by 1 September 1999.

6. Shipments

6.1 Unless requested otherwise by AgriLabs, delivery of the Product shall be, FOB Bayer's or Bayer's contract manufacturer facility. AgriLabs shall arrange common carrier transportation of the Product thereafter. Title to and risk of loss of the Product shall pass to AgriLabs at the time of delivery to the AgriLabs specified carrier.

6.2 Bayer shall dispatch each shipment of the Product to AgriLabs to meet the agreed-upon delivery dates specified in AgriLabs purchase orders.

6.3 Shipments of the Product shall be deemed accepted by AgriLabs upon final release by AgriLabs' quality control representatives. AgriLabs may, by written notice to Bayer within thirty (30) days of receipt of a shipment of the Product, decline acceptance of goods which do not meet the Specifications; provided, however, that Bayer shall have no liability for defective goods where the non-conformity with the Specifications was caused solely by AgriLabs. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Product delivered.

If Bayer disputes the written notification from AgriLabs, the parties shall submit samples of the rejected Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by Bayer unless such analysis shows that the Product does meet the Specifications in which case AgriLabs shall bear the cost of such analysis. Bayer shall be responsible for the disposal of defective Product where the non-conformity with the Specifications was caused by Bayer and Bayer shall either replace such Product or credit AgriLabs the purchase price of such Product against future purchases, at AgriLabs' option.

7. Labeling and Packaging

7.1 Bayer and/or its contract manufacturer shall be responsible for determining and maintaining the content of all labeling for the Product that is required by law. Such labeling shall conform to the USDA approved labeling for the Product.

7.2 AgriLabs shall supply to Bayer, in a timely fashion, examples of AgriLabs' standard product trade dress and any related camera-ready art work to assist Bayer and/or its contract manufacturer in producing the labeling and packaging for the Product.

7.3 AgriLabs shall be responsible for any and all additional labeling and packaging costs associated with the Product beyond the basic Specifications set forth in the attached Schedule A.

8. Promotional Materials and Advertising

8.1 AgriLabs shall bear the cost of promotional materials and advertising for the Product marketed under AgriLabs' label and trademark.

8.2 AgriLabs shall not in any way represent the Product in a manner inconsistent with the approved labeling for the Product.

8.3 AgriLabs shall maintain the same controls and supervision over the written and oral presentations concerning the Product as it does with respect to its other products.

9. Trademarks

9.1 AgriLabs shall market the Product in the Territory using its own trademark.

10. Product Licenses and License Files

10.1 Bayer and/or its contract manufacturer shall own and be responsible for maintaining the product license for the Product for such time that Bayer or its contract manufacturer manufactures the Product for AgriLabs.

11. Product Inquiries and Complaints

11.1 Inquires or complaints from users of the Product in the Territory, related to the quality of the Product, shall be handled by AgriLabs' Technical Service Veterinarians. Bayer and/or its contract manufacturer will assist AgriLabs in addressing any Product quality related issues. Bayer and AgriLabs will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

12. Quality Control

12.1 Bayer and/or its contract manufacturer shall permit AgriLabs' quality control representatives, at reasonable times and on reasonable notice, to inspect the plant(s) at which Bayer shall be manufacturing and packing the Product for shipment.

12.2 Bayer and/or its contract manufacturer shall cause the Product to be manufactured according to USDA Outlines of Production for the Product and the Specifications set forth in Schedule A.

12.3 Bayer and/or its contract manufacturer shall provide to AgriLabs all material and process specifications, employee safety precautions, and information on storage and handling of the Product as may be necessary for AgriLabs to handle the Product safely and properly.

12.4 Unless the parties otherwise agree, AgriLabs shall not be required to accept any Product purchased pursuant to this Agreement if such Product has remaining expiration dating of less than eighty-five percent (85%) of its approved dating.

12.5 Bayer and/or its contract manufacturer shall reserve samples and serial records for each serial according to any applicable legal requirements.

12.6 In the event of a recall of any Product marketed by AgriLabs in the Territory necessitated by the failure of the Product to conform to the Specifications or by the failure of the Product to comply with any applicable laws and regulations, then (1) AgriLabs shall immediately notify Bayer and (2) Bayer and/or its contract manufacturer shall be responsible for recalling the defective Product, with the assistance of AgriLabs. Bayer shall bear the costs of such recall and Bayer further shall either replace the non-conforming Product (within ninety (90) days) or give AgriLabs a corresponding credit for the purchase price of such Product.

In the event of a recall of any of the Product marketed by AgriLabs in the Territory necessitated by the failure of the Product to conform with the Specifications or by failure of the Product to comply with any applicable laws or regulations where such failures were caused by AgriLabs, Bayer shall have no responsibility to bear the costs of such recall nor to replace Product free of charge or to give a corresponding credit to AgriLabs.

12.7 Bayer and/or its contract manufacturer shall be responsible for maintaining the license and/or registration for the Product and shall provide prompt notice to AgriLabs of any changes in such license and/or registration.

13. Warranties

13.1 Bayer warrants to AgriLabs that each serial of the Product sold to AgriLabs shall, at the time of receipt by AgriLabs, conform to the Specifications and shall meet all such specifications throughout the approved U.S.D.A. shelf-life for the Product. U.S.D.A. release Form 2008 and other internal quality control records for the serial that AgriLabs may reasonably request will accompany each shipment.

13.2 Bayer further warrants to AgriLabs that, in the event any of the Product does not meet the Specifications set forth in Schedule A, which is caused by Bayer, (subject to verification by the procedure provided in Section 6.3) Bayer shall either replace the non-conforming Product or give AgriLabs a credit against future purchases for the purchase price of such non-conforming goods, at AgriLabs' option.

13.3 Bayer further warrants that it has the requisite rights to enter into and perform all aspects of this Agreement, including without limitation the granting of rights to AgriLabs hereunder.

13.4 Bayer warrants that Product sold to AgriLabs does not infringe any patent or proprietary rights of any third party.

13.5 EXCEPT AS PROVIDED IN THIS SECTION 13, BAYER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.

14. Indemnity

14.1 AgriLabs shall indemnify Bayer and/or its contract manufacturer and their directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) any claim or suit involving the Product in the nature of products liability except with respect to those claims or suits in which liability is proved on the basis that the Product involved failed to meet the Specifications due to an act or omission on the part of Bayer or its contract manufacturer, or (ii) AgriLabs' performance or breach of its obligations, representations, or warranties under this Agreement, or (iii) the storage, handling, promotion, marketing, sale, or distribution of the Product in the Territory, or (iv) AgriLabs' negligence, errors, or omissions, or (v) a claim that the use, sale, advertising or distribution of the Product infringes a trademark, trade name or trade dress of a third party.

14.2 Bayer shall indemnify AgriLabs and its directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) Bayer's performance or breach of its obligations, representations, or warranties under this Agreement, or (ii) Bayer's negligence, errors, or omissions.

14.3 This Section 14 shall survive termination of this Agreement.

15. Term and Termination

15.1 This Agreement shall become effective on the date first written above and unless earlier terminated pursuant to Section 15.2 or 15.3 hereof shall remain in effect until 31 December 2001. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

15.2 This Agreement shall automatically terminate or expire, as the case may be, upon termination or expiration of the Supply Agreement (AgriLabs' Supply of Signature Cell Line™ Products to Bayer) of even date herewith for whatever reason.

15.3 This Agreement may be terminated by either party if:

(i) The other party commits a breach of any of its obligations under this Agreement which shall not have been remedied within thirty (30) days from the party's giving of notice of such breach; or

(ii) The other party becomes insolvent, makes an assignment for the benefit of its creditors, or is placed in receivership, liquidation, or bankruptcy; or

(iii) The other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of a least fifty- percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtain such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this paragraph (iii) must do so within ninety (90) days of the change of control or else it waives such right.

15.4 The right of either party to terminate this Agreement provided in Section 15.3 shall not be affected in any way by its waiver of, or failure to take action with respect to, any other default or by the granting of any time or other indulgence.

15.5 AgriLabs shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

16. Compliance with Law

16.1 Bayer and/or its contract manufacturer shall comply with the laws and regulations of the United States that are applicable to Bayer's supply of the Product to AgriLabs.

16.2 AgriLabs shall comply with the laws and regulations of the United States that are applicable to AgriLabs' marketing, distribution and sale of the Product.

17. Confidentiality

17.1 Except as may be required by law, neither Bayer nor AgriLabs shall:

(i). Disclose to any third party (except affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

(ii). Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information, which may be revealed by one party to the other.

(iii). Bayer may disclose such information received from AgriLabs to its contract manufacturer to the extent required to perform its obligations hereunder; provided its contract manufacturer agrees to keep such information confidential.

This requirement of confidentiality shall not apply to information which is or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under an obligation of non-disclosure to either party in this Agreement.

17.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to disclose the terms of this Agreement to any third parties, with the exception of Bayer's contract manufacturer.

17.3 The terms of this Section 17 shall survive the expiration or termination of this Agreement for a period of three (3) years.

18. Force Majeure

18.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

19. Inability to Supply

19.1 If for any reason (including force majeure as defined in Section 18) Bayer foresees an inability to supply AgriLabs with its requirements for the Product, then Bayer shall immediately notify AgriLabs. Bayer and AgriLabs shall meet at either party's request as soon as possible to attempt to resolve the problem of supply.

20. Assignment

20.1 This Agreement shall not be assigned by either party without the written consent of the other party; provided, however, that either party may assign this Agreement to an affiliate without the other party's consent.

For purposes of this Agreement, the term "affiliate" shall mean any firm or corporation which controls, is controlled by, or is under common control with either AgriLabs or Bayer, as the case may be, with "control" meaning direct or indirect ownership or more than fifty percent (50%) of all issued shares of the subject entity with power to vote, or the power in fact to control management decisions of such entity.

21. Non-Waiver and Other Remedies

21.1 The failure of either party to insist upon the strict and punctual performance of every provision of this Agreement shall not constitute waiver of nor estoppel against asserting the right to require such performance, nor shall a waiver and estoppel in one instance constitute a waiver or estoppel with respect to any other breach whether of a similar nature or otherwise.

22. Unenforceable Terms

22.1 In the event that any provision of this Agreement shall for any reason be finally adjudged as invalid, illegal, or unenforceable in any respect by any court, arbitration panel, commission, or agency having jurisdiction over either party or an affiliate of either party, the validity of the Agreement as a whole shall not be affected. The parties, rather, shall undertake to replace ineffective clauses with legally effective ones which come as close as possible to the sense of the ineffective clauses and the purpose of this Agreement.

23. Notices

23.1 All notices or other communications, which shall or may be given pursuant to this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by registered or certified mail, or telefax, addressed as follows:

If to AgriLabs: Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

If to Bayer: Bayer Corporation
Agriculture Division, Animal Health
9009 West 67th Street
Shawnee Mission, Kansas 66201-0390
Attn: Vice President, New Business Development

23.2 Either party may change its address for purposes of this clause by giving written notice of such change to the other party.

24. Agency and Representation

24.1 The legal relationship between the parties shall not be understood so that either party is deemed a partner or agent of the other party, no will it confer upon either party the right or power to bind the other party in any contract or to the performance of any obligations to any third party. Each party shall conduct its transactions and operations with the other as an independent contractor.

25. Year 2000 Readiness

25.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

25.2 Provided a party complies with Section 25.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR,

SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

25.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

26. Governing Law

26.1 This Agreement shall be governed by and construed in accordance with the laws of Missouri, without regard to the conflict of laws provisions thereof.

27. Amendments

27.1 No amendment, addition, or deletion to this Agreement shall be effective unless in writing and executed by both parties.

28. Headings

28.1 The clause headings throughout this Agreement are for convenience and reference only, and the words contained in them shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized officers or representatives as of the day an year first written above.

Agri Laboratories, Ltd.

By: [signature]

Printed Name: STEVE SCHRAM

Title: President

Date: 8/17/99

Bayer Corporation
Agriculture Division

By: [signature]

Printed Name: Gary R. Zimmerman

Title: Vice President, New Business Development

Date: 8.16.99

Schedule A

Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
1861.00	Once PMH®	Pasteurella Haemolytica - Multocida Vaccine, Avirulent Live Culture	November 24, 1998	18 mos.

Jennifer Spooner

Schedule B

Minimum Quantities Per Order

APHIS Code	Package Size	Units
[***]	[***]	[***]
	[***]	[***]
	[***]	[***]

*** Confidential Treatment Requested

Schedule C

Product Prices

APHIS Code	Package Size	Price USD
[***]	[***]	[***]
	[***]	[***]
	[***]	[***]

*** Confidential Treatment Requested

EXHIBIT 6.7

[CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION]

ADDENDUM TO SUPPLY AGREEMENT

(Bayer's Pasturella Haemolytica Vaccine and AgriLab's Bovine Rhinotracheitis-Virus Diarrhea (Types I&II)- Parainfluenza 3-Respiratory Syncytial Virus Vaccine, MLV 8-17-99)

This Addendum to the Supply Agreement (Bayer's Pasturella Haemolytica Vaccine and AgriLab's Bovine Rhinotracheitis-Virus Diarrhea (Types I&II)- Parainfluenza 3-Respiratory Syncytial Virus Vaccine, MLV) dated August 17, 1999 (the "Agreement") is made and entered into on this 19 day of January 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 17, 1999; and

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement; and

WHEREAS, on or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer; and

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to assume the terms of the Agreement with AgriLabs as modified; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to Bayer in the Agreement shall be deleted and replaced with Intervet Inc. Intervet hereby assumes the Agreement and shall be bound by the terms, conditions, benefits and obligations contained therein and herein.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, as amended by the terms of this Addendum.

3. The Term of the Agreement shall be extended through the 31st day of December 2004.

4. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: [signature]

Title: Director, Business Development

Date: 8 Dec 2000

By: [signature]

Title: President

Date: 12/15/00

AGRILABORATORIES, LTD.

By: [signature]

Title: President/CEO

Date: 1/19/01

Supply Agreement

This Supply Agreement is made and entered into this 16th day of August, 1999 by and between Bayer Corporation, Agriculture Division, Animal Health an Indiana corporation with a place of business in Shawnee Mission, Kansas 66201 ("Bayer") and Agri Laboratories, Ltd., a Delaware corporation with its principle place of business at 20927 State Route K, St. Joseph, Missouri 64505 ("AgriLabs").

Purpose

Whereas, Bayer has commercial rights to a Pasturella Haemolytica-Multocida Vaccine, Avirulent Live Culture for cattle (the "Bayer Component")

Whereas, AgriLabs has commercial rights to a bovine Rhinotracheitis-Virus Diarrhea (Types I & II), Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus (the "AgriLabs Component");and

Whereas, each of Bayer and AgriLabs desires to use the Bayer Component and the AgriLabs Component to manufacture, have manufactured use and sell a combination product comprised of the Bayer Component, the AgriLabs Component, and diluent in the form of a multi-vial container presentation (the "Product"); and

Whereas, subject to the terms of this Agreement, Bayer desires to sell to AgriLabs, on a semi-exclusive basis, the Bayer Component for use in further manufacturing of the Product under the USDA Split Manufacturing Regulations and to grant to AgriLabs the right to use and sell the Bayer Component in the Product under AgriLabs' own trademark and to use and sell the Product under AgriLab's own trademark; and

Whereas, subject to the terms of this Agreement, AgriLabs desires, to sell to Bayer, on a semi-exclusive basis, the AgriLabs Component for use in further manufacturing of the Product under the USDA Split Manufacturing Regulations and to grant to Bayer the right to use and sell the AgriLabs Component in the Product under Bayer's own trademark and to use and sell the Product under Bayer's own trademark.

Now, Therefore, in consideration of the mutual convenants contained herein and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

   1.1 "Bayer Component" shall mean a Pasturella Haemolytica-Multocida Vaccine, Avirulent Live Culture (APHIS Code No. 1861.00) and in respect of supply to AgriLabs means unlabeled 10 dose and/or 50 dose vials for use in the further manufacture of the Product

1.2 "AgriLabs Component" shall mean a bovine Rhinotracheitis-Virus Diarrhea (Types I & II), Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus (APHIS Code No.1181.20) and in respect of supply to Bayer means unlabeled 10 dose and/or 50 dose vials for use in the further manufacture of the Product.

1.3 "Product Component" shall mean the Bayer Component and/or the AgriLabs Component as the case may be.

1.4 "Product" shall mean the multi-vial container presentation made up of the Bayer Component, the AgriLabs Component and diluent.

1.5 "USDA" shall mean the United States Department of Agriculture.

1.6 "Territory" shall mean the United States and Canada.

1.7 "Affiliate" shall mean, during the period the same pertains, any corporation, person, firm, partnership or other entity, whether de jure or de facto, which directly or indirectly owns, is owned by, or is under common ownership with a party to this Supply Agreement having the power to vote on or direct the affairs of the entity, and any corporation, person, firm, partnership or other entity actually controlled by, controlling or under common control with a party to this Supply Agreement.

1.8 "Effective Date" shall mean the date on which the USDA approves the manufacture and sale of the Product in the United States.

2. **Supply Obligations**

2.1 **Supply**

Each party agrees during the Term of this Agreement to supply its Product Component to the other party subject to said party satisfying its obligations hereunder.

A. Bayer shall supply the Bayer Component manufactured in accordance with the Bayer Component specifications (the "Specifications") set forth in Schedule A.

B. AgriLabs shall supply the AgriLabs Component manufactured in accordance with the AgriLabs Component specifications (the "Specifications") set forth in Schedule B.

2.2 **Forecasts and Orders**

Each month each party shall provide the other party with a written estimate of its requirements for Product Component by month for the next 12 month period. All forecasts under this Agreement shall be for the purpose of assisting a party in planning and will not constitute an obligation on the part of either party to purchase or supply the quantities of Product Component indicated, as the case may be. Such obligation shall only be incurred by accepted purchase orders.

Each party shall furnish the other party with firm purchase orders at least one hundred fifty (150) days in advance of a requested delivery date. Each purchase order shall specify the quantities of Product Component, number of units, dose size and desired delivery date. No purchase order shall be binding unless accepted in writing, which acceptance shall not be unreasonably withheld. Each party shall provide the other party with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof.

No accepted purchase order shall be cancelled.

2.3 **Quantity**

A. AgriLabs shall order the Bayer Component in the minimum per order quantities specified in Schedule C.

B. Bayer shall order the AgriLabs Component in the minimum per order quantities specified in Schedule D.

2.4 **Delivery**

A. Delivery of Bayer Component shall be FOB Worthington, Minnesota.

AgriLabs shall arrange insured common carrier transportation of the Bayer Component to AgriLabs' contract manufacturer. Title to and risk of loss of the Bayer Component shall pass to AgriLabs at the time of delivery to the carrier. Bayer shall promptly bill AgriLabs for all Bayer Component delivered and invoices shall be accompanied by the commercial bills of lading. Bayer shall dispatch each shipment of Bayer Component to meet the agreed upon delivery dates specified in AgriLabs' purchase orders. All Bayer Component shall not have an expiration date of less than 15 months from the date of shipment unless otherwise agreed in writing by AgriLabs.

B. Delivery of AgriLabs Component shall be FOB Des Moines, Iowa.

Bayer shall arrange insured common carrier transportation of the AgriLabs Component to Bayer's specified plant or contract manufacturer. Title to and risk of loss of the AgriLabs Component shall pass to Bayer at the time of delivery to the carrier. AgriLabs shall promptly bill Bayer for all AgriLabs Component delivered and invoices shall be accompanied by the commercial bills of lading. AgriLabs shall dispatch each shipment of AgriLabs Component to meet the agreed upon delivery dates specified in Bayer's purchase orders. All AgriLabs Component shall not have an expiration date of less than 18 months from the date of shipment unless otherwise agreed in writing by Bayer.

All shipping cartons shall bear a readily visible code or other notation identifying the manufacturing serial number, expiration date and Product Component both outside and inside the shipping cartons.

Shipments of a Product Component shall be deemed accepted upon final release by the receiving party's quality control representatives. A party may, by written notice to the other party within 30 days of receipt of a shipment of Product Component, decline acceptance of goods which do not meet the Specifications; provided, however, that the shipping party shall have no liability for defective goods where the non-conformity with the Specifications was caused by the receiving party. Any rejection of a shipment or questions as to quality of a Product Component delivered shall be supported by a written notification or explanation.

If the shipping party disputes the written notification from the receiving party, the parties shall submit samples of rejected Product Component to a mutually acceptable independent laboratory for analysis, whose decision in this matter shall be final. The cost of such an analysis shall be borne by the shipping party unless such analysis shows that the Product Component does meet the Specifications in which case the receiving party shall bear the cost of such analysis. The shipping party shall be responsible for the disposal of defective Product Component where the non-conformity with the Specifications was caused by it and it shall either replace such Product Component or credit the receiving party the purchase price of such Product Component against future purchases, at the receiving party's option.

2.5 **Production and Quality Control**

A. Bayer warrants, represents and covenants that all Bayer Component produced for or sold to AgriLabs shall be manufactured in accordance with specifications set forth in USDA approved production outlines and shall be in compliance with all applicable local, state and federal laws and regulations in effect at the time of production. All Bayer Component will have passed all USDA and Bayer required quality control tests. AgriLabs acknowledges that production specifications may be changed from time to time to comply with applicable laws and regulations. In such event Bayer shall give AgriLabs prior notice thereof. Bayer shall deliver to AgriLabs a copy of test results, including APHIS Form 2008, for each serial of Bayer Component supplied to AgriLabs.

B. AgriLabs warrants, represents and covenants that all AgriLabs Component produced for or sold to Bayer shall be manufactured in accordance with specifications set forth in USDA approved production outlines and shall be in compliance with all applicable local, state and federal laws and regulations in effect at the time of production. All AgriLabs Component will have passed USDA and AgriLabs required quality control tests. Bayer acknowledges that production specifications may be changed from time to time to comply with applicable laws and regulations. In such event AgriLabs shall give Bayer prior notice thereof. AgriLabs shall deliver to Bayer a copy of test results, including APHIS Form 2008, for each serial of any AgriLabs Component supplied to Bayer.

C. Bayer or its contract manufacturer shall retain samples of all ingredients, packaging materials, records and data as may be in accordance with the sample and record retention policies which Bayer uses in connection with manufacture of similar products for its own account; provided such retention shall at all times be in accordance with the requirements of the USDA or other governmental agency having jurisdiction. AgriLabs shall have the right, from time to time, to review Bayer or its contract manufacturer's manufacturing procedures and operations and its records relating to the manufacture and shipment of Bayer Component. No inspection or testing of Bayer Component by AgriLabs, or failure to test or inspect, shall relieve Bayer of its obligations hereunder. Subject to Article 8, copies of any certificates, reports, test results or other information produced by Bayer or its contract manufacturer, or by a third party consultant or contractor at Bayer's request, that directly relate to serials of Bayer Component sold to AgriLabs shall upon the written request of AgriLabs, be furnished to AgriLabs and may be relied upon by it.

D. AgriLabs or its contract manufacturer shall retain samples of all ingredients, packaging materials, records and data as may be in accordance with the sample and record retention policies which AgriLabs uses in connection with manufacture of similar products for its own account; provided such retention shall at all times be in accordance with the requirements of the USDA or other governmental agency having jurisdiction. Bayer shall have the right from time to time, to review AgriLabs' contract manufacturer's manufacturing procedures and operations and its records relating to the manufacture and shipment of AgriLabs Component. No inspection or testing of AgriLabs Component by Bayer, or failure to test or inspect, shall relieve AgriLabs of its obligations hereunder. Subject to Article 8, copies of any certificates, reports, test results or other information produced by AgriLabs or its contract manufacturer, or by a third party consultant or contractor at AgriLabs' request that directly relate to serials of AgriLabs Component sold to Bayer, shall, upon the written request of Bayer, be furnished to Bayer and may be relied upon by it.

2.6 Product Recalls or Stop Sales

If one party ("Recalling Party"), in its sole discretion or by order of a government or government agency, shall decide to stop sale or recall any Product or Product Component supplied thereby, the Recalling Party shall notify the other party promptly by telephone or telex or telecopy. Each party shall give the other party reasonable opportunity to comment in advance on any public announcement to be made regarding any stop sale or recall. In the event any Product is placed on stop sale or recalled, the Recalling Party shall assume complete responsibility for conducting such stop sale or recall; however, the other party shall provide the Recalling Party with any information that may be in such other party's possession or control concerning the manufacture of the Product which the Recalling Party reasonably may require to conduct such stop sale or recall. The parties shall cooperate to identify and correct deficiencies, if any, in the manufacture, shipment, storage or distribution of the Product or Product Component. The Recalling Party shall pay the costs of conducting such stop sale or recall itself, if not based solely on a fault of the other party, in which case, the other party shall bear the costs of such stop sale or recall including reimbursement for unused Product Component or Product. However the Recalling Party shall not be responsible for any consequential or other damages beyond the cost of the stop sale or recall itself.

2.7 Price and Payment Terms

A. The initial prices for Product Components are specified in Schedule E. Shipments of Product Components shall be invoiced in U.S. dollars and payment shall be made in U.S. dollars within sixty (60) days of invoice

B. Prices and Payment Terms for Product Components shall be reviewed annually at least ninety (90) days prior to an anniversary of this Agreement. If agreement cannot be reached on prices and payment terms either party may terminate this Agreement upon six (6) months prior written notice. In such event the party terminating this Agreement shall receive and pay for all Product Component ordered from the other party at the price last in effect prior to the notice of termination.

3. Commercial Terms

3.1 Each party grants to the other party the right to use and sell the Product in the United States which grant shall be exclusive except with respect to the other party. AgriLabs grants to Bayer's Canadian Affiliate Bayer Inc. the right to use and sell the Product in Canada which grant shall be exclusive.

3.2 Each party shall use and sell the other party's Product Component only in the Territory and in combination with its own Product Component in the Product.

3.3 Each party shall sell the other party's Product Component and the Product only under its own label and trademarks (Bayer or AgriLabs as the case may be).

3.4 Except in the case of the parties' contract manufacturers for the purpose of this Agreement, neither party nor its contract manufacturer shall supply or sell the other party's Product Component to a third party for further manufacture, private label or otherwise.

3.5 Neither party shall be restricted with respect to the manufacture, use or sale of its Product Component in other combination vaccines.

3.6 Each party hereto shall retain all of its rights, title and interest in and to the technology and know how included in the Product Component supplied by it to the other party here under. Each party shall provide to the other party, royalty free, access to such of its technology, know how and data as may reasonably be necessary to achieve the purposes of this Agreement, subject however, to Article 8.

3.7 Each party agrees not to market or sell the Product in any country of the world that is not within the Territory, without the prior written consent of the other party, which consent may be granted, withheld or delayed at such other party's sole discretion for any reason or without reason.

3.8 Subject to the other terms of this Agreement, AgriLabs and/or its contract manufacturer shall provide reasonable assistance to Bayer Inc. in seeking any Canadian label registrations, marketing authorizations and/or import permits for the Product requested by Bayer provided Bayer Inc. incurs all costs associated therewith.

3.9 Inquiries or complaints from users of the Product related to the quality of the Product shall be handled by the party whose Product was involved with any necessary assistance from the other party. Both parties will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

3.10 The parties acknowledge that the Product is not yet developed or licensed by USDA. The parties' obligations of performance under this Agreement shall not become effective unless and until the Product is so developed and licensed by USDA for sale in the United States. If this does not occur by December 31, 2000 this Agreement will automatically terminate.

4. **Term and Termination**

4.1 The term of this Agreement shall be two (2) years from the Effective Date hereof, unless previously terminated as herein provided. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

4.2 The obligations of a party under this Agreement (but not its rights hereunder) may be terminated by such party if: (i) subject to Article 5 below, the other party fails to perform any material term, provision, covenant or obligation imposed upon it under this Agreement, which failure or refusal shall continue for thirty (30) days following written notice thereof from the terminating party specifying the event of default; or (ii) the other party is dissolved or liquidated, makes a general assignment for the benefit of its creditors, files a voluntary petition under any applicable bankruptcy or insolvency law, has a receiver appointed for its property, or has a petition for bankruptcy or insolvency filed against it which petition is not dismissed or vacated within 120 days after filing, or (iii) the other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of at least fifty percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtains such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this Article 4.2 must do so within ninety (90) days of receiving notice of the change of control or else it waives such right.

4.3 The failure of a party to terminate its obligations under this Agreement by reason of the breach of any of the provisions by the other party shall not be construed as a waiver of the rights or remedies available for any subsequent breach of the terms and provisions of this Agreement.

4.4 A party electing to terminate its obligations under this agreement shall also be entitled to pursue such additional remedies at law or in equity that it may have as a result of a breach of or default under this Agreement by the other party.

4.5 Each party shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

5. **Force Majeure**

5.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

6. Indemnification

6.1 Each party ("Indemnitor") agrees to indemnify and hold harmless the other party "Indemnitee") from and against all liabilities, losses, costs, damages and expenses (including reasonable fees and disbursements of the Indemnitee's counsel and court costs) caused by, arising out of or resulting from (i) the Indemnitor's negligence or willful misconduct in carrying out its obligations under this Agreement, (ii) the Indemnitor's failure to comply with any law or regulation applicable to the performance of its obligations under this Agreement, (iii) Product or Product Component seizures or recalls made as a direct result of the Indemnitor's negligence, or willful misconduct in the performance of or failure to perform, its obligations under this Agreement, and (iv) any labels or advertising used by the Indemnitor, in any such case that is not based on any act or omission or alleged act or omission of the Indemnitee. The indemnity provided above shall not extend to any liabilities, losses, costs, damages or expenses caused by or resulting from or arising out of any act or omission or breach of representation, warranty or covenant of the Indemnitee.

6.2 Without its prior consent, Bayer will not be responsible for or bound by any compromise made by AgriLabs in any matter in which AgriLabs is indemnified by Bayer. Without its prior consent, AgriLabs will not be responsible for or bound by any compromise made by Bayer in any matter in which Bayer is indemnified by AgriLabs.

6.3 The Indemnitee agrees to give the Indemnitor prompt notice of any claim, demand, suit or proceeding asserted, made or brought against the Indemnitee (including any claim, demand, suit or proceeding asserted, made or brought by any governmental authority) for which the Indemnitor might be liable under the foregoing provisions. However, the failure to give prompt notice shall not relieve the Indemnitor from its obligations hereunder unless the failure to give prompt notice has materially and adversely affected the Indemnitor's defense of the claim or action.

6.4 Bayer warrants that the Bayer Component in the form sold to AgriLabs does not infringe any patent or proprietary rights of any third party.

Bayer agrees to indemnify, defend, and hold harmless AgriLabs from and against all liabilities, losses, costs, damages and expenses caused by, or arising out of Bayer's breach of this warranty.

6.5 AgriLabs warrants that the AgriLabs Component in the form sold to Bayer, does not infringe any patent or proprietary rights of any third party.

AgriLabs agrees to indemnify defend and hold harmless Bayer from and against all liabilities, losses, costs, damages and expenses caused by, or arising out of AgriLabs' breach of this warranty.

6.6 The terms of this Article 6.0 shall survive the expiration or termination of this Agreement.

7. **Trade Names and Trademarks**

Each party shall have the right to use its own trademark(s) on the Product. Each party hereby acknowledges that it does not have and shall not acquire any interest in any of the other party's trademarks or trade names or those of a third party appearing on the labels or packaging materials for the Product Component or the Product.

8. **Confidentiality**

8.1 Except as required by law, neither party shall:

A. Disclose to any third party (except Affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

B. Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information which may be revealed by one party to the other.

This requirement of confidentiality shall not apply to information which is known to the receiving party as of the date of such disclosure or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under obligation of non-disclosure to either party to this Agreement, or independently developed by employees of either party not having access to the confidential information.

8.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to disclose the terms of this Agreement to any third parties, with the exception of Bayer's or AgriLabs' contract manufacturer and the parties Affiliates.

8.3 The terms of this Article 8 shall survive the expiration or termination of this Agreement for a period of three (3) years.

9. **Governing Law**

This Agreement shall be construed, interpreted and applied in accordance with the laws of the State of Missouri.

10. **Notices**

All notices given or required to be given hereunder shall be sufficient, if in writing and delivered in person or sent by certified mail, return receipt requested, or via federal express or other recognized national courier service to the party at its address as shown in this paragraph, provided that, by like notice, a party may change the address to which subsequent notices shall be sent. All notices shall be deemed given when sent excepting notices of default which shall not be deemed given until received.

To Bayer: Bayer Corporation
Agriculture Division Animal Health
9009 West 67th Street, Merriam, KS 66202-3632
Attn: Vice President New Business Development

To AgriLabs: Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

11. Year 2000 Readiness

11.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

11.2 Provided a party complies with Section 11.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR, SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

11.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

12. Miscellaneous

12.1 This instrument [and the Schedules hereto] constitute the entire agreement between the parties, supersede all prior or contemporaneous representations, understandings or agreements, and shall not be extended, varied, modified or supplemented except by an agreement in writing signed by the party to be charged.

12.2 The headings used herein are for ease of reference only and are not to be used in the interpretation or construction of this Agreement.

12.3 Neither party shall sublicense its rights or entitlements under this Agreement and neither party shall have the right to assign this Agreement or any interest therein, without the prior written consent of the other except in connection with the sale or other disposition of all or substantially all of the assets of the assigning party or its parent corporation.

12.4 Bayer and AgriLabs shall at all times be and remain independent contractors and not agents, partners or joint venturers of the other for any purpose whatsoever and neither Bayer nor AgriLabs shall have authority to create or assume any obligation, express or implied, in the name or on behalf of the other party or to bind the other party in any manner whatsoever.

12.5 The failure of either party to enforce at any time or for any period of time any one or more of the provisions hereof shall not be construed to be a waiver of such provisions or of the right of such party thereafter to enforce each such provision.

12.6 If any term or provision of this Agreement shall be held invalid or unenforceable, the remaining terms hereof shall not be affected, but shall be valid and enforced to the fullest extent permitted by law.

12.7 This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and permitted assigns.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

Agri Laboratories, Ltd.	**Bayer Corporation** **Agriculture Division**
By: [signature]	By: [signature]
Printed Name: STEVE SCHRAM	Printed Name: Gary R. Zimmerman
Title: President	Title: Vice President, New Business Dev.
Date: 8/17/99	Date: 8·16·99

Schedule A

Products

APHIS Code	Bayer Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
TBD* FFM	Once PMH®	Pasteurella Haemolytica-Multocida Vaccine, Avirulent Live Culture	Outline FFM To Be Submitted	18 mos.

* To Be Determined ("TBD")

Schedule B

Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
TBD* FFM	Titanium™5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	Outline FFM To Be Submitted	24 mos.

* To Be Determined ("TBD")

Schedule C

Minimum Quantities Per Order of Bayer Component

APHIS Code	Package Size	units
TBD [***] FFM	10 dose	[***]
	50 dose	[***]

[***]

*** Confidential Treatment Requested

Schedule D

Minimum Quantities Per Order of AgriLabs Component

APHIS Code	Package Size	units
TBD [***] FFM	10 dose	[***]
	50 dose	[***]

[***]

*** Confidential Treatment Requested

Schedule E

Initial Prices

Description	Package Size	Price USD
AgriLabs Component For Further Manufacture	10 dose 50 dose	$[***] $[***]
Bayer Component For Further Manufacture	10 dose 50 dose	$[***] $[***]

*** Confidential Treatment Requested

EXHIBIT 6.8

[CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION]

intervet

December 16, 2002

Mr. Steve Schram
Agri Laboratories LTD
20927 State Route K
St. Joseph, Mo
64505

Dear Steve,

This ietter will serve as the Letter of Understanding between AgriLabs and Intervet Inc. for 2003 in regards to all distribution issues. This agreement will be in effect for the year 2003 only. A new Letter of Understanding will be required for any future years.

1.) Per mutual agreement, superseding all previous distribution agreements between AgriLabs and Intervet, AgriLabs will distribute to its appropriate member companies the following Intervet product lines.

a. Cattle Biologicals
b. OTC Pharmaceuticals (Safe-Guard equine and cattle package goods, Revalor C, Fertagyl and Chorulon)
c. Swine Biologicals
d. Swine Pharmaceuticals (P.G. 600, S.O.A. Spray, Taktic and Safe-Guard E-Z Scoop)
e. OTC Equine Biologicals

2.) Intervet will invoice AgriLabs [***]

*** Confidential Treatment Requested

Intervet's assigned representative to AgriLabs is responsible for working with AgriLabs marketing department to assure the proper use of these funds.

3.) [***]

*** Confidential Treatment Requested

4.) Intervet will continue to supply PHM BAC 1 in filled unlabeled 10 and 50 dose vials as described in a separate agreement.

4a.) Intervet will supply C-Fetus to AgriLabs as described in a separate agreement.

5.) Intervet will continue to supply PHM BAC 1 in private labeled 10 and 50 dose vials [***] [***] as described in a separate agreement. *** Confidential Treatment Requested

6.) Intervet will provide the same technical support for all Intetvet products sold through AgriLabs and AgriLabs member companies as Intervet provides for Intervet products sold through other distributors.

7.) All Distributor Promotions offered by Intervet in support of the product categories noted in 1.) above will be offered to AgriLabs for support of the affected Intervet products sold through AgriLabs member companies.

8.) As all End User Promotions in 2003 will be fulfilled through AHI EDI repotting or through monthly sales reports that are filed electronically in an AHI EDI compatible format as defined by Intervet, the ability to report out the door sales information is a requirement for participation in Intervet End User Promotions. All End User Promotions in support of the product categories noted in 1.) above, with the noted specific exclusion of the Equine Biological Partners in Practice Program sign ups, are offered to AgriLabs and its member companies, provided the member companies are willing to and capable of supplying out the door sales information through AHI EDI or an AHI EDI compatible electronic format as defined by Intervet on a monthly basis for the year 2002. [***]

*** Confidential Treatment Requested

The expectation is that all products will be reported.

9.) Payment terms for AgriLabs are net thirty (30) days.

10.) As AgriLabs was informed of all price changes prior to the effective dates of the 2003 pricing, this agreement will cover all of 2003, effective 01 /01/2003.

11.) AgriLabs has been provided the 2003 Terms and Conditions of Sale, which is in effect for all Intervet Distributors.

12.) Because market prices go both up and down, Intervet Inc. will not offer nor expect any floor stock adjustments on any price changes.

13.) Intervet reserves the right to collect any amounts owed because of an unauthorized floor stock adjustment.

14.) During 2001, AgriLabs and Intervet entered into a separate co-marketing agreement for the Titanium and Master Guard brand cattle biolologicals.
[***]

*** Confidential Treatment Requested

Intervet will assign all distribution discussions between AgriLabs and Intervet to [***] [***] will be the local *** Confidential Treatment Requested representation and AgriLabs first point of contact for these discussions, but will be working with Intervet's home office for any policy interpretation or implementation.

Intervet is looking forward to a successful 2003 with AgriLabs and its member companies. I suggest we meet periodically during 2003 to discuss what is working and what can be fine-tuned in our distribution agreement in the future.

Please sign and return one copy of this letter for my files and keep the other for your files. Please contact us if you have any questions or comments.

Sincerely,

Chris Ragland
Vice President, Commercial Operations
Intervet Inc.

Fred W. Melchior
Fred Melchior
Vice President, Operations
Intervet Inc.

Accepted:

1/14/03

Steve Schram Date
President
Agri Laboratories LTD

C. Fetus Supply Agreement

The discussions between Intervet Inc. (hereafter known as INTERVET) and AgriLabs LLC. (hereafter known as AGRILABS) regarding the Supply Agreement for the C. Fetus Antigen (the 'Antigen") have been successful . This letter will serve as a binding Heads of Agreement (hereafter known as the AGREEMENT) for both parties in regards to Agrilab's purchases of C. Fetus Antigen. INTERVET and AGRILABS agree:

1. Intervet shall supply the Antigen to AgriLabs [***] manufactured in accordance with the Antigen specifications (the 'Specifications") set forth in the attached Schedule A. AgriLabs [***] shall order the Antigen from Intervet under the terms of this Agreement for shipment by Intervet to [***] solely for the purpose of formulating with other antigens to prepare finished Product. Agrilabs and Intervet will have the co-exclusive right to market and sell the Product in the United States under the terms of this AGREEMENT. Neither party shall have the right to sublicense its rights under this Agreement. Intervet will invoice all Antigen to [***]. ***Confidential Treatment Requested

2. Intervet shall supply to Agrilabs the Antigen as described and at prices and minimum quantities specified in Schedule A.

3. Nothing herein, however, shall be deemed to require Intervet, other than as it may decide in its sole discretion, to expand beyond its current facilities. If, for reasons beyond its reasonable control, Intervet is unable to fill all orders for Antigen which it receives, then Intervet may apportion the supply of Antigen and fill such orders partially without being in breach of this Agreement. Intervet may, at Intervet's discretion, have the Antigen manufactured for it by a qualified third party

4. AgriLabs agrees to sell any final, finished Product under the trade name of Masterguard 10 plus Vibrio, to Intervet in accordance with the forecast and purchase order provisions referenced in paragraph 5.2 of this agreement. [***] *** Confidential Treatment Requested

5. Upon execution of the Agreement, and on the first day of each month thereafter, AgriLabs shall provide to Intervet a forecast of its requirements for the Antigen, and Intervet shall provide to Agrilabs a forecast of its requirements for the Product, by month, by dosage size, for the immediately succeeding twelve (12) month period.

> 5 .1 The parties hereto agree they shall use their reasonable best efforts to ensure that the parties requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Antigen by AgriLabs and such purchase of Product by Intervet shall be by written purchase orders only.

5.2 AgriLabs shall furnish to Intervet firm purchase orders of Antigen at least one hundred fifty (150) days in advance of the requested delivery date. Intervet shall furnish to Agrilabs firm purchase orders of Product ninety (90) days in advance of the requested delivery date. No purchase order shall be binding upon either party hereto unless accepted in writing, which acceptance shall not be unreasonably withheld. Each party here to will provide written notification of acceptance of a purchase order within thirty (30) days of receipt thereof.

5.3 Unless requested otherwise by either party hereto, deliveries shall be FOB Intervet's or Intervet's contract manufacturing facility for the Antigen, and FOB Agrilabs or Agrilabs contract manufacturing facility for the Product. Each party shall arrange for their own common carrier transportation of the Antigen and the Product thereafter. Title to and risk of loss of the Product shall pass to the respective party at the time of delivery of the Antigen or Product to the party's specified carrier.

5.4 Shipments of the Antigen shall be deemed accepted by AgriLabs upon final release by AgriLab's contract manufacturer's quality control representatives. Shipments of the Product shall be deemed accepted by Intervet upon final release by Intervet's quality control representatives. Either party may, by written notice to the other party within thirty (30) days of receipt of a shipment of the Antigen or Product, decline acceptance of goods which do not meet the Specifications; provided, however, that neither party shall have liability for defective goods where the non-conformity with the Specifications was caused solely by the other party. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Antigen or Product delivered.

If Intervet disputes the written notification from AgriLabs or if Agrilabs disputes the written notification from Intervet, the parties shall submit samples of the rejected Antigen or Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by the party rejecting the written notification unless such analysis shows that the Antigen or Product as the case may be does meet the Specifications in which case the non-disputing party shall bear the cost of such analysis. Intervet shall be responsible for the disposal of defective Antigen where the non-conformity with the Antigen Specifications was caused by Intervet. Agrilabs shall be responsible for the disposal of defective Product where the non-conformity with the Antigen Specifications was caused by Agrilabs. The party responsible for the loss of such Product or Antigen shall either replace such Antigen or credit the other the purchase price of such Product or Antigen against future purchases, at the option of the other.

6. Intervet shall own and be responsible for maintaining the product license for the Antigen for such time that Intervet manufacturers the Antigen for AgriLabs.

7. This original term of this AGREEMENT shall run through December 31, 2004. The AGREEMENT may be extended by mutual agreement thereafter on annual basis provided a minimum of six months notice is given by Intervet or Agrilabs. Nothing in this agreement shall be construed as obligating either party to renew this Agreement, and each may choose, in their sole discretion, to not renew this Agreement.

8. INTERVET MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE ANTIGEN, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE. AGRILABS MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.

9. This AGREEMENT may be terminated by either party if:

9.1 The other party commits a breach of its obligations under this AGREEMENT, which has not been remedied within 30 days of written notification of the breach.

9.2 The other party has a change of control, greater than 50%.

10. Agrilabs, so long as it maintains its exclusive rights to the Product and the rights to the products identified in this paragraph hereby grants Intervet the co-exclusive, nontransferable right to market its products, labeled as Titanium, Masterguard, Horizon or Frontier, in Canada, subject to the terms contained herein.

11. Both parties agree not to disclose any information that may be revealed in connection with the negotiation and / or performance of the AGREEMENT. Both parties further agree not to disclose the terms of this AGREEMENT to any third parties, while this AGREEMENT is in effect and for a period of three years after termination.

12. Failure to perform by either party due to floods, strikes or other often-described events of "Force Majeure" will be excused.

13. Each Party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other Party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or agreement contained herein. In the event of any such claim, the Indemnified Party shall:

(i) promptly notify the Indemnifying Party of the claim;

(ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and

(iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim.

The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this Agreement or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

H. Haenert for AGRILABS	T. Sheehan for Intervet Inc.
S. Schram for AGRILABS	K. Olbers for Intervet Inc.

Schedule A

Potency: [***]

Batch Size: [***]

Price: [***]

*** Confidential Treatment Requested

EXHIBIT 6.9

AGRI LABORATORIES, LTD.
Incentive Stock Option Plan.

1. Purpose. This plan ("the Plan") is intended as an incentive and to encourage stock ownership by certain key employees of AGRI-LABORATORIES, LTD. *("the Company")* and its subsidiaries by the granting of stock options as provided herein. It is intended that certain of the options issued pursuant to the Plan will constitute incentive stock options within the meaning of Section 422A of the Internal Revenue Code ("Incentive Stock Options"), and the remainder of the options issued pursuant to the Plan will constitute nonstatutory options. The committee referred to in paragraph 2 shall determine which options are to be Incentive Stock Options and which are to be nonstatutory options and shall enter into option agreements with the recipients accordingly.

2. Administration.

(a) The Plan shall be administered by a committee of not less than three members of the Company's board of directors appointed by the board of directors ("the Committee"). The board of directors may remove from, add members to, or fill vacancies in the Committee.

(b) The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Plan, and to make such determinations under, and such interpretations of, and to take such steps in connection with, the Plan or the options granted thereunder as it may deem necessary or advisable.

(c) No person shall be a member of the Committee who is a current or former employee of the Company, has been an officer of the Company, or receives remuneration either directly or indirectly in any capacity other than as a director. Remuneration is deemed to be paid to a director if: (i) remuneration is paid to the director personally or to an entity in which the director has a beneficial ownership interest of greater than 50%; (ii) remuneration other than de minimis remuneration is paid to an entity by which the director is employed (including self-employed); or (iii) remuneration other than de minimis remuneration is paid to an entity in which the director has a beneficial ownership interest of at least five percent but not more than 50%. [1] De minimis remuneration does not exceed the lesser of $60,000 or five percent of the gross income of the entity for

[1] The above requirements are to comply with the Proposed Regulations dealing with loss of deductibility on compensation over $1,000,000. To the extent that all options will always be incentive options and there will be no deduction this change is not necessary.

the entity's taxable year ending with or within the Company's taxable year. [2]

3. Eligibility. Options may be granted to such key executive employees of the Company or its subsidiaries as the board of directors shall select from time to time among those nominated by the Committee. No director who is not an officer or other employee of the Company or its subsidiaries shall be eligible to receive options under the Plan. Any individual may hold more than one option.

4. Stock. The stock to be subject to options under the Plan shall be shares of the Company's Class B Common Stock of the par value of $1.00 per share ("stock"), either authorized and unissued or the treasury shares. The aggregate number of shares of stock for which options may be granted under the Plan shall not exceed 40,000 shares, subject to adjustment in accordance with the terms of paragraph 9 hereof. The shares subject to the unexercised portion of any terminated or expired options under the Plan may again be subjected to options under the Plan.

5. Terms and Conditions of Options. All options granted pursuant to the Plan shall be authorized by the board of directors and shall be evidenced by stock option agreements in writing ("Stock Option Agreements") in such form and containing such terms and conditions as the Committee shall determine.

6. Price. The option price per share of each option granted under the Plan shall be not less than 100% of the fair market value, as determined by the Committee, of a share of stock on the date of grant of such option. An option shall be considered granted on the date the Committee acts to grant the option or such later date as the Committee shall specify.

7. Option Period. Each Stock Option Agreement shall set forth the period for which such. option is granted, which shall not exceed 10 years from the date such option is granted (the "Option Period")

8. Maximum Per Optionee. The aggregate fair market value, as determined by the Committee, of the stock with respect to which Incentive Stock Options are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000. In no event may the options granted to an optionee in any one year exceed 5,000 shares. [3] If an option is canceled, the canceled option continues to be counted against the maximum number of shares for which options may be granted to an optionee. If, after grant, the exercise price of an option is reduced, the transaction is treated as a cancellation of the option and a grant of a new option. In such case, both the option that is deemed to be canceled and the

---

2 See Prop Reg § 1.162-27(e)(3).

3 See Prop Reg §1.162-27(e)(2)(vi).

option that is deemed to be granted reduce the maximum number of shares for which options may be granted to the optionee. [4]

9. Adjustment in the Event of Change of Stock. In the event of any change in the outstanding stock by reason of stock dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the number and kind of shares which thereafter may be optioned and sold under the Plan, the number and kind of shares under option in outstanding Stock Option Agreements and the purchase price per share thereof shall be appropriately adjusted consistent with such change. The determination of the Committee as to any adjustment shall be final and conclusive.

10. Exercise of Option. Each option may be exercised at any time during its Option Period, subject to the restriction in the Stock Option Agreement under which it is issued.

11. Payment for Options. Within five business days following the date of exercise, the optionee shall make full payment of the option price: (i) in cash; (ii) with the consent of the Committee, by tendering previously acquired shares of stock (valued at their fair market value, as determined by the Committee, as of the date of exercise) or (iii) with the consent of the Committee, or any combination of (i) and (ii).

12. Amendment, Modification and Termination of the Plan. The board of directors may terminate, amend or modify the Plan, at any time; provided, however, that no such action of the board of directors, without approval of the shareholders, may: (a) increase the total number of shares of stock for which options may be granted under the Plan, except as contemplated in paragraph 9, (b) permit the granting of options to anyone other than a key executive employee of the Company or its subsidiaries, (c) decrease the minimum option price, (d) increase the maximum option periods, (e) increase the maximum per optionee set in paragraph 8, (f) withdraw the administration of the Plan from the Committee, or (g) permit any person while a member of the Committee to be eligible to receive or hold an option under the Plan. No amendment, modification or termination of the Plan shall in any manner affect any option theretofore granted to an optionee under the Plan without the consent of the optionee or the transferee of such option.

13. Term of the Plan. The Plan shall become effective on the date of its adoption by the board of directors, September 13, 2000, subject to the approval of the Plan by the holders of a majority of the shares of stock of the Company entitled to vote at a meeting of shareholders, within twelve months of the effective date, and all options granted prior to such approval shall be subject to such approval. The Plan shall terminate on August 31, 2010, or on such earlier date as may be determined by the board of directors. Termination of the Plan, however,

---

[4] See Prop Reg * 1.162-27(e)(2)(vi)(B).

shall not affect the rights of optionees under options theretofore granted to them, and all unexpired options and stock appreciation rights shall continue in force and operation after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

EXHIBIT 6.10

AGRI-LABORATORIES, LTD.

RESTATED EXECUTIVE SHARE APPRECIATION PLAN

EFFECTIVE FEBRUARY 1, 1997

Prepared by:
Maslon Edelman Borman & Brand,
a Professional Limited Liability Partnership
3300 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402-4140
(612) 672-8200

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

TABLE OF CONTENTS

Page

* * *

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

ALPHABETICAL LISTING OF DEFINITIONS

Plan Definition	Section Reference
Account	1.18
Accounting Date	1.11
Accrued Benefit	1.19
Advisory Committee	1.05
Beneficiary	1.08
Book Share Value	4.03
Conversion Right	1.24
Disability	1.23
Distribution Account	1.18
Distribution Date	6.04
Effective Date	1.10
Employee	1.06
Employer	1.02
Nonforfeitable	1.20
Participant	1.07
Plan	1.01
Plan Administrator	1.04
Plan Sponsor	1.03
Plan Year	1.09
Sale Transaction	1.13
Separation from Service	1.22
Service	1.21
Stock	1.14
Share Unit	1.15
Unit Account	1.16
Valuation Date	1.12

* * *

AGRI-LABORATORIES, LTD.
RESTATED EXECUTIVE SHARE APPRECIATION PLAN

INTRODUCTION AND PURPOSE

Effective as of February 1, 1997 (the "Effective Date"), Agri-Laboratories, Ltd. (the "Plan Sponsor") establishes within this document the Agri-Laboratories, Ltd. Restated Executive Share Appreciation Plan (the "Plan"), which modifies and restates the original Agri-Laboratories, Ltd. Executive Share Appreciation Plan adopted January 1, 1995 (the "Original Plan"), for the benefit of eligible Employees of the Plan Sponsor and its participating subsidiaries (together called the "Employer").

The purpose of the Plan is to provide a limited number of the Employer's executive management Employees with a share in the future profitability of the Plan Sponsor, in a manner similar to ownership of its Class A voting common stock (the "Stock"). To accomplish this purpose, the Plan awards incentive compensation units ("Share Units"), which will have a value related to future growth in the value of the Stock. The Plan is also intended to benefit the Employer by creating an incentive for improved performance by all eligible Employees. Eligibility under the Plan is limited to Employees who are "highly compensated and selected management employees," as defined under Federal pension laws.

ARTICLE I
GENERAL DEFINITIONS

1.01 "Plan" means the equity incentive compensation plan established by the Employer in the form of this document, designated as the Agri-Laboratories, Ltd. Executive Share Appreciation Plan.

1.02 "Employer" means Agri-Laboratories, Ltd. and any other related employer that adopts this Plan with the written consent of the Plan Sponsor.

1.03 "Plan Sponsor" means Agri-Laboratories, Ltd. or any other employer that assumes that position with the written consent of the Plan Sponsor.

1.04 "Plan Administrator" is the Plan Sponsor unless the Plan Sponsor designates another person to hold the position of Plan Administrator. In addition to its other duties, the Plan Administrator has full responsibility for compliance with any reporting and disclosure rules that may be applicable under Federal law with respect to this Plan.

1.05 "Advisory Committee" means the Advisory Committee as from time to time appointed by the Plan Sponsor under Article IX. If no Advisory Committee is specifically appointed, the Board of Directors of the Plan Sponsor shall act as the Advisory Committee.

1.06 "Employee" means any employee (except temporary and seasonal employees) of the Employer, other than non-U.S. citizens who are residents of countries other than the United States.

The term "Employee" also excludes any individual who is treated by the Employer as an outside consultant or other independent contractor.

1.07 "Participant" is an Employee who is eligible to be and becomes a Participant in accordance with the provisions of Section 2.01.

1.08 "Beneficiary" is a person designated under Article VIII who is or may become entitled to a deceased Participant's benefit under the Plan. A Beneficiary who becomes entitled to a benefit under the Plan remains a Beneficiary under the Plan until the Employer has fully distributed the benefit to him or her. A Beneficiary's right to (and the Plan Administrator's or the Advisory Committee's duty to provide to the Beneficiary) information or data concerning the Plan does not arise until he or she first becomes entitled to receive a benefit under the Plan.

1.09 "Plan Year" means the fiscal year of the Plan, a 12 consecutive month period ending every December 31. The first Plan Year began on the Effective Date.

1.10 "Effective Date" of this Plan is January 1, 1995.

1.11 "Accounting Date" means February 1, 1997 and the last day of each Plan Year beginning December 31, 1997.

1.12 "Valuation Date" means any Valuation Date specified by Section 4.02.

1.13 "Sale Transaction" means the earliest of the following business transactions:

(a) one or more sales or exchanges transferring in total the ownership of more than fifty percent (50%) (in value or voting rights) of the Stock of the Plan Sponsor within the twelve (12) month period ending on a Valuation Date;

(b) the liquidating distribution of the Plan Sponsor's assets, net of liabilities, to its shareholders in cancellation of their Stock;

(c) the merger of the Plan Sponsor into another corporation that is the surviving corporation after such merger, unless the surviving corporation was previously the owner of a majority (in value or voting rights) of the Plan Sponsor's Stock;

(d) the merger of another corporation into the Plan Sponsor, if immediately thereafter the shareholders of the other corporation own a majority (in value or voting rights) of the Stock of the Plan Sponsor;

(e) the sale of substantially all of the assets of the Plan Sponsor; or

(f) the Plan Sponsor files a registration statement under the Securities Act of 1933, as amended (the "Act") (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualifies for a public distribution under

Section 3(b) of the Act, with respect to any of its equity securities or debt with equity features.

1.14 "Stock" means Class A voting common stock of the Plan Sponsor, or any securities issued in substitution thereof, as adjusted pursuant to Section 3.04.

1.15 "Share Unit" means a unit of future incentive compensation credited to a Participant's Unit Account under Article III, and measured by the growth in the book value of a share of the Plan Sponsor's Stock, as determined under Article IV, above such value as of the initial Accounting Date for the Share Unit.

1.16 "Unit Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the number and value of Share Units credited to the Participant under Article III and valued under Article IV, less any amounts forfeited under Article V or transferred to a Distribution Account under Section 6.04.

1.17 "Distribution Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the net sum (not less than zero) transferred from the Participant's Unit Account for distribution to the Participant pursuant to Section 6.04, plus interest credited on the remaining balance of that sum pursuant to Section 6.04, less payments from the Distribution Account to the Participant or Beneficiary, as applicable.

1.18 "Account" means a Participant's Unit Account or his or her Distribution Account, or one or both of them, as the context requires.

1.19 "Accrued Benefit" means the net sum (not less than zero) of the amounts standing in a Participant's Account or Accounts.

1.20 "Nonforfeitable" (or "vested") means a Participant's or Beneficiary's claim, legally enforceable against the Employer and the Plan, to the value of Share Units and Accounts included in the Participant's Accrued Benefit; provided, however, that a Share Unit or an Account described under this Plan as Nonforfeitable may nevertheless be forfeited under Section 5.04 or 9.10.

1.21 "Service" means any period of time the Employee is in the employ of the Employer, including any period the Employee is on an unpaid leave of absence authorized by the Employer under a uniform, nondiscriminatory policy applicable to all Employees, but excluding any period in which an individual is not an Employee as defined in Section 1.06.

1.22 "Separation from Service" means the Employee no longer has an employment relationship as an Employee of the Employer maintaining this Plan, due to the Employee's death, discharge by the Employer, voluntary resignation, failure to return from an approved leave of absence or change to a status in which he or she is not treated as an Employee under Section 1.06.

1.23 "Disability" means the Participant, because of a physical or mental disability, will be unable to perform the duties of his or her customary position of employment (or is unable to engage in any substantial gainful activity) for an indefinite period as determined in its sole discretion by the Advisory Committee. A continuous disability period of six (6) months shall be deemed to be such an indefinite period. The Advisory Committee may require a Participant to submit to a physical examination by a licensed physician acceptable to the Committee, in order to confirm disability. The Advisory Committee will apply the provisions of this Section 1.23 in a nondiscriminatory, consistent and uniform manner.

1.24 "Conversion Right" means the right of a Participant to convert the value of the vested portion of any of his or her Share Units into Stock pursuant to Article X, to the extent such Participant has been designated by the Board of Directors of the Plan Sponsor to receive a Conversion Right with respect to any of such Share Units.

ARTICLE II
EMPLOYEE PARTICIPANTS

2.01 ELIGIBILITY. Any Employee who is recommended by the Chief Executive Officer of the Plan Sponsor and approved by the Plan Sponsor's Board of Directors for a grant of Share Units under Section 3.01 as of an Accounting Date shall be eligible to become a Participant as of that Accounting Date; provided, however, that such an Employee does not actually become a Participant unless he or she remains employed by the Employer as an Employee until the date on which the Participant receives from the Employer a written notice of a grant of Share Units pursuant to Section 3.01 for that Accounting Date.

Notwithstanding the foregoing, no Employee shall be eligible to receive a grant of Share Units under this Plan unless he or she has been determined by the Advisory Committee to be part of a "select group of management or highly compensated employees," as that term is defined for purposes of certain regulatory exemptions under Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and regulations issued by the U.S. Department of Labor with respect to ERISA.

2.02 GRANT OF CONVERSION RIGHT. At such time as an Employee is recommended by the Chief Executive Officer of the Plan Sponsor for participation in the Plan, the Chief Executive Officer may request that the Employee receive a Conversion Right with respect to that grant of Share Units. In the event that the Plan Sponsor's Board of Directors approves a Conversion Right with respect to a grant of Share Units, the Participant receiving such Share Units may thereafter exercise the Conversion Right pursuant to Article X.

ARTICLE III
SHARE UNIT GRANTS

3.01 GRANT OF SHARE UNITS. As of the Accounting Date for each Plan Year, the Employer may grant, subject to the limitations of Section 3.03, to each Participant eligible on that Accounting Date under Section 2.01, a number of Share Units designated for him or her by the Advisory Committee upon the recommendation of the chief executive officer of the Plan Sponsor.

The Employer shall send a written notice and a copy or summary of this Plan to each Participant receiving a grant of Share Units as of an Accounting Date, within the three (3) month period beginning on the Accounting Date, but not before the value of the Plan Sponsor's Stock has been determined under Section 4.01 for that Accounting Date. The notice shall contain the Participant's name, the number of Share Units granted and the Book Share Value of a share of Stock, determined under Section 4.03 as of the Accounting Date specified in the notice. However, notices shall not be sent to Employees who fail to become Participants because they have a Separation from Service on or prior to the date on which the Employer would otherwise send the notices for a Plan Year.

3.02 CREDITING OF SHARE UNITS. Share Units granted to a Participant under Section 3.01 shall be credited to the Participant's Unit Account, as of the Accounting Date for that grant.

The Unit Account of a Participant shall be the record of Share Units granted to him or her under the Plan, but shall be created solely for accounting purposes and shall not require a segregation of any Employer assets, nor the creation of any trust.

3.03 LIMITATION ON OUTSTANDING SHARE UNITS. The Board of Directors of the Plan Sponsor may at any time establish a limit on the total number of Share Units outstanding under this Plan, and the same Board may from time to time amend any such limit. The initial limit is a number of Share Units equal to seven percent (7%) of the authorized and outstanding Stock of the Plan Sponsor on the Effective Date.

Whenever the number of outstanding Share Units is adjusted under Section 3.04, the limit established under this Section 3.03 shall be adjusted in the same manner.

Each Share Unit shall be treated as outstanding under this Section from the time the eligible Participant receives written notice of the grant of the Share Unit, retroactive to the last Accounting Date, until the date as of which such Share Unit is forfeited or transferred to a Distribution Account under the respective Plan. Share Units that are forfeited or transferred to a Distribution Account may be canceled, or become available for a later grant to other Participants, to the extent authorized by the limit then in effect under this Section 3.03.

3.04 CHANGES IN CAPITAL AND CORPORATE STRUCTURE. In the event of any change in the outstanding shares of Stock of the Plan Sponsor by reason of an issuance of additional shares without fair consideration (except for conversion of warrants outstanding on the Effective Date), or a recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction, the Advisory Committee shall proportionately adjust, in an equitable manner, the total number of Share Units held by Participants under the Plan and the limit set by Section 3.03. The foregoing adjustment shall be made in a manner that will cause the economic relationship between (a) the appreciation per share of Stock of the Plan Sponsor, and (b) the value of each Share Unit determined hereunder, to remain unchanged as a result of the applicable transaction.

ARTICLE IV
VALUATION OF SHARE UNITS AND ACCOUNTS

4.01 SHARE UNIT VALUE. As of the Accounting Date on which a Share Unit becomes effective, the Share Unit shall be valued at zero. As of any subsequent Accounting Date or other Valuation Date, the value of each outstanding Share Unit shall be equal to the Book Share Value (as determined under Section 4.03) as of that Valuation Date, less the Book Share Value on the Accounting Date as of which the Share Unit was first granted to the Participant. Notwithstanding the foregoing, no Share Unit shall be valued at less than zero.

4.02 VALUATION DATE. For purposes of any distribution of Accrued Benefits resulting from one of the following events, "Valuation Date" means (a) the last day of the month ending before the Participant's Separation from Service, (b) the closing date of any Sale Transaction, as defined in Section 1.13, or (c) the last day of the month ending before exercise of a Conversion Right. Otherwise, "Valuation Date" means each Accounting Date.

4.03 BOOK SHARE VALUE. Solely for purposes of this Plan, the "Book Share Value" of a Share Unit is a dollar amount determined by dividing one hundred percent (100%) of the book value (as determined and adjusted pursuant to Section 4.04) of the Plan Sponsor's entire Stock equity as of the Valuation Date, by the number of outstanding shares of Stock of the Plan Sponsor (determined on a fully-diluted basis) after any adjustments pursuant to Section 3.04, as of the applicable Valuation Date.

4.04 FINANCIAL ACCOUNTING PRINCIPLES. For purposes of this Article IV, the book value of the Plan Sponsor's Stock equity (the "equity value") shall be determined and adjusted as follows:

(a) The equity value shall be based upon consolidated financial statements including the consolidated assets, liabilities, equity, net income and net losses, and income taxes of the Plan Sponsor and all of its subsidiaries.

(b) The consolidated financial statements from which the equity value is taken shall be those prepared on the accrual basis, in accordance with generally accepted accounting principles applied consistently with prior periods, by the Plan Sponsor for its shareholders and lenders, and certified by the Plan Sponsor's chief financial officer (or its chief executive officer in the case of any valuation of the chief financial officer's Plan benefits, if any). "Generally accepted accounting principles" mean those published and in use by the Plan Sponsor as of the Effective Date.

ARTICLE V
ACCRUED BENEFIT VESTING AND FORFEITURES

5.01 ACCELERATED VESTING. Subject to Section 5.04, each Participant's entire Accrued Benefit, Share Units and Stock granted to a Participant will be 100% Nonforfeitable as of the earliest of the following dates:

(a) if a Sale Transaction occurs, upon the closing date of the Sale Transaction;

(b) upon the Participant's Separation from Service as a result of death or after attainment of age sixty-five (65); or

(c) upon the Participant's Separation from Service as a result of or during a period of Disability (as defined in Section 1.23).

5.02 SHARE UNIT VESTING SCHEDULE. Except as otherwise provided in Sections 5.01 and 5.04, all Share Units granted to a Participant as of a particular Accounting Date shall become Nonforfeitable according to the following vesting schedule, if the Participant has remained an Employee until the applicable anniversary of that Accounting Date:

Anniversary of Unit Accounting Date	Percent of Nonforfeitable Share Units
First	20%
Second	40%
Third	60%
Fourth	80%
Fifth	100%

Notwithstanding the foregoing, all Share Units granted as of the Accounting Date immediately on or prior to the Effective Date shall be treated (for vesting purposes only) as having been granted one year earlier, so that such Share Units are 20% vested as of the Effective Date.

5.03 FORFEITURE OCCURS. If a Participant has a Separation from Service or exercises a Conversion Right with respect to partially vested Share Units, he or she shall forfeit the non-vested portion of his or her Share Units under Section 5.02 or Section 10.05, as the case may be, and the forfeiture shall occur on the date of the Separation from Service (as determined under Section 1.22) or as of the Valuation Date if the forfeiture results from the exercise of a Conversion Right. Whenever any percentage of a Share Unit is forfeited, the value of the related portion of the Participant's Unit Account shall be reduced by the forfeited percentage.

The Advisory Committee shall determine the percentage of a Participant's Share Unit forfeiture, if any, under this Section 5.03 solely by reference to the vesting schedule of Section 5.02. A Participant will not forfeit any portion of his or her Accrued Benefit for any other reason or cause, except as expressly provided by this Section 5.03, Section 5.04, Section 9.10 or upon Plan termination under Section 11.03.

Forfeited Share Units are not re-allocated to other Participants, but forfeited Share Units may become available for discretionary grants pursuant to Section 3.01.

5.04 FORFEITURE FOR MISCONDUCT. Notwithstanding any other provision of the Plan, all rights to any Accrued Benefit and payments due hereunder to a Participant will be discontinued and forfeited, and the Employer will have no further obligation hereunder to such Participant, if any of the following circumstances occur:

(a) the Participant is responsible for an act or omission constituting willful malfeasance or gross negligence in a matter of material importance to the Employer;

(b) the Participant commits a fraud or dishonest act or omission adversely affecting the Company, or any of its employees, vendors or customers; or

(c) except with the consent of the Employer or properly within the scope of his duties for the Employer, the Participant discloses to any third party or uses for his own benefit any trade secret or other confidential information that is owned by or licensed to the Employer, is material to its business and has not become public knowledge through no fault of the Participant.

The Advisory Committee shall have sole discretion with respect to interpreting the provisions of this Section 5.04, and determining all facts hereunder, and such exercise of discretion shall be conclusive and binding upon the Participant and all other persons.

ARTICLE VI
TIME AND METHOD OF PAYMENT OF BENEFITS

6.01 PAYMENT OF VESTED SHARE UNIT DIVIDENDS. As of each date that any cash dividend is paid (the "actual dividend payment date") with respect to Stock of the Plan Sponsor, an identical amount shall be paid with respect to each Share Unit that is treated below as Nonforfeitable and outstanding on that date, as follows:

(a) To the extent that a Participant has any outstanding Share Units that have become partially or wholly Nonforfeitable on or prior to the actual dividend payment date, the Employer shall pay to the Participant, as cash compensation for employment services, an amount equal to the cash dividend amount that would be payable to the Participant if the Nonforfeitable portion of his or her remaining Share Units were Stock of the Plan Sponsor as of the actual dividend payment date.

(b) to the extent that a Participant has any outstanding Share Units that have not yet become 100% Nonforfeitable as of an actual dividend payment date, the Employer shall not make any payments to the Participant with respect to the portion of such Share Units that are not yet Nonforfeitable.

(c) Except for any Share Units granted by a notice dated after the actual dividend payment date, Share Units shall be treated as outstanding as of that payment date if they are allocated to a Participant as of an Accounting Date prior to that payment date, subject to the following paragraph (d).

(d) No cash payment shall be made to a Participant under this Section 6.01 with respect to any Share Units that have either (i) been forfeited on or before the actual dividend payment date or (ii) transferred to a Distribution Account as of a Valuation Date before that payment date.

6.02 DISCRETIONARY PAYMENTS BEFORE SEPARATION FROM SERVICE. At any time during the first two months of a Plan Year or during the last two months before the closing date of a Sale Transaction, the Board of Directors of the Plan Sponsor may in its sole discretion designate all or part of any Nonforfeitable Share Units for payment pursuant to Section 6.04, based on their value at the most recent Accounting Date or, in the case of a payment in connection with a Sale Transaction, based on their value as of the most recent Valuation Date before the closing of the Sale Transaction.

6.03 MANDATORY PAYMENTS ON SEPARATION FROM SERVICE. Upon a Participant's Separation from Service, the Employer shall commence payment, pursuant to Section 6.04, with respect to any of the Participant's Share Units that are not forfeited under Article V, to the extent such Share Units are not already subject to payment under Section 6.02.

6.04 DISTRIBUTION DATES, DISTRIBUTION ACCOUNT AND PAYMENT METHOD. **Distribution Date.** A "distribution date" under this Plan is:

(a) In the case of a Participant's Separation from Service, the first day of the third month beginning after the Separation from Service;

(b) in the case of a Share Unit designated for payment under this Article VI (other than in connection with a Sale Transaction) prior to a Participant's Separation from Service, the first day of the third month of the Plan Year; or

(c) in the case of a Share Unit designated under this Article III for payment in connection with a Sale Transaction, the closing date of the Sale Transaction, or as soon as practicable thereafter.

Transfer to Distribution Account. Whenever a Share Unit is designated for payment under this Article VI, (a) the Share Unit shall be valued pursuant to Article IV as of the Valuation Date specified under Section 6.02 or 6.03, as applicable, (b) the net value of the Share Unit (but not less than zero) shall be transferred as of that Valuation Date from the Participant's Unit Account to a Distribution Account established by the Employer for the Participant and (c) the Employer shall commence payment of the Distribution Account on the distribution date, according to the schedule set forth below.

Subject to Sections 5.04 and 9.10, each Distribution Account shall be 100% Nonforfeitable and shall not be combined with any other Distribution Account of the Participant.

Interest. Beginning as of the distribution date, interest shall be accrued on the remaining balance of each Distribution Account that is payable in installments, at the rate of seven percent (7%) per year, and payable annually as of each anniversary of the distribution date; provided, however, that the Advisory Committee may change the rate of interest as of any distribution date to any lawful rate that is not less than the current rate for one-year savings deposits; and provided further that interest may be determined under paragraph (d) of the following payment schedule.

Payment Schedule. Payment shall be scheduled from Distribution Accounts as follows:

(a) All Distribution Accounts that do not exceed $100,000 in value when payment commences, shall be payable in a single lump sum on the distribution date; or

(b) If a Distribution Account exceeds $100,000 in value, the principal balance shall be payable in two (2) equal annual installments, the first due on the distribution date and the other due on the first anniversary of the distribution date, plus the amount of interest accrued on the Account as of the payment date after the distribution date, subject to paragraph (d) below.

(c) Notwithstanding the foregoing provisions of this Section 6.04, any Account payable as a result of a Sale Transaction shall be payable on terms no more favorable than those under which the Plan Sponsor's shareholders receive payment or other consideration for their Stock, and the Board of Directors may pay such Accounts by using any non-cash consideration payable to such shareholders, in the same proportion received by them, subject to paragraph (d) below.

(d) Notwithstanding the foregoing provisions of this Section 6.04, the Board of Directors of the Plan Sponsor may direct the Employer at any time to prepay all or any part of any Distribution Account balance, including accrued interest, if any, whether before, on or after the distribution date.

Employer's Rights. The Employer shall have the right to deduct, from all amounts payable to a Participant under the Plan, any debts owed to the Employer by the Participant, and any taxes required by law to be withheld with respect to such payments, including payments under the dividend provisions of Section 6.01.

ARTICLE VII
EMPLOYER ADMINISTRATIVE PROVISIONS

7.01 INFORMATION TO COMMITTEE. The Employer must supply current information to the Advisory Committee as to the name, date of birth, date of employment, leaves of absence, Years of Service, Plan Entry Date and date of termination of employment of each Employee who is, or who will be eligible to become, a Participant under the Plan, together with any other information which the Advisory Committee considers necessary. The Employer's records as to the current information the Employer furnishes to the Advisory Committee are conclusive as to all persons.

7.02 NO LIABILITY. The Employer assumes no obligation or responsibility to any of its Employees, Participants or Beneficiaries for any act of, or failure to act, on the part of its Advisory

Committee (unless the Employer is the Advisory Committee) or the Plan Administrator (unless the Employer is the Plan Administrator).

7.03 INDEMNITY OF CERTAIN FIDUCIARIES. The Employer indemnities and saves harmless the Plan Administrator and the members of the Advisory Committee, and each of them, from and against any and all loss resulting from liability to which the Plan Administrator and the Advisory Committee, or the members of the Advisory Committee, may be subjected by reason of any act or conduct (except willful misconduct or gross negligence) in their official capacities in the administration of this Trust or Plan or both, including all expenses reasonably incurred in their defense, in case the Employer fails to provide such defense.

ARTICLE VIII
PARTICIPANT ADMINISTRATIVE PROVISIONS

8.01 BENEFICIARY DESIGNATION. Any Participant may from time to time designate, in writing, any person or persons, contingently or successively, to whom the Employer will pay his or her Nonforfeitable Accrued Benefit in the event of the Participant's death. The Advisory Committee will prescribe the form for the written designation of Beneficiary and, upon the Participant's filing the form with the Advisory Committee, the form effectively revokes all designations filed prior to that date by the same Participant.

8.02 NO BENEFICIARY DESIGNATION/DEATH OF BENEFICIARY. If a Participant fails to name a Beneficiary in accordance with Section 8.01, or if the Beneficiary named by a Participant predeceases him, then the Employer will pay the Participant's Nonforfeitable Accrued Benefit in accordance with Section 6.03 in the following order of priority to:

(a) The Participant's surviving spouse;

(b) The Participant's surviving children, including adopted children, in equal shares;

(c) The Participant's surviving parents, in equal shares; or

(d) The Participant's estate.

If the Beneficiary does not predecease the Participant, but dies prior to distribution of the Participant's entire Nonforfeitable Accrued Benefit, the Employer will pay the remaining Nonforfeitable Accrued Benefit to the Beneficiary's estate unless the Participant's Beneficiary designation provides otherwise. The Advisory Committee will direct the Employer as to the method and to whom the Employer will make payment under this Section 8.02.

8.03 ADDRESS FOR NOTIFICATION. Each Participant and each Beneficiary of a deceased Participant must file with the Advisory Committee from time to time, in writing, his or her post office address and any change of post office address. Any communication, statement or notice addressed to a Participant, or Beneficiary, at his or her last post office address filed with the Advisory

Committee, or as shown on the records of the Employer, binds the Participant, or Beneficiary, for all purposes of this Plan.

8.04 NON-TRANSFERABILITY. Except as provided under Sections 8.01 and 8.02 in the case of a deceased Participant, no Share Units granted under the Plan, nor any Accrued Benefit or rights and privileges pertaining thereto, may be anticipated, alienated, sold, transferred, assigned, pledged, encumbered or hypothecated in any manner, by operation of law or otherwise, other than by will or by the laws of descent and distribution, and shall not be subject to execution, garnishment, attachment or similar process by creditors of a Participant or his or her Beneficiary.

8.05 LIMITED PARTICIPANT RIGHTS. The Plan shall be entirely unfunded, and no provision shall at any time be made with respect to segregating assets of the Employer for payment of any benefits hereunder. No Participant or other person shall have any interest in any particular assets of the Employer by reason of the right to receive a benefit under the Plan and any such Participant or other person shall have only the rights of a general unsecured creditor of the Employer with respect to any benefits under the Plan.

Except as provided under Section 6.01, no Participant shall be entitled to any voting rights, to receive any dividends, or to have his or her Account credited or increased as a result of any dividends or other distribution with respect to the Stock of the Plan Sponsor or Employer.

8.06 APPEAL PROCEDURE FOR DENIAL OF BENEFITS. A Participant or a Beneficiary ("Claimant") may file with the Advisory Committee a written claim for benefits, if the Participant or Beneficiary determines the distribution procedures of the Plan have not provided him or her with his or her proper Nonforfeitable Accrued Benefit. The Advisory Committee must render a decision on the claim within ninety (90) days of the Claimant's written claim for benefits. The Plan Administrator must provide adequate notice in writing to the Claimant whose claim for benefits under the Plan the Advisory Committee has denied. The Plan Administrator's notice to the Claimant must set forth:

(a) The specific reason for the denial;

(b) Specific references to pertinent Plan provisions on which the Advisory Committee based its denial;

(c) A description of any additional material and information needed for the Claimant to perfect his claim and an explanation of why the material or information is needed; and

(d) Any appeal the Claimant wishes to make of the adverse determination must be in writing to the Advisory Committee within ninety (90) days after receipt of the Plan Administrator's notice of denial of benefits. The Plan Administrator's notice must further advise the Claimant that his or her failure to appeal the action to the Advisory Committee in writing within the 90-day period will render the Advisory Committee's determination final, binding and conclusive.

If the Claimant should appeal to the Advisory Committee, he or she, or a duly authorized representative, may submit, in writing, whatever issues and comments the Claimant or the duly authorized representative feels are pertinent. The Claimant, or the duly authorized representative, may review pertinent Plan documents. The Advisory Committee will re-examine all facts related to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Advisory Committee must advise the Claimant of its decision within sixty (60) days of the Claimant's written request for review, unless special circumstances (such as a hearing) would make the rendering of a decision within the 60-day limit unfeasible, but in no event may the Advisory Committee render a decision respecting a denial for a claim for benefits later than 120 days after its receipt of a request for review.

The Plan Administrator's notice of denial of benefits shall identify the name of each member of the Advisory Committee and the name and address of the Advisory Committee member to whom the Claimant may forward any appeal.

ARTICLE IX
ADVISORY COMMITTEE - DUTIES WITH RESPECT TO PARTICIPANTS' ACCOUNTS

9.01 MEMBERS' APPOINTMENT, EXPENSES. The Employer may appoint an Advisory Committee to administer the Plan, the members of which may or may not be Participants in the Plan, or which may be the Plan Administrator acting alone. In the absence of an Advisory Committee appointment, the Plan Administrator assumes the powers, duties and responsibilities of the Advisory Committee. The members of the Advisory Committee will serve without compensation for services as such, but the Employer will pay all expenses of the Advisory Committee.

9.02 TERM. Each member of the Advisory Committee serves until the appointment of a successor.

9.03 POWERS. In case of a vacancy in the membership of the Advisory Committee, the remaining members of the Advisory Committee may exercise any and all of the powers, authority, duties and discretion conferred upon the Advisory Committee pending the filling of the vacancy.

9.04 GENERAL. The Advisory Committee has the following discretionary powers and duties:

(a) To select a Secretary, who need not be a member of the Advisory Committee;

(b) To determine the rights of eligibility of an Employee to participate in the Plan, the value of a Participant's Accrued Benefit and the Nonforfeitable percentage of each Participant's Accrued Benefit;

(c) To adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan provided the rules are not inconsistent with the terms of this Agreement;

(d) To construe and enforce the terms of the Plan and the rules and regulations it adopts, including interpretation of the Plan documents and documents related to the Plan's operation;

(e) To determine all relevant facts and to review and render decisions respecting a claim for (or denial of a claim for) a benefit under the Plan;

(f) To furnish the Employer with information which the Employer may require for tax or other purposes; and

(g) To engage the service of agents whom it may deem advisable to assist it with the performance of its duties.

9.05 <u>MANNER OF ACTION</u>. The Advisory Committee shall act by vote of a majority of the members appointed and qualified.

9.06 <u>AUTHORIZED REPRESENTATIVE</u>. The Advisory Committee may authorize any one of its members, or its Secretary, to sign on its behalf any notices, directions, applications, certificates, consents, approvals, waivers, letters or other documents. The Advisory Committee must evidence this authority by an instrument signed by all members and filed with the Employer.

9.07 <u>INTERESTED MEMBER</u>. No member of the Advisory Committee may decide or determine any matter concerning the valuation, distribution, nature or method of settlement of his or her own benefits under the Plan, except in exercising an election available to that member in his or her capacity as a Participant, unless the Plan Administrator is acting alone in the capacity of the Advisory Committee.

9.08 <u>INDIVIDUAL ACCOUNTS</u>. The Advisory Committee will maintain, or direct the Employer to maintain, a separate Account, or multiple separate Accounts, in the name of each Participant to reflect the Participant's Accrued Benefit under the Plan.

9.09 <u>INDIVIDUAL STATEMENT</u>. After the Accounting Date of each Plan Year, the Plan Administrator may deliver to each Participant (and to each Beneficiary of a deceased Participant) a statement reflecting the condition of his or her Accrued Benefit under the Plan as of that date. No Participant, except a member of the Advisory Committee and any individual designated by the Plan Administrator or Advisory Committee to assist in their duties, has the right to inspect the records reflecting the Accrued Benefit of any other Participant.

9.10 <u>UNCLAIMED BENEFIT PROCEDURE</u>. The Plan does not require either the Plan Administrator or the Advisory Committee to search for, or to ascertain the whereabouts of, any Participant or Beneficiary. At the time the Participant's or Beneficiary's benefit becomes distributable under Article VI, the Advisory Committee, by certified or registered mail addressed to his or her last known address of record with the Advisory Committee or the Employer, must notify any Participant, or Beneficiary, that he or she is entitled to a distribution under this Plan. The notice must quote the provisions of this Section 9.10. If the Participant, or Beneficiary, fails to claim his or her distributive share or make his or her whereabouts known in writing to the Advisory Committee within 6 months from the date of mailing of the notice, the Advisory Committee will treat the Participant's or Beneficiary's unclaimed payable Accrued Benefit as forfeited. A forfeiture under this paragraph will occur at the end of the notice period.

If a Participant or Beneficiary who has incurred a forfeiture of his or her Accrued Benefit under the provisions of the first paragraph of this Section 9.10 makes a claim, within 6 years after the end of the notice period, for his or her forfeited Accrued Benefit, the Advisory Committee must restore the Participant's or Beneficiary's forfeited Accrued Benefit to the same dollar amount as the dollar amount of the Accrued Benefit forfeited, unadjusted for any gains or losses occurring subsequent to the date of the forfeiture. The Advisory Committee will make the restoration during the Plan Year in which the Participant or Beneficiary makes the claim. The Advisory Committee must direct the Employer to distribute the Participant's or Beneficiary's restored Accrued Benefit to him or her not later than 60 days after the close of the Plan Year in which the Advisory Committee restores the forfeited Accrued Benefit.

ARTICLE X
CONVERSION RIGHTS

10.01 NATURE OF CONVERSION RIGHTS. If a Participant receives a grant of Share Units that include a Conversion Right with respect to such Units, the Participant shall thereafter have the right and option, in his or her sole discretion, to convert the value of any vested portion of the Share Units into Stock at any time prior to a Separation from Service, in the manner set forth in this Article X. This Article X shall apply only to Share Units with respect to which the Plan Sponsor's Board of Directors has specifically approved a Conversion Right pursuant to Section 2.02.

10.02 NOTICE OF EXERCISE. A Conversion Right may be exercised by the Participant, at any time prior to a Separation from Service, by delivering to the Advisory Committee a written notice (the "Conversion Notice") containing a signed request that the vested portion of his or her Share Units be converted into Stock pursuant to this Article.

10.03 CONVERSION OF VESTED SHARE UNITS. Upon receipt of a Conversion Notice from a Participant entitled to exercise a Conversion Right, the Advisory Committee shall promptly determine the number of shares of Stock to be issued upon conversion of such Units; and such number shall be equal to the quotient obtained by dividing (a) the dollar value of the vested portion of the Participant's Share Units at the time the Conversion Right is exercised (determined by subtracting their Book Share Value on the date the Units were first granted to the Participant from their Book Share Value as of the Valuation Date under Section 4.02), by (b) the book value of one share of Stock as of that Valuation Date. Such Book Share Values and the book value of a share of Stock shall be determined under Sections 4.03 and 4.04.

10.04 ISSUANCE OF STOCK. Within thirty (30) days from the date of receipt of the Conversion Notice, the Plan Sponsor shall issue to the Participant (without payment by the Participant of any cash) the integral number of shares of Stock determined under Section 10.03, in full satisfaction of the Conversion Right and the related Share Units, together with cash in lieu of any fraction of a share of Stock. As a condition to the issuance of such shares, the Participant shall execute all agreements that the Employer may request as helpful, necessary and/or appropriate to evidence the Participant's agreement to comply with Stock transfer restrictions which are appropriate for Employees of the Employer and/or are required of other shareholders.

10.05 EFFECT OF CONVERSION. The exercise by a Participant of the Participant's Conversion Right pursuant to this Article shall be deemed a termination of Participant's rights to participate in the Plan as of the Valuation Date. If any portion of the Participant's Share Units is not vested under the conditions of Section 5.02 as of the Valuation Date, the non-vested portion shall be forfeited pursuant to Section 5.03 as of the Valuation Date upon the Advisory Committee's receipt of the Conversion Notice. In such event, the Employee giving the Conversion Notice shall no longer be considered a Participant in the Plan as of the Valuation Date.

ARTICLE XI
MISCELLANEOUS

11.01 EVIDENCE. Anyone required to give evidence under the terms of the Plan may do so by certificate, affidavit, document or other information which the person to act in reliance may consider pertinent, reliable and genuine, and to have been signed, made or presented by the proper party or parties. Both the Advisory Committee and the Employer are fully protected in acting and relying upon any evidence described under the immediately preceding sentence.

11.02 NO RESPONSIBILITY FOR EMPLOYER ACTION. The Advisory Committee has no obligation or responsibility with respect to any action required by the Plan to be taken by the Employer, any Participant or eligible Employee, or for the failure of any of the above persons to act or make any payment or contribution, or to otherwise provide any benefit contemplated under this Plan. Neither the Employer nor the Advisory Committee need inquire into or be responsible for any action or failure to act on the part of the other, or on the part of any other person who has any responsibility regarding the management, administration or operation of the Plan, whether by the express terms of the Plan or by a separate agreement authorized by the Plan. Any action required of a corporate Employer must be by its Board of Directors or its designate.

11.03 WAIVER OF NOTICE. Any person entitled to notice under the Plan may waive the notice.

11.04 SUCCESSORS. The Plan is binding upon all persons entitled to benefits under the Plan, their respective heirs and legal representatives, upon the Employer, its successors and assigns, and upon the Advisory Committee, the Plan Administrator and their successors.

11.05 WORD USAGE. Words used in the masculine or feminine also apply to the other where applicable, and wherever the context of the Plan dictates, the plural includes the singular and the singular includes the plural.

11.06 STATE LAW. Missouri law will determine all questions arising with respect to the provisions of this Agreement, except to the extent that Federal law applies.

11.07 EMPLOYMENT NOT GUARANTEED. Nothing contained in this Plan, or any modification or amendment to the Plan, or in the creation of any Share Unit or any Account, or the payment of any benefit, gives any Employee, Employee-Participant or any Beneficiary any right to continue employment, any legal or equitable right against the Employer, or Employee of the Employer, or against its agents or employees, or against the Plan Administrator, except as expressly provided by the Plan, or by a separate written agreement.

ARTICLE XII
AMENDMENT AND TERMINATION

12.01 AMENDMENT BY EMPLOYER. The Board of Directors of the Plan Sponsor has the right at any time and from time to time to amend this Plan in any manner it deems necessary or advisable. No amendment to the Plan may alter, impair or reduce the number of Share Units granted under the Plan, or the amount of any Nonforfeitable Accrued Benefits outstanding prior to the effective date of such amendment, without the written consent of any affected Participant.

12.02 DISCONTINUANCE. Each participating Employer has the right, at any time, to suspend or discontinue its granting of Share Units under the Plan, and the Plan Sponsor has the right to terminate this Plan at any time. The Plan will terminate upon the first to occur of the following:

(a) the date terminated by action of the Plan Sponsor; or

(b) the liquidation or dissolution of the Plan Sponsor, or a merger of the Plan Sponsor into another corporation, unless another participating Employer or a successor to the Plan Sponsor assumes the role of Plan Sponsor with the consent of the existing Plan Sponsor, in which case the Plan shall be amended to have the number and value of all Share Units determined with respect to the common stock of the new Plan Sponsor.

12.03 FORFEITURE OF NON-VESTED BENEFITS. Upon termination of the Plan, an affected Participant's right to his Accrued Benefit shall be forfeited, except to the extent it is already Nonforfeitable, by applying the Nonforfeitable percentage which would then apply under Article V if the Participant had a Separation from Service as of the date of Plan termination.

12.04 TERMINATION. Upon termination of the Plan, the date of termination shall be a Valuation Date under Section 4.02, the Nonforfeitable portion (if any) of all Unit Accounts shall be transferred to Distribution Accounts bearing interest pursuant to Section 6.04 after that Valuation Date, any portions of Unit Accounts that have not become vested (Nonforfeitable) shall be automatically forfeited, and the distribution provisions of Article VI shall remain operative; except that in addition to the distribution events permitted under Article VI, the Plan Sponsor may elect to have the Employer distribute all Nonforfeitable Accrued Benefits in a cash lump sum to each Participant at any time after the Plan terminates.

IN WITNESS WHEREOF, the participating Employer has executed this Plan in St. Joseph, Missouri effective this 1st day of February, 1997, pursuant to a duly adopted resolution of the Board of Directors of the Employer.

AGRI-LABORATORIES, LTD.

By [signature]

Its Board

AGRI-LABORATORIES, LTD.
EXECUTIVE SHARE APPRECIATION PLAN

SHARE UNIT CERTIFICATE

1. Number and Valuation of Share Units. Agri-Laboratories, Ltd. (the "Employer") hereby certifies that **Steven Schram** (the "Executive") is the owner of **15,000** Share Units granted as of **February 1, 1997** (the "Effective Date"), by the Employer under its Executive Share Appreciation Plan, as amended (the "Plan").

The Effective Date shall be the first Accounting Date used for future measurement of the value of those Share Units. Each of those Share Units was valued at zero as of the Effective Date. These Share Units will grow in value by the amount of any increase in the Book Share Value (as defined in the Plan) of one share of the Employer's Class A voting common stock (the "Stock"), as computed under the Plan. For purposes of valuing these Share Units in future years, the Book Share Value of a share of Stock as of the Effective Date shall be deemed to be the lowest Book Share Value at the end of any month during the period from March 1, 1997 to December 31, 1997. $856 – 12/31/97

2. Vesting Date. However, for vesting purposes under the Plan, these Share Units will be treated as if they had been granted on January 1, 1997, allowing these Share Units to be 20% vested when granted.

3. Nature of Share Units. This Certificate represents units of potential deferred compensation held on the books of the Employer as a performance incentive for the Executive. The Executive's rights in the Share Units are not transferable and are subject to the terms and conditions (including forfeiture risks) set forth in the Employer's Executive Share Appreciation Plan. The Units granted to the Executive under the Plan are not shares of Stock in the Employer and the Executive does not have any of the rights of an owner of Employer Stock. This certificate is not a contract of employment and does not entitle the Executive to continued employment by the Employer.

4. Plan Document. All Share Units are subject to the terms and conditions of the Plan document, which may be changed or terminated by the Employer at any time. However, the Employer will not reduce any Plan benefit that is already earned, except as allowed under the Plan's vesting and forfeiture conditions. This certificate is evidence of the Executive's Share Units and should be kept in a safe place.

5. Conversion Rights. The Employer's Board of Directors has declared that the Share Units described in this certificate shall include a Conversion Right (as defined in the Plan) to obtain Stock in lieu of vested Share Units pursuant to the Plan.

Dated: February 1, 1997

AGRI-LABORATORIES, LTD.

By [signature]

Its Board

127044-1

EXHIBIT 10.1

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

August 1, 2003

EXHIBIT H

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned firm consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of the financial statements of Agri-Laboratories, Ltd., as of and for the periods ended December 31, 2001, and December 31, 2002, and to the reference of our firm therein.

Kane, Mitchell + Co. LLC.

Kane, Mitchell & Co., L.L.C.

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

August 1, 2003

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned firm consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our compilation report of the financial statements of Agri-Laboratories, Ltd., as of and for the period ended April 30, 2003, and to the reference of our firm therein.

Kane, Mitchell & Co. LLC.

Kane, Mitchell & Co., L.L.C.

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083

EXHIBIT 10.2

LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Ralph R. Brock
Joseph W. Kennedy
Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
Richard D. Greene
A.J. Schwartz, Jr.
Donald E. Schrag
William B. Sorensen, Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Susan R. Schrag
Michael Lennen
Karl R. Swartz
Roger L. Theis
Richard F. Hayse*
Thomas R. Docking
Diane S. Worth
Tim J. Moore
Janet Huck Ward
T. Lynn Ward
Roger N. Walter*
James D. Young
Luke A. Sobba*
Kimberly S. Klemme
Richard A. Kear
Cameron V. Michaud

Of Counsel
Gerald L. Michaud
Rick E. Bailey
Robert P. Burns
Kelly S. Herzik

*Resident in Topeka Office

Lester L. Morris
1901 - 1966
Verne M. Laing
1907 - 2000
Ferd E. Evans, Jr.
1919 - 1991
Dennis M. Feeney
1953 - 2001

Sender's email: rwalter@morrislaing.com

November 4, 2003

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Kansas corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit C to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes effective being hereinafter called the "Form 1-A" and the "Prospectus," respectively.

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their consent: (i) the representation of the Company and its Directors set forth in the aforementioned

800 SW Jackson, Suite 1310 ! Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232-9983 • www.morrislaing.com
Wichita Office Located in Old Town Square

documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion expressed herein shall be effective only as of the date of this opinion letter. The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. Our opinion is based on the facts and the above documents as they exist on the date of this letter, and we assume no obligation to revise or supplement such opinion as to future changes of law or fact. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,

Morris Laing Evans Brock & Kennedy Chtd.

MORRIS, LAING, EVANS, BROCK & KENNEDY, CHARTERED